

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

DURANGO GOLD

Durango Gold Corp.

Offering of a
Minimum of 15,625 Shares of Common Stock ($25,000)
up to a
Maximum of 3,125,000 Shares of Common Stock ($5,000,000)

Address for Notices and Inquiries:

Durango Gold Corp.

Fernando Berdegué
CEO and President
1 East Liberty Street, Suite 600
Reno, NV 89501
0052-669-154-0605
fberdegue@dgoldcorp.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

OFFERING STATEMENT

DURANGO GOLD CORP.

**Offering of a
Minimum of 15,625 Shares of Common Stock ($25,000)
up to a
Maximum of 3,125,000 Shares of Common Stock ($5,000,000)**

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$1.60	$0.112	$1.488
Minimum Shares of Common Stock Sold	$25,000	$1,750	$23,250
Maximum Shares of Common Stock Sold	$5,000,000	$350,000	$4,650,000

We are offering shares of our common stock at a price per share of $1.60. We are offering a minimum of 15,625 shares for $25,000 and up to a maximum of 3,125,000 shares for $5,000,000. The minimum investment that you may make is $480. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

(1)   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $50,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

(2)   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Prime Trust, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $25,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before 9th of May, 2022. If we do not raise the minimum amount offered by 9th of May, 2022, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is May 13, 2021

TABLE OF CONTENTS

LIST OF EXHIBITS

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Durango Gold Corp., which we refer to as the Company, we, us or our, is a precious metal exploration company with a focus on discovering the next world-class deposit of Mexico. We were formed as a Nevada corporation on November 9, 2020. We are offering shares of our common stock at a price per share of $1.60 with a minimum investment of $480 required. We are offering a minimum of $25,000 of our common stock and a maximum of $5,000,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Durango Gold Corp., a Nevada corporation, is a precious metal exploration company with the presence in Mexico that enables it to leverage its culture, network and property pipeline and establish an advantageous position towards discovering the next legacy mine of Mexico. Its primary goal is the discovery a "world-class deposit"– a mine so rich, it could last for more than 100 years of production. The Company was only recently incorporated, is in the development stage and has not generated any revenues or net income to date.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to support the company's exploration budget for its first project, with the intention to commence drilling operations in the second quarter of 2021 and with this, the fulfillment of its part in the Agreement between Shareholder for the project, and general working capital for operations. See "Question 10" below for further information.
Securities Offered	Shares of common stock of our company for $1.60 per share in a minimum amount per investor of $480.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 15,625 shares of common stock or $25,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 3,125,000 shares of our common stock or $5,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $25,000 of securities. Once we raise the $25,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 490,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 10,000,000 shares of blank check preferred stock, par value $0.0001 per share ("Preferred Stock"). As of the date of this offering statement, a total of 10,896,250 shares of common stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding, and excludes: 1,400,000 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $0.80 per share; and 600,000 shares of additional common stock that are reserved for future issuance under our 2021 Stock Incentive Plan.

Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Anti-Dilution Rights	The shares of Common Stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Fernando Berdegué, Ron Bauer, Craig Auringer, Alfredo M. Kofman, Sean Zubick, and Gustavo Mazon. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Fernando serves as the CEO of our company and oversees all of our operations. Steven Weiss serves as the Chief Geologist of our company and designs and oversees the execution of the exploration plan of our company. James Stonehouse serves as the COO of our company and oversees the operations of our company. Charles Funk and German Rosete serve as members on our Advisory Board.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. The following limitations apply to investment amounts by individual investors who are not accredited investors: - Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to: - If either their annual income or net worth is less than $107,000, then the greater of: $2,200 or 5 percent of the greater of their annual income or net worth. - If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth. The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.
Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for

	the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Durango Gold Corp. The issuer is a Nevada corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Fernando Berdegué, Chairman of the Board   **Dates of Board Service: November 2020 - Present**

Mr. Berdegué has extensive experience in the mining sector. He joined Tonogold Resources in 2016, acquiring and exploring the historic Comstock Lode in Nevada. Prior to this, he was the founder of the DSPC private equity fund in South Africa. Fernando is also co-founder of Blue Marlin Capital, a venture capital entity focused on the natural resources space. He holds a degree in Finance with a specialization in corporate law (ITESM), and a Masters in Management (IE Business School), and holds certificates in mining studies (UBC) and advanced corporate finance (LSE).

Mr. Berdegué's Business Experience for the Last Eight Years
    Employer: Durango Gold Corp.
    Employer's Principal Business: Precious metals exploration
    Title: CEO, President, Secretary, Treasurer, and Chairman of the Board
    Dates of Service: November 2020 - Present
    Responsibilities: Mr. Berdegué is responsible for finding projects, undertaking negotiations, forming and maintaining a firs-class team, developing the business plan and corporate strategy, promoting creative thinking inside the company and designing a shared value strategy, promoting the company and raising capital and overseeing the execution of the business plan.

Employer: Tonogold Resources Inc.
Employer's Principal Business: Precious metals exploration
Title: Strategic Advisor
Dates of Service: December 2016 – August 2020
Responsibilities: Mr. Berdegué was responsible for finding projects, undertaking negotiations, supporting the formation of the team, administrative services, support in the development of the business plan and corporate strategy, promoting creative thinking inside the company, promoting the company and raising capital and advising on the execution of the business plan, negotiating drill-for-equity 30,000-meter contract.

Employer: Ranchero Gold Corp
Employer's Principal Business: Precious metals exploration
Title: Non-executive Strategic Advisor
Dates of Service: December 2019 – Present
Responsibilities: Mr. Berdegué supported the formation of the team, advised in the development of the business plan and corporate strategy, promoted creative thinking inside the company, promoted the company and raised capital and advised on the execution of the business plan.

Employer: Aequilibrium Corp, Wildlife Consortium, Specialized Breeders & Dalma Scarce Species Conservation Fund
Employer's Principal Business: Wildlife Management & Conservation
Title: CEO, Chairman
Dates of Service: December 2010 – 2016
Responsibilities: Mr. Berdegué developed an innovative ecosystem-focused for-profit conservation model through wildlife management in South Africa. He worked on the formation of the group and companies, the incorporation of a private equity fund, the formation of the team, administrative services and development of the business plan and corporate strategy. He was also responsible for promoting creative thinking inside the company, promoting the company and raising capital and advising on the execution of the business plan, negotiating dept and managing the capital structure of the business, purchase and sell contracts, land and property acquisition and public relations.

Education: Bachelor´s degree in Finance with a specialization in corporate law from Instituto Tecnologico y de Estudios Superiores Monterrey in Monterrey, Mexico and Universidad Pontificia de Comillas in Madrid, Spain; Masters in Management with specialization in creative thinking from IE Business School in Madrid, Spain [and Certified Courses in Advanced Corporate Finance and Entrepreneurship from the London School of Economics and Political Science (Undergraduate and Executive schools) in London, UK, Certified courses in Ancient History from Leicester University, Cambridge University and Oxford University and Higher Degree Certificate Level in mining studies at EDUMINE (University of British Columbia).

Gustavo Mazon, Director   **Dates of Board Service: March 2021 – Present**

Mr. Mazon joined the board of directors in March 2021. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions. Mr. Mazon is acting CEO for the Mazon Family Group. He is an experienced executive and successful entrepreneur with a strong focus in growth. He is an expert in good management practices, control implementation and corporate governance. He has had exposure in a wide variety of industries and engaged in large scale infrastructure projects; from energy to agriculture, real estate and mining.

He is Co-Founder in Tonogold Resources and Chairman of the Board for Ranchero Gold. He also acts as executive director for business development at Minera Puma, a private mining prospector owned by the Mazon Family Group.

Mr. Mazon's Business Experience for the Last Three Years
Employer: Durango Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Director of Business Development
Dates of Service: March 2021 - Present

Responsibilities: Mr. Mazon joined the board of directors in March 2021. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions. Mr. Mazon is in charge of business development.

Employer: Ranchero Gold Corp
Employer's Principal Business: Precious Metals Exploration
Title: Chairman of the Board
Dates of Service: January 2020- Present
Responsibilities: Overseeing the correct functionality of the board of directors. Business development and country support and knowhow.

Employer: Mazon Group
Employer's Principal Business: Real Estate, Construction, Agriculture, Mining (Minera Puma).
Title: CEO
Dates of Service: January 2012- Present
Responsibilities: Mr. Mazon is leading the Mazon Group through different projects in diverse industries and supervising their planning and execution. Mr. Mazon has been responsible for important value creation in the past decade. Institutionalizing the Mazon Group and consolidating a board, creating a new corporate culture based on values and principles.

Education: Bachelor in Business from the Instituto Tecnologico de Estudios Superiores de Monterrey.

Alfredo Kofman, Director   **Dates of Board Service: March 2021 – Present**

Mr. Kofman joined the board of directors in March 2021. His knowledge in the areas of leadership and culture, and strategic advising has provided wisdom and perspective in business decisions. Mr. Kofman is a renowned international author, speaker, and consultant, working with large corporations all over the world. He is an experienced CEO advisor and successful entrepreneur with a strong focus in humanistic approaches to business. His books, "Conscious Business", "The Meaning Revolution" and "Metamanagement" have been adopted as a pillar of corporate culture by companies all over the world. He has had exposure in a wide variety of industries and engaged in large culture transformation projects; from financial services (Axa, Citibank, Brex, Chubb) to energy (Shell) to Information Technology (Microsoft, Yahoo, LinkedIn, Google), to advanced research (Alphabet's X).

Mr. Kofman's Business Experience for the Last Three Years
Employer: Durango Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Director of Leadership and Conscious Business
Dates of Service: March 2021 - Present
Responsibilities: Mr. Kofman joined the board of directors in March 2021. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Conscious Business Center
Employer's Principal Business: Leadership and Coaching Development
Title: Director, teacher and senior executive advisor
Dates of Service: January 2013- present
Responsibilities: Mr. Kofman co-founded the company and has been a director from the start. His academic expertise and business experience have been the core of the company's academic programs, coaching practices, and business advisory services.

Employer: Google
Employer's Principal Business: Consumer Internet
Title: Vice President, advisor to the CEO's office
Dates of Service: April 2018 – July 2020

Responsibilities: Mr. Kofman advised the office of the CEO on matters of leadership and culture. He also worked with the Google School of Leaders creating and delivering leadership development programs for Google's senior executives.

Education: Ph.D in Economics from University of California at Berkeley.

Ron Bauer, Director   **Dates of Board Service: November 2020 - Present**

Mr. Bauer is a venture capitalist and principal investor with over twenty years' experience, focusing on the natural resources and biotech sectors. Ron was the founder of Turkana Energy, which merged with Africa Oil (TSX:AOI) in July 2009. Africa Oil grew to become one of Canada's most successful oil and gas exploration companies after discovering one of Africa's largest oil sources this century. Africa Oil grew to a market cap of more than $3 billion at its peak, having raised over $1 billion of equity to develop the project on Turkana's concession. Ron was recently instrumental in the founding and merger of three biotech companies into a NASDAQ SPAC in a $175 million merger which included a number of financing rounds.

Mr. Bauer's Business Experience for the Last Three Years
Employer: Durango Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Director
Dates of Service: November 2020 - Present
Responsibilities: Mr. Bauer joined the board of directors in November 2020. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Bonsai Capital
Employer's Principal Business: Financial Services and Consulting
Title: Director
Dates of Service: 2014 - present
Responsibilities: Managing Director. Bonsai Capital is a full service VC and management company. Financing, Consulting and Management.

Education: Master of Business Administration from University of Cambridge's Judge Business School.

Craig Auringer, Director   **Dates of Board Service: November 2020 – Present**

Mr. Auringer is a venture capitalist of over two decades' experience, and a founding partner at London-based investment firm Bonsai Capital Ltd. As a corporate development consultant both independently and with Bonsai Capital, he has worked across a wide variety of sectors such as mining, oil and gas in Canada, the US and Mexico. His familiarity with the domestic mining market in Mexico will be a huge asset to Durango Gold. Craig has also worked in the health and biotech sectors, focusing his efforts on funding and advising companies searching for treatments for cancer and Alzheimer's. Over his career, he has helped raise more than $150 million for these businesses in both public and private markets.

Mr. Auringer's Business Experience for the Last Three Years
Employer: Durango Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Director
Dates of Service: November 2020 - Present
Responsibilities: Mr. Auringer joined the board of directors in November 2020. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Bonsai Capital
Employer's Principal Business: Financial Services and Consulting
Title: Director

Dates of Service: 2014 - present
Responsibilities: Managing Director. Bonsai Capital is a full service VC and management company. Financing, Consulting and Management.

Sean Zubick, Director   **Dates of Board Service: March 2021 – Present**

From 2013 to 2020, Mr. Zubick grew a $25,000 personal investment portfolio into one of Canada's leading resource focused merchant banks. Palisade Global Investments has over $170,000,000 in assets under management (AUM). He is a co-founder and principle investor of New Found Gold Corp., which conducted IPO in August 2020 at a $180m valuation.

Mr. Zubick is a co-founding investor of Goldspot Discoveries, the first Investment vehicle leveraging AI and machine learning in data interpretation for mineral exploration. He is a recognized industry investor, resource speculator, and private fund manager. His expertise is in small and micro-cap junior mining resource companies, capital markets, and resource startup lifecycles (from conception to IPO/RTO). He has raised over $100,000,000 in the sector since 2013. Sean is also a founding partner on the Discovery Fund.

Mr. Zubick's Business Experience for the Last Three Years
Employer: Durango Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Director
Dates of Service: March 2021 - Present
Responsibilities: Mr. Zubick joined the board of directors in March 2021. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Palisades Global Investments
Employer's Principal Business: Merchant Bank
Title: COO
Dates of Service: 2013-2020
Responsibilities: Sourcing / Structuring Investment Opportunities for the Merchant Bank

Education: Bachelors Degree from University of North Carolina - Charlotte.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Fernando Berdegué, Chief Executive Officer, President, Secretary, Treasurer, Chairman of the Board

See "Directors of the Company" section above.

Steven Weiss, PhD, CPG, Chief Geologist

Mr. Weiss has worked as a minerals exploration geologist in the mining industry since 1979, serving in roles from generative to senior project management, and has enjoyed much success in Mexico. In 2003, working with Glamis Gold, Steve led exploration at the El Sauzal gold mine and in the surrounding Sierra Madre Occidental.

He then worked for Goldcorp as Mexico Exploration Manager, and led the team that more than doubled the mineral resources at the Camino Rojo deposit. Since departing Goldcorp in 2013, Steve has provided independent exploration consulting services for companies with projects in the US and Mexico.

Mr. Weiss's Business Experience for the Last Three Years
Employer: Durango Gold Corp.

Employer's Principal Business: Precious metals exploration
Title: Chief Geologist
Dates of Service: December 2020 - Present
Responsibilities: Developing and guiding the exploration program of the company. Leading the exploration team to develop resources and making discoveries. Writing internal reports.

Employer: Mine Development Associates
Employer's Principal Business: Mining Consulting Firm
Title: Independent Consultant & Qualified Person
Dates of Service: March 2017 – December 2020
Responsibilities: Mr. Weiss performed independent consulting for mining companies in the US, Canada and Mexico at any stage of exploration, development, production, or closure. Writing NI43-101 reports, helping develop exploration programs, guiding exploration and developing resources as a third party consultant.

Education: Mr. Weiss is a Qualified Person under NI 43-101 and holds a Bachelor's Degree in Geology from Colorado College and MSc. and PhD. degrees in Geological Sciences from the Mackay School of Mines at the University of Nevada, Reno.

James Stonehouse, Chief Operating Officer

Mr. Stonehouse is a geologist with comprehensive experience in the exploration and development of gold and silver mines. His career spans forty-five years, twenty of them at the level of Vice President. He has led exploration teams with track records of discovery and value creation in both greenfield and brownfield environments, working for companies such as Americas Gold and Silver Corp (NYSE: USAS). In these roles he has a long track record of successful project management, successfully directing simultaneous operations across the continent, including Latin America.

Mr. Stonehouse's Business Experience for the Last Three Years
Employer: Durango Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Chief Operating Officer
Dates of Service: January 2021 - Present
Responsibilities: Maintaining good operations standard, analyzing, and evaluating advanced-stage projects and developing plans for mining operations. Supporting the exploration team with logistics and leading permitting and other regulatory matters of the company. Installing operating processes for the different areas, including administration.

Employer: American Gold and Silver
Employer's Principal Business: Precious metals exploration
Title: Country Manager
Dates of Service: June 2015 – December 2020
Responsibilities: Mr. Stonehouse has a long track record of successful project management, successfully directing simultaneous operations across the continent, including Latin America.

Education: Bachelor of Arts in Geology from Dartmouth College, and a Master of Arts in Geology from Dartmouth College.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Craig Auringer	3,062,500 shares of Common Stock	28.11%[1]
Theseus Capital Ltd[2]	3,125,000 shares of Common Stock	28.68%[1]
Snapper Rock Holdings Ltd[3]	3,062,500 shares of Common Stock	28.11%[1]

[1] Based on 10,896,250 shares of common stock issued and outstanding.

[2] Ron Bauer, a director of the Company, serves as Managing Partner of Theseus Capital Ltd.

[3] Fernando Berdegué, CEO and Chairman of the Board of the Company, serves as CEO of Snapper Rock Holdings Ltd.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is Durango Gold Corp. We were incorporated in the State of Nevada on November 9, 2020. We are a development stage company that only recently commenced operations and we have not generated any revenues or net income to date.

On February 9. 2021, we entered into an Agreement Between Shareholders, which we refer to as the Cielo Azul Shareholders Agreement, with Silverstone Resources, S.A. de C.V., which we refer to as Silverstone, and Cielo Azul Resources, S.A. de C.V., which we refer to as Cielo Azul. Pursuant to Cielo Azul Shareholders Agreement, Silverstone agreed to contribute 36 mining concessions relating to the Claudia project to Cielo Azul. The Claudia project is located approximately 145 kilometers northwest of the city of Durango and 15 kilometers northwest of the town of Santiago Papasquiaro in the northwestern part of the state of Durango, Mexico. The Claudia property consists of 36 contiguous mining concessions covering approximately 6,400 hectares, or about 14,000 acres in the El Papanton Mining District, close to 135km from the city of Durango. On January 21, 2021, Silverstone transferred the mining concessions to Cielo Azul and Cielo such that Cielo Azul now owns 36 concessions in the Claudia project. Our company agreed to contribute a total of $7 million to Cielo Azul in exchange for a 45% equity interest in Cielo Azul. As of the date of this offering statement, we do not own any interest in Cielo Azul. We must make this contribution on or before February 9, 2023 (within two years of the effective date of the Cielo Azul Shareholders Agreement); provided, however, that we must contribute (1) $1 million within 60 days following Silverstone's contribution of the aforementioned mining concessions, of which we have already contributed approximately $300,000 as of the date of this offering statement; (2) $4 million on or before February 8, 2022 (during the first 12 months of the term of the Cielo Azul Shareholders Agreement), and (3) $2 million on or before February 9, 2023 (within two years of the effective date of the Cielo Azul Shareholders Agreement). Notwithstanding the foregoing, the minimum amount that we must contribute to Cielo Azul under the Cielo Azul Shareholders Agreement is $5 million. If we do not satisfy this minimum contribution on or before February 8, 2022, we will receive a pro rata portion of the equity in Cielo Azul, but would be in breach of contract and could lose our entire investment in the Claudia Project and Cielo Azul. Although we will ultimately own only 45% of Cielo Azul, the Cielo Azul Shareholders Agreement provides our company with the right, after we contribute $7 million, to appoint members to the board of directors and gives our

Chief Executive Officer, Fernando Berdegué de Cima, the right to control the operation of Cielo Azul and the Claudia Project. The Cielo Azul Shareholders Agreement also gives Silverstone the exclusive right to exploit 130,000 tons of minerals located in the Tiro Agulareña area of the Claudia Project.

Our mission is to find the next world-class gold and silver deposit in Mexico. Based in a region with one of the richest histories of precious metal discoveries in the country, we believe that the Claudia project shows significant promise. We are also in negotiations for acquiring interests in two other properties. Our company is guided by an expert team of geologists with distinguished careers who will help us exploit modern technology to gain the maximum value from our interests in the Claudia project and future projects that we may obtain interests in.

Business Plan

We recently begun operations relating to the Claudia project in the State of Durango in the Sierra Madre Occidental, home to some of the most productive mines in Mexico. We have the right to purchase up to 45% of Cielo Azul, which owns 36 mining concessions relating to the Claudia project and our Chief Executive Officer, Fernando Berdegué de Cima, personally has the right to acquire an additional 2.25% of Cielo Azul which would put 47.25% of Cielo Azul under our common control with our CEO. As of the date of this offering statement, we do not own any interest in Cielo Azul.

We plan to continue to expand our ownership in mineral rights in Mexico. We hope to acquire rights in three additional projects during the second quarter of 2021 and to begin exploration work to develop resources, and to begin resource estimation for these projects by the end of 2021.

Through regional consolidation, we expect to obtain a stronger land position that we expect will provide a better platform for making a discovery, which is our long-term goal. We expect to acquire an area of influence of about 150,000 acres. Within these areas, there are various areas of interest that may develop into drilling targets for future resource development.

Once we have accomplished the above, and are thus in control of an important mineral inventory, we believe we will be well-positioned to be acquired by a larger mining company. Major companies are accelerating their production as a result of the current increased precious metals prices and exhausting their inventories. As a result of this accelerated production, we expect that many major mining companies will become more acquisitive beginning in 2023.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Potential Future Acquisitions

We plan to acquire, own or partner with third parties to explore what we believe to be promising ground in the Sierra Madre Occidental and in other parts of the Northwest of Mexico and we anticipate acquiring two more properties that we believe have significant value in the short term.

We expect to be able to enter into arrangements with the owners of the concessions relating to these two new opportunities that will require us to make relatively minimal upfront payments while we explore the properties with payments of the balance over a period of two to four years. Total consideration for the potential acquisitions ranges from $2 million to $4 million with upfront cash between $250,000 and $500,000. The balance of the acquisitions will be conditioned on our company investing in the projects rather than additional payments to owners.

Exploration and Development Costs

Costs of acquiring mining properties and any exploration and development costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially mineable property in accordance with FASB ASC 930, *Extractive Activities- Mining*. Mine development costs incurred either to develop new gold and silver deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value.

The Company capitalizes costs for mining properties by individual property and defers such costs for later amortization only if the prospects for economic productions are reasonably certain.

Capitalized costs are expensed in the period when the determination has been made that economic production does not appear reasonably certain.

Sonora Project

One of the projects that we may acquire an interest in is known as the Sonora Project. We believe that this project is a relatively advanced-stage project with resources that we estimate amount to 150,000 ounces of gold of Measured and Indicated resources with an additional silver resource. We currently in the process of conducting our due diligence investigation of this project.

Another aspect of the Sonora project that we are investigating is expected to have 3 million tons of lead, zinc and silver ore on a Measured and Indicated resource. We are conducting our due diligence investigation of this project as well. In addition, we are currently negotiating the acquisition of a fully permitted processing facility suitable for the processing of this type of ore.

Finally, there is an advanced exploration project in Sonora with interesting drill intersects, particularly in terms of widths, of oxide ore at shallow depths. We believe that there is a greater amount of competition for this acquisition and it may be more difficult to successfully acquire rights in this project. However, the acquisition would represent an opportunity for our company to acquire a drill-ready project. We are also in the due diligence phase of this acquisition and see potential challenges relating to the metallurgy and recovery of the gold and silver at this site.

Sierra Madre Occidental Project

There is an early-stage exploration project 107 kilometers north-east of the city of Mazatlan that has not been explored and never drilled before. This project is located in the western slopes of the Sierra Madre. The surface area of this project is of 15,789 hectares and it hosts a similar vein array to that of the Claudia project in terms of lateral extend. An old mill site and other old infrastructure exists at the site. One of the old mines provides access to two of the four levels where some of the gold and silver vein structures are visible. We believe that this project presents an opportunity for a major discovery and we are in advanced negotiations with the owners.

Another early-stage opportunity exists relating to a project that is 135 kilometers west of the Claudia project in Durango that has not been explored outside of an area that is being mined by the owner. This project is also located in the western slopes of the Sierra Madre. The surface area of this project is of 70,000 hectares and it hosts a variety of areas of interest and vein arrays. Similar to the early-stage project north-east of the city of Mazatlan described above, this project has old infrastructure that may warrant exploration work with modern technology. Although there is access to some of the areas of this project, the existing infrastructure in the area because of present mining operations could be a supported with logistics. We believe that this is a project that may present an opportunity for a discovery because of the density of mining operations in the region.

Claudia Project

Attached as Exhibit G to this Form C and incorporated by reference into this Form C is a technical report on the Claudia project that was prepared in accordance with the disclosure and reporting requirements of the Canadian Securities Administrators National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, as amended. Please refer to this technical report for detailed information regarding the Claudia project.

The Claudia Project is located 135 kilometers north of the city of Durango. We have a right to purchase up to 45% interest in the Claudian project through the Cielo Azul Shareholders Agreement that is described above. The Claudia project has 36 mining concessions and Cielo Azul now owns 36 mining concessions. See "**Business Overview**" above for a description of the Cielo Azul Shareholders Agreement and our rights thereunder.

On January 22, 2021, Fernando Berdegué, the CEO of the Company, entered into an advisory agreement with Silverstone Resources which entitled the Company to purchase additional 2.25% interest in Cielo Azul. This interest has been pledged by Fernando Berdegué to vest in favor of Durango Gold, thereby giving Durango Gold up to a 47.25% interest in Cielo Azul upon completing its required investment of $7 million in full.

Historical drilling in the veins and underground exploration of Claudia property have yielded promising results. We expect that direct targeting using proven geologic methods will bring the project areas to a decision point as quickly and efficiently as possible.

Mineral Rights and Properties

We defer acquisition costs until we determine the viability of the property. Since we do not have proven and probable reserves as defined by Securities and Exchange Commission ("SEC") Industry Guide 7, exploration expenditures are expensed as incurred. We expense care and maintenance costs as incurred.

We review the carrying value of our mineral rights and properties for impairment whenever there are negative indicators of impairment. Our estimate of the gold price, mineralized materials, operating capital, and reclamation costs are subject to risks and uncertainties affecting the recoverability of our investment in the mineral claims and properties. Although we have made our best, most current estimate of these factors, it is possible that near term changes could adversely affect estimated net cash flows from our mineral claims and properties and possibly require future asset impairment write-downs.

Where estimates of future net operating cash flows are not available and where other conditions suggest impairment, we assess recoverability of carrying value from other means, including net cash flows generated by the sale of the asset. We use the units-of-production method to deplete the mineral rights and properties.

Claudia Property Acquisition History

Location and Access

The Claudia project is located approximately 145 kilometers northwest of the city of Durango and 15 kilometers northwest of the town of Santiago Papasquiaro in the northwestern part of the state of Durango, Mexico.

The Claudia property consists of 36 contiguous mining concessions covering approximately 6,400 hectares, or about 14,000 acres in the El Papanton Mining District, close to 135 kilometers from the city of Durango. The property has good access with a road crossing through the north portion of the property, access to water and power runs through the road all the way to Topia.


Chihuahua
MEXICO
Overview
Area: 6,400 Hectares (15,500 acres)
Veins Array: 9 km long by 4 km wide.
MEXICO
chis
Claudia
Project
Gómez Palacio
Torreón
Culiacán
Durango
Mazatlán
Zacatecas

Access to the Claudia project is typically from the City of Durango via paved highways MEX 45 and MEX 23 for approximately 150 kilometers north and west to the city of Santiago Papasquiaro, then another 10 kilometers north on highway MEX 23 to the junction with the paved, two-lane highway MEX 36.

Property History

The Claudia property encompasses most of the historic El Papantón mining district where at least nine small mines of un-recorded and likely small production were operated and abandoned prior to the early 1990s.

There were 40 core holes drilled between 1994 and 2007. Available records indicate a total of 6,293m have been drilled in 40 diamond-core holes by Minera Bacis, S.A. de C.V., or Minera Bacis, (30 holes in 1994) and Silverstone Resources (10 holes in 2007). This drilling has tested only a small fraction of the Claudia vein system. Most of the drilling was concentrated along a portion of the Aguilareña-Tres Reyes vein, with much less drilling of small segments of the Guadalupana vein near the historic Guadalupana, Mina Vieja and La Providencia prospects.

Gold-silver mineralization is found in a northwest-southeast trending, 9 kilometers long by 4 kilometers wide array of veins. At least 9 small historical mines of unrecorded and likely small production were operated and abandoned in the early 1990s.



Minera Bacis optioned the Claudia property in 1991 and drilled 33 diamond-core holes for a total of 3,126.70m in 1994. Minera Bacis acquired the property and completed 3,057m of drifts, raises, and the 94m Aguilareña shaft. Minera Bacis utilized information from underground development accessed from the Aguilareña shaft, surface drilling and underground drilling to estimate reserves and resources for the Aguilareña area.

Results from both campaigns display good mineralization and confirm potential for extensions at depth. DDH 31 being one of the best holes with a 1.35 meter intercept yielding 5.65 g/t Au and 490 g/t Ag.

Minera Bacis (1994)

AREA	CORE HOLES	METERS
Aguilareña	11	2,038
Guadalupana	8	752
Las Providencias	2	529
Mina Viejas	5	2,038
Tres Reyes	4	752
Total	30	4,347

Silverstone Resources (2007)

AREA	CORE HOLES	METERS
Aguilareña	6	1,598
Tres Reyes	4	348
Total	10	1,946

In June 2009, Silverstone Resources was purchased by Silver Wheaton Corp. Late in 2009, Silver Wheaton sold Silverstone Resources to a group of private Mexican investors and the property has been idle since then.

General Geology

The Claudia property consists of 36 mining concessions that total 6,435.4 hectares and are registered with the Mexican mining authority, the Direccíon General de Minas, or DGM. The total area of the property is 6,437 hectares.

Assays of channel samples spanned a range of 0.3g Au/t to 10g Au/t, with silver grades generally in the range of 10Ag/t to 350 Ag/t, the highest grade sample, in the Aguilareña vein, had 31.5g Au/t and 1,159g Ag/t over a width of 0.7m.

Mineralization

Gold-silver mineralization at the Claudia project is found in a northwest-southeast trending, nine kilometers long, by up to four-kilometers wide array of sub-parallel to anastomosing epithermal quartz veins, sheeted-veins and vein-stockwork zones. Mineralized veins mainly vary from about 0.2m to 3.5m in width, with wider zones of stockwork near vein intersections. Widths of 0.5m to 15m have been reported for the Aguilareña vein and widths of 1.0 to 15m have been reported for the Guadalupana and Santiaguera veins, respectively.

Claim Ownership

The Claudia property consists of 36 mining concessions that total 6,435.4 hectares and are registered with the DGM. The total area of the property is 6,437 hectares. Silverstone Resources transferred its 36 mining concessions to Cielo Azul on April 9, 2021. Once Durango Gold contributes $7 million in accordance with the Cielo Azul Shareholders Agreement, it will receive 1 (one) share per $2.138414 dollars contributed to Cielo Azul and a total of 3,273,545 Series B shares which will represents 45% interest in Cielo Azul.

Exploration Permitting in Mexico

There are no environmental permits in place for the Claudia project. Exploration activities such as non-invasive rock and soil sampling, geological mapping and geophysical surveys can be conducted without environmental permits. Trenching and drilling would require the filing of an Informe Preventivo with the Secretaría de Medio Ambientey Recursos Naturales, or SEMARNAT, if there is minimal construction of access roads and little or no cutting of trees. If significant construction of access roads and drill pads are required, it would be necessary to obtain approval from SEMARNAT of a Manifestacion de Impacto Ambiental, or MIA.

For higher impact exploration such as trenching, drilling, road construction or rehabilitation, we will need a surface impact and long-term access and land use agreement with each one of the communities that own parts of the surface in which the concessions are located. These agreements must be registered with the Registro Agrario Nacional, or RAN.

Historical Estimate

We believe that these historical estimates highlight the under-explored character of the Claudia property.

RESERVE* CATEGORY	TONNES	GRADE		CONTENTS (oz)	
		Ag	Au	Ag	Au
Proven	68.863	205	3.94	453,920	8,724
Probable	56,273	195	3.64	352,837	6,586
Broken	4,920	153	2.80	24,205	443
Total Reserves	130,056	199		830,073	15,753
Potential Resources	12,420,540	193	3.80	**77,079,235**	**1,517,622**

*These historical estimates were calculated by Minera Bacis in 1994 and are not current mineral resources in accordance with the CIM Definitions Standards and NI 43-101. A Qualified Person has not done sufficient work to verify these estimates and classify these resources. Accordingly, they should not be relied upon and are provided only for historical completeness.

Facilities

We are renting a house in the town of Santiago Papasquiaro, the closest town to the property, which has been transformed into the base camp from which our exploration team operates. The house has all the amenities to conduct off-field geologic and exploration work and communications. We have two 4X4 Nissan Frontier Vehicles and all the tools and equipment required to conduct this initial phase of exploration. We also utilize an old camp on site constructed in the 90s by Bacis where the Capstone old drill core is. We are rehabilitating and reorganizing this old site to have it ready for the next exploration phase (drilling). There are other old and abandoned buildings on site from this period that we will not be using and there are the remnants of an old mill which Durango Gold considers as unsalvageable. The shaft frame at the aguilereña shaft with a steel ladder are still operational and could be of use if the shaft is properly rehabilitated and secured for safe underground exploration.

Employees

We entered into standard labor contracts with five of our directors and officers. The Employee Confidential Information and Inventions Assignment Agreement with our key personnel typically includes a confidentiality covenant that requires employees to protect our confidential information during their employment. We also entered into Indemnification Agreements with our five employees.

We have a Project Manager Geologist rotating 20/10 day shifts with a Senior Geologist and a Senior Field Technician. We have employed a camp foreman from the community and two field workers also from the local communities.

We have an administrative director and are subcontracting a specialist for data organization and map making, a PhD environmental specialist for permitting matters and a community specialist to assist with the Shared Value strategy.

Insurance

We maintain business liability and employment practices liability insurance for protecting and defending our business from general liability and medical expenses, damages to premises rented, products-completed operations, personal and advertising injury, property damage liability and employment-related covered claims. We also maintain workers' compensation and employers' liability insurance.

Intellectual Property

We do not have any material intellectual property.

Competition

We face intense competition in the precious metals exploration and exploitation industry. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Some of our competitors include Fresnillo at La Cienega Mine, which is a subsidiary of Peñoles (Mexican precious metals major), Great Panther at Topia mine, La Sorpresa mine from IMSL (private), Telson Resources, First Majestic with San Dimas (Tayoltita mine), and Chesapeak with Metates.

Governmental/Regulatory Approval and Compliance

Mexico is a federal democratic republic with 31 states and Mexico City. Each state has its own constitution and its citizens elect a governor, as well as representatives, to their respective state congresses. The Mining Law, originally published in 1992 and amended in 1996, 2005, 2006 and 2014, is the primary legislation governing mining activities in Mexico. Other significant legislation applicable to mining in Mexico includes the regulations to the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Fire Arms and Explosives, the General Law on Ecological Balance and Environmental Protection and regulations, the Federal Law of Duties and the Federal Law on Metrology and Standards.

Under Mexican law, mineral deposits are property of the Mexican republic, and a mining concession, granted by the executive branch of the federal government, is required for the exploration, exploitation and processing of mineral deposits. Mining concessions may only be granted to Mexican individuals domiciled in Mexico or companies incorporated and validly existing under the laws of Mexico. Mining concessions grant rights to explore and exploit mineral deposits but do not grant surface rights over the land where the concession is located.

Mining projects in Mexico are subject to Mexican federal, state and municipal environmental laws and regulations for the protection of the environment. The principal legislation applicable to mining projects in Mexico is the federal General Law of Ecological Balance and Environmental Protection, which is enforced by the Federal Bureau of Environmental Protection. There are no environmental liabilities within the Claudia property known to our Company.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Nevada on November 9, 2020. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of precious metal exploration. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable.

Our Company has a history of incurring losses.

We have a history of incurring losses and we incurred net losses of -$32,575 for the year ended December 31, 2020. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

In order for our Company to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, our Company is dependent on Fernando Berdegué, who is the CEO, Steven Weiss, who is the Chief Geologist, and James Stonehouse, who is the COO. The loss of Fernando Berdegué, Steven Weiss and James Stonehouse or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our operations and business have been affected by the COVID-19 pandemic, and may be materially and adversely impacted in the future.

Our Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. In December 2019, an outbreak of a novel strain of coronavirus ("COVID-19") emerged and has since spread worldwide, posing public health risks that have reached pandemic proportions. In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has disrupted global supply chains and workforce participation, including our own, and created significant volatility and disruption of financial markets. A prolonged economic downturn and adverse impact to global economies or a sustained slowdown in growth or demand could have an adverse effect on the commodity prices and/or demand for metals produced at Durango's operations.

Our business could be adversely affected by health epidemics. In late March 2020, the Mexican government declared a national health emergency due to increasing infection rates from the COVID-19 pandemic. Pursuant to the health emergency declaration, the Mexican government ordered a temporary suspension of all "non-essential" operations nationwide in Mexico, including mining operations, in order to help combat the spread of COVID-19. In response to the order, we implemented health protocols, allowed most administrative and technical services employees to work remotely, reduced mining and milling, completed project enhancements and finalized a mine plan upon reactivation of mining activities after the temporary suspension. This has been lifted since the third quarter of 2020 and mining companies are operating with basic sanitization protocols.

In late May 2020, the Mexican government designated mining an essential service and allowed mines to resume production, subject to deploying COVID-19 prevention protocols. In order to maintain social distancing and best practice protocols, public areas, such as the residential camps' cafeterias, limited the number of personnel. Food service periods were extended with employees assigned specific times for meals. Face masks are required in offices and other public areas. Daily working shift times are staggered to limit the number of employees in changing areas and pre-shift work meetings. All individuals entering the Mine site are subject to a rapid test to screen for COVID-19 and, if an individual tests positive on the rapid test and on a secondary molecular test, the individual will be subject to quarantine protocols and removed from the mine site. In the event of an outbreak of COVID-19 on site, we could determine that a full suspension of our operations is necessary for the safety and protection of the workers. We don't have an active mining site so we are subject to less protocols.

At any point management or the Board may determine that operations pose an increased risk to Durango's workforce or host communities, and may further reduce operational activities and limit activities to essential care and maintenance procedures including the management of critical environmental systems. Such reductions in our operational activities could have a material adverse impact on our business, or financial condition, results of operations and cash flows. Additionally, while day-to-day operations at certain of the Company's sites have been disrupted, the Company has incurred and will continue to incur labor costs, costs related to infrastructure, environmental management, security and other COVID-19 specific costs. Despite the cost of these efforts, the Company's employees and contractors and host communities may be impacted by COVID-19. In addition, the continued spread of COVID-19 may impact employee health, workforce productivity, access to skilled employees and experts and increase medical costs and insurance premiums. New and changing government actions to address the COVID-19 pandemic have been occurring on a regular basis.

Management and the Board have been closely monitoring the COVID-19 pandemic and its impacts and potential impacts on our business. However, because of the rapidly changing developments with respect to the spread of COVID-19 and the unprecedented nature of the pandemic, the Company is unable to predict the extent and duration of the adverse financial impact of COVID-19 on its business, financial condition and results of operations. However, future developments could impact our assessment and result in material impairments to our long-lived assets or goodwill.

Depending on the duration and extent of the impact of COVID-19, this pandemic could materially impact the Company's results of operations, cash flows and financial condition. The impact of this pandemic could include additional sites being placed into care and maintenance. The Company's management and board of directors will also continue to monitor Durango's future quarterly dividends and timing of future share buybacks as it monitors the ongoing evolution of the COVID-19 pandemic. Other impacts of changing government restriction could include additional travel restraints, more stringent product shipment restraints, delays in product refining and smelting due to restrictions or temporary closures, other supply chain disruptions and workforce interruptions, including loss of life, and reputational damage in connection with challenges or reactions to action or perceived inaction by the Company related to the COVID-19 pandemic, which could have a material adverse effect on the Company's cash flows, earnings, results of operations and financial position.

The full extent to which COVID-19 impacts the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Investors are cautioned that operating and financial performance may vary from the expectations of management and our previously issued financial outlook as a result of the evolving COVID-19 environment.

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company.

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish additional proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.

Development projects have no operating history upon which to base estimates of proven and probable mineral reserves and estimates of future operating costs. Estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, feasibility studies that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the configuration of the deposit, expected recovery rates of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of proven and probable mineral reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected commodity prices may mean mineralization, once found, will be uneconomical to mine.

Metal and mineral prices are subject to dramatic and unpredictable fluctuations.

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company's operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its silver or gold production but has from time to time sought arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company may enter into similar arrangements in the future.

Claudia Project only has estimated inferred resources identified, there are no known resources, and there are no known reserves, on any of our properties. There is no assurance that we can establish the existence of any mineral reserve on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from these properties and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

Within the mining properties that we may potentially acquire a certain level of ownership interest, none of them contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. There is a high probability that the mineral properties we try to acquire do not contain any "reserves" and any funds that we spend on exploration could be lost. Even if we do eventually discover mineral reserves on one or more of the properties, there can be no assurance that they can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

Joint ventures and other partnerships may expose us to risks.

We may enter into joint ventures or partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which we have a potential interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of the common stock.

We may be classified as an investment company in the future. Classification as an investment company would have a material adverse effect on our business, operations, financial condition and prospects.

We are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. Under the Investment Company Act of 1940, as amended, or the 1940 Act, however, a company may be deemed an investment company under Section 3(a)(1)(C) of the 1940 Act if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on a consolidated basis.

Pursuant to the Cielo Azul Shareholders Agreement, we expect to invest up to $7 million in Cielo Azul and receive a 45% interest in Cielo Azul; provided that if we invest less than $7 million we would own a proportionately lower equity interest in Cielo Azul. Under the Shareholders Agreement, we will have the right to appoint a majority of directors upon making a total investment of $7 million and our chief executive officer is responsible for Cielo Azul's day to day operations and the operations of the Claudia project. We do not yet own any interest in Cielo Azul and therefore could not currently be deemed to own any investment securities. However, we will begin to acquire equity in Cielo Azul as we continue to contribute capital to Cielo Azul. Notwithstanding that our ownership level in Cielo Azul may not give us control over Cielo Azul, we believe that since our CEO will be responsible for the day to day operations of Cielo Azul and that we will operate the Claudia project on behalf of Cielo Azul, that the equity securities of Cielo Azul that we will acquire in the future will not be deemed to be investment securities and, therefore, we will not be deemed an investment company under the 1940 Act.

Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

If a determination is made in the future that our ownership of a minority interest in Cielo Azul violates the 40% test, we may be classified as an investment company. Classification as an investment company under the 1940 Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the 1940 Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

Mining and mineral exploration have substantial operational risks.

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

- major or catastrophic equipment failures;
- mine failures and slope failures;
- failure of tailings facilities;
- ground fall and cave-ins;
- deleterious elements materializing in the mined Mineral Reserves and Resources;
- environmental hazards;
- industrial accidents and explosions;
- encountering unusual or unexpected geological formations;
- labor shortages or strikes;
- acceptance by local communities or changes in attitudes of these communities;
- civil disobedience and protests; and
- natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset writedowns, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company's insurance coverage, in which case, the Company could incur significant costs that could prevent profitable operations.

Mineral reserve and mineral resource calculations for the Claudia Project is only an estimate.

Calculations of mineral reserves for the Claudia project is only estimate and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves and mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties.

Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Mineral reserve and mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver, lead and zinc may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

Our processing ability may be adversely impacted by certain circumstances.

A number of factors could affect our ability to process the quantities of metals that we recover and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.

The occurrence of one or more of the circumstances described above could affect our ability to process the number of tons planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime or some combination of all of the foregoing. While issues of this nature are part of normal operations, there is no assurance that unexpected conditions may not materially and adversely affect our business, results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The actual operating costs for the Claudia project will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs may be significantly higher than we previously expected. As a result of higher capital and operating costs, production and economic returns may differ significantly from we previously expected and there are no assurances that any future development activities will result in profitable mining operations.

We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

Our underground mines get deeper and our waste and tailings deposits increase in size as we continue with and expand our mining activities, presenting certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our operations and stated mineral reserves could be negatively affected. We have taken the actions we determined to be proper in order to maintain the stability of underground openings, but additional action may be required in the future. Unexpected failures or additional requirements to prevent such failures may adversely affect our costs and expose us to health and safety and other liabilities in the event of an accident, and in turn materially and adversely affect the results of our operations and financial condition, as well as potentially have the effect of diminishing our stated mineral reserves.

The mineral industry is highly competitive.

The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Commodity prices may not support corporate profit.

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company's financial condition, or require the Company to cease operations altogether.

Our insurance may not provide adequate coverage.

Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, our business interruption insurance relating to our properties has long waiting periods before coverage begins.

Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

Our business is sensitive to nature and climate conditions.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our business locations. In addition, the physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt our exploration at our mines and may require us to make additional expenditures to mitigate the impact of such events.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

Changes to Mexican mining taxes have occurred.

New federal Mexican laws regarding mining taxes and royalties took effect on January 1, 2014. The changes include an additional 0.5% royalty on gross revenues from precious metal production and a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization ("EDITDA"). The new law also increases annual taxes on certain inactive exploration concessions by 50-100%. These changes may result in increased holding costs to the Company for its existing mineral concessions, and the new taxes and royalties may also materially and adversely affect the potential to define economic reserves on any Mexican properties. These changes may result in the Company's Mexican properties being less attractive to potential optionees or joint-venture partners and the Company may reduce in size, or relinquish outright, some or all of its Mexican exploration projects.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The actual operating costs for the Claudia project will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in the Claudia project report and there are no assurances that any future development activities will result in profitable mining operations.

The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein. Management anticipates being able to raise the necessary funds by means of equity financing. The ongoing exploration of the Company's properties is dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company's exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

If we are unable to retain key members of management, our business might be harmed.

Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer, Fernando Berdegué. We depend on a relatively small number of key officers, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis, or at all. The loss of any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that we will be able to attract and retain personnel to sufficiently staff our development and operating teams.

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

Pursuant to the agreement we have with Silverstone Resources, we must jointly approve of certain major decisions involving the Claudia project, including decisions relating to the merger, amalgamation or restructuring of the Claudia project and key strategic decisions, including with respect to expansion, among others. If we are unable to obtain the consent of Silverstone Resources, we may be unable to make decisions relating to the Claudia project that we believe are beneficial for its operations, which may materially and adversely impact our results of operations and financial condition.

In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations.

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations.

Our directors may have conflicts of interest as a result of their relationships with other mining companies.

Our directors are also directors, officers and shareholders of other companies that are similarly engaged in the business of developing and exploiting natural resource properties. Consequently, there is a possibility that our directors may be in a position of conflict in the future.

The Mexican government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs, delay receipt of regulatory refunds or limit our ability to produce silver and other metals.

The mining industry is subject to increasingly strict regulation by federal, state and local authorities in Mexico, including in relation to:

- limitations on land use;

- mine permitting and licensing requirements;

- reclamation and restoration of properties after mining is completed;

- management of materials generated by mining operations; and

- storage, treatment and disposal of wastes and hazardous materials.

The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected.

Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

The Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Our operations at the Mexican properties also require us to obtain local authorizations and, under the Agrarian Law, to comply with the uses and customs of communities located within the properties. Mining, environmental and labor authorities may inspect our Mexican operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute.

If inspections in Mexico result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.

In late March 2020, in response to the COVID-19 pandemic, the Mexican government ordered a temporary suspension of all "non-essential" operations nationwide in Mexico, including mining operations. In late May 2020, the Mexican government designated mining an essential service and allowed mines to resume production, subject to deploying COVID-19 prevention protocols. However, there is no certainty that the Mexican regulators will not require further limitations on, or even a full shut down of, the operations at the Cerro Los Gatos Mine in connection with COVID-19. The potential costs of complying with these COVID-19 requirements is unknown and could have a material adverse effect on us.

We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.

Mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral properties. Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. We may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations.

We may not be successful in obtaining such permits, which could prevent us from commencing, continuing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. The permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

We may be responsible for anti-corruption and anti-bribery law violations.

Our operations are governed by, and involve interactions with, various levels of government in foreign countries. We are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar laws in Mexico. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. Because our interests are located in Mexico, there is a risk of potential FCPA violations.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions, and may have a material adverse effect on our cash flows, financial condition or results of operations.

We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that governments consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital with common stock for the company's exploration budget for its first project, with the intention to commence drilling operations in the second quarter of 2021. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10.   **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	**If Maximum Amount is Sold[1][2]**
Total Proceeds	$25,000	$5,000,000
Less: Offering Expenses		
(A) **Intermediary Commissions (7%)**	$1,750	$350,000
(B) **Legal Expenses**	$750	$30,000
(C) **Accounting Expenses**	$500	$20,000
(D) **Miscellaneous Offering Expenses**	$250	$25,000
Net Proceeds	$21,750	$4,575,000
Use of Net Proceeds		
(E) **Advertising and Marketing**	$1,250	$100,000
(F) **Business Development**	$3,750	$1,000,000
(H) **General Working Capital**	$15,000	$3,400,000
Total Use of Net Proceeds	$20,000	$4,500,000

(1)   We will accept proceeds in excess of the target offering amount of $25,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table.

(2)   The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11.   **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12.   **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is May 9, 2022.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If the investor's investment commitment is cancelled, the corresponding investment shall be refunded to the investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 3,125,000 shares of our common stock for $5,000,000. We are attempting to raise a minimum amount of $25,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by May 9, 2022, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $5,000,000, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that an investor may invest in the offering is $480.

The offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our Common Stock are entitled to one vote per share of Common Stock held.

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 490,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 10,000,000 shares of blank check preferred stock, par value $0.0001 per share ("Preferred Stock"). As of the date of this offering statement, a total of 10,896,250 shares of common stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding, and excludes:

- 1,400,000 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $0.80 per share; and

- 600,000 shares of additional common stock that are reserved for future issuance under our 2021 Stock Incentive Plan.

2021 Stock Incentive Plan

On March 20, 2021, we established the Durango Gold Corp. 2021 Stock Incentive Plan, or the Plan. The purpose of the Plan is to offer selected Employees, Consultants and Outside Directors the opportunity to acquire equity in the Company through awards of Options (which may constitute incentive stock options (ISOs) or non-statutory stock options (NSOs)) and the award or sale of Shares. Only employees shall be eligible for the grant of ISOs. Employees, consultants and Outside directors shall be eligible for the grant of NSOs or the award or sale of shares.

The maximum number of shares of common stock which may be issued under the Plan from time to time is 2,000,000. Each award or sale of shares under the Plan (other than upon exercise of an Option) shall be evidenced by a Restricted Stock Award Agreement between the purchaser and the Company. Each grant of a stock option under the Plan shall be evidenced by a Stock Option Agreement between the optionee and the Company. The term of a stock option shall in no event exceed ten (10) years from the date of grant.

As of the date of this offering statement, there are 1,400,000 shares of non-statutory stock options granted on March 20, 2021 (the "Vesting Start Date"). 25% of the shares underlying the options shall vest on the first anniversary of the Vesting Start Date and, thereafter, 1/36 of the shares subject to the option shall vest on the first day of each month thereafter beginning with the month after the first anniversary of the Vesting Start Date.

We may also offer Preferred Stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our Common Stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of Preferred Stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [ ] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

The Company does not have any indebtedness for borrowed money.

25. **What other exempt offerings has the issuer conducted within the past three years?**

In January 2021, we had a common stock offering exempt under Regulation D of the Securities Act.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
January 2021	Reg D	Common Stock	$ 717,000	General Work Capital

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

From time to time our CEO and other founding shareholders have made loans to our company so that we could satisfy our working capital requirements. As of December 31, 2020, aggregate related party payables due to our founding shareholders totaled $2,600. These advances have no specified repayment terms and bear no interest.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [ ] Yes [X] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

Durango Gold Corp. is a development stage company with minimal operating history and no revenues to date.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- We plan to establish solid drilling targets by Q2 2021 and commence drilling at the Claudia project.
- We plan to make a discovery in the property that confirms the lateral extension of currently known mineralization in the order of miles and vertical extension in the order of hundreds of feet.
- We plan to have a mineral base projection in the order of millions of tons at economic grades to start estimating resources in Q4 2021 at the Claudia project.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $186,028 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the year ended December 31, 2020.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [___] Yes [X] No

(ii) involving the making of any false filing with the Commission? [___] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [___] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [___] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

(C) engaging in savings association or credit union activities? [___] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.durgold.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Fernando Berdegué
_____
(Signature)

Fernando Berdegué
(Name)

CEO, President and Chairman of the Board of Directors
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Fernando Berdegué
_____
(Signature)

Fernando Berdegué
(Name)

CEO, President, and Chairman of the Board of Directors
(Title)

May 13, 2021
_____
(Date)

/s/ Ron Bauer
_____
(Signature)

Ron Bauer
(Name)

Director
(Title)

May 13, 2021
_____
(Date)

/s/ Craig Auringer
_____
(Signature)

Craig Auringer
(Name)

Director
(Title)

May 13, 2021
_____
(Date)

/s/ Sean Zubick
_____
(Signature)

Sean Zubick
(Name)

Director
(Title)

May 13, 2021
_____
Date

/s/ Gustavo Mazon
_____
(Signature)

Gustavo Mazon
(Name)

Director
(Title)

May 13, 2021
_____
(Date)

/s/ Alfredo Kofman
(Signature)

Alfredo Kofman
(Name)

Director
(Title)

May 13, 2021
(Date)

I, Fernando Berdegué, being the CEO, President and Director of Durango Gold Corp., a Nevada corporation (the "Company"), hereby certifies as of this date that:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2020, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed the tax return for the year ended December 31, 2020, any tax return information included in this Form C reflects accurately the information that would be reported in such tax return.

/s/ Fernando Berdegué
(Signature)

Fernando Berdegué
(Name)

CEO, President and Chairman of the Board of Directors
(Title)

May 13, 2021
(Date)

EXHIBITS

Exhibit A	Audited Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Pitch Deck
Exhibit E	Video Transcript
Exhibit F	Technical Report on the Claudia Gold-Silver Project El Papatón District, Durango, Mexico

EXHIBIT A
Audited Financial Statements

DURANGO GOLD CORP.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Durango Gold Corp.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Durango Gold Corp. ("the Company") as of December 31, 2020, the related statements of operations, stockholders' deficit, and cash flows for the period from inception on November 9, 2020 through December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from inception on November 9, 2020 through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company's auditor

since 2021. Draper, UT

May 13, 2021


DURANGO GOLD CORP.
BALANCE SHEET


		December 31, 2020
ASSETS		
Current assets:		
Cash and cash equivalents	$	100
Prepaid expenses		1,639
Total current assets		1,739
Total assets	$	1,739
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued liabilities	$	31,714
Related party payables		2,600
Total current liabilities		34,314
Total liabilities		34,314
Stockholders' deficit:		
Preferred stock, par value $0.0001, 10,000,000 shares authorized; 0 issued and outstanding		-
Common stock, par value $0.0001, 490,000,000 shares authorized; 9,750,000 shares issued and outstanding as of December 31, 2020		975
Additional paid-in capital		(975)
Accumulated deficit		(32,575)
Total stockholders' deficit		(32,575)
Total liabilities and stockholders' deficit	$	1,739

The accompanying footnotes are an integral part of the financial statements.

DURANGO GOLD CORP.
STATEMENT OF OPERATIONS

	For the Period from Inception (November 9, 2020) Through December 31, 2020
Operating expenses:	
General and administrative	$ 32,575
Loss from operations	(32,575)
Loss before income taxes	(32,575)
Provision for income taxes	-
Net loss	$ (32,575)
Basic and diluted net loss per common share	$ (0.00)
Weighted-average common shares outstanding, basic and diluted	9,750,000

The accompanying footnotes are an integral part of the financial statements.

DURANGO GOLD CORP.
STATEMENT OF STOCKHOLDERS' DEFICIT

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Deficit
Balance at November 9, 2020 (Inception)	-	-	-	-	-
Issuance of founders' shares	9,750,000	975	(975)	-	-
Net loss	-	-	-	(32,575)	(32,575)
Balance at December 31, 2020	9,750,000	$ 975	$ (975)	$ (32,575)	$ (32,575)

The accompanying footnotes are an integral part of the financial statements.

F-5

DURANGO GOLD CORP.
STATEMENT OF CASH FLOWS

	For the Period from Inception (November 9, 2020) Through December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (32,575)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expenses paid on behalf of the Company by related parties	2,500
Changes in operating assets and liabilities:	
Prepaid insurance	(1,639)
Accounts payable and accrued liabilities	31,714
Net cash used in operating activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from related party payables	100
	100
NET CHANGE IN CASH	100
Cash - Beginning of period	-
Cash - End of period	$ 100
SUPPLEMENTAL CASH FLOW INFORMATION:	
Non-cash investing and financing activities:	
Issuance of founders shares	$ 975

The accompanying footnotes are an integral part of the financial statements.

F-6

DURANGO GOLD CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 — Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Durango Gold Corp. (the "Company" or "Durango Gold") was incorporated in Nevada on November 9, 2020. The Company was formed for the purpose of mining exploration.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from November 9, 2020 (inception) through December 31, 2020 relates to the Company's formation and the private placement offering ("Private Offering")(See Note 6). The Company has selected December 31 as its fiscal year end.

The summary of significant accounting policies presented below is designed to assist in understanding the Company's consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America in all material respects and have been consistently applied in preparing the accompanying financial statements.

The significant accounting policies adopted by the Company are as follows:

Use of Estimates

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2020, we had no cash balances in bank deposit accounts that exceeded federally insured limits.

Exploration and Development Costs

Costs of acquiring mining properties and any exploration and development costs are expenses as incurred unless proven and probable reserves exist and the property is a commercially mineable property in accordance with FASB ASC 930, Extractive Activities – Mining. Mine development costs incurred either to develop new gold and silver deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charge to operation s. Costs of abandoned projects are charged to operation upon abandonment. The Company evaluations, at least quarterly, the carrying value of capitalized mining costs and related property, plan and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flow and/or estimated salvage value.

The Company capitalizes costs for mining properties by individual property and defers such costs for later amortization only if the prospects for economic production are reasonably certain.

Capitalized costs are expensed in the period when the determination has been made that economic production does

not appear reasonably certain.

Mining Rights and Properties

We defer acquisitions costs until we determine the viability of the property. Since we do not have proven and probable reserves as defined by Securities and Exchange Commission ("SEC") Industry Guide 7, exploration expenditures are expensed as incurred. We expense care and maintenance costs as incurred.

We review the carrying value of our mineral rights and properties for impairment whenever there are negative indicators of impairment. Our estimate of the gold price, mineralized materials, operating capital, and reclamation costs are subject to risks and uncertainties affecting the recoverability of our investment in the mineral claims and properties. Although we have made our best, most current estimate of these factors, it is possible that near term changes could adversely affect estimated net cash flows from our mineral claims and properties and possibly require future asset impairment write-downs.

Where estimates of future net operating cash flows are not available and where other conditions suggest impairment, we assess recoverability of carrying value from other means, including net cash flows generated by the sale of the assets. Wee use the units-of-production method to deplete the mineral rights and properties.

Mineral claim costs

We account for costs incurred to acquire, maintain and explore mineral properties as a charge to expense in the period incurred until the time that a proven mineral resource is established, at which point development of the mineral property would be capitalized. Currently, we do not have any mineral properties.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share takes into consideration shares of common stock outstanding (computed under basic income or loss per share) and potentially dilutive shares of common stock that are not anti-dilutive. For the period ended December 31, 2020, there are no potentially dilutive shares.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC 820, "Fair Value Measurements and Disclosures," approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

Our financial instruments consist of cash and cash equivalents, prepaid expenses, accounts payable, accrued liabilities, and related party advances. It is management's opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. With the exception of the derivative liability, the fair value of these financial instruments approximates their carrying values based on their short maturities or for long-term debt based on borrowing rates currently available to us for loans with similar terms and maturities.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statement.

Note 2 –Going Concern

As of December 31, 2020, the Company had $100 in its operating bank account and negative working capital of $32,575. The Company's liquidity needs up to December 31, 2020 had been satisfied through related party payables of $2,600 from our founding shareholders, which includes payments made on behalf of the Company totaling $2,500.

The financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2020, the Company has yet to achieve profitable operations and is dependent on its ability to raise capital from stockholders or other sources to sustain operations and to ultimately achieve viable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these financial statements.

The Company's ability to continue in existence is dependent on the Company's ability to develop the Company's businesses and to achieve profitable operations. Since the Company does not anticipate achieving profitable operations and/or adequate cash flows in the near term, management will continue to pursue additional equity financing through private placements of the Company's common stock.

COVID-19 Pandemic

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Related Party Transactions

Related Party Payables

As of December 31, 2020, aggregate related party payables due to the Company's founding shareholders totaled $2,600. These advances have no specified repayment terms and bear no interest.

Note 4 - Stockholder's Deficit

On November 9, 2020, the Company authorized the issuance of 500,000,000 shares which includes 490,000,000 shares of common stock, par value $0.0001 per share ("Common Stock"), and 10,000,000 shares of "blank check" preferred stock par value $0.0001 per share ("Preferred Stock").

Preferred Stock

As of December 31, 2020, there were no shares of Preferred Stock authorized, issued or outstanding.

Common Stock

During the period from inception through December 31, 2020, the Company issued 9,750,000 as founders' shares. As of December 31, 2020, there were 9,750,000 shares of common stock issued and outstanding.

Note 5 – Income Taxes

The Company accounts for income taxes under ASC 740 - Income Taxes ("ASC 740"), which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2020 are summarized below.

	December 31, 2020
Deferred tax assets:	
Net operation loss carryforwards	$ 7,000
Total deferred tax asset	7,000
Valuation allowance	(7,000)
	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable loss for the year ended December 31, 2020. The Company has no history of generating taxable income. Therefore, a valuation allowance of $7,000 was recorded as of December 31, 2020. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% for 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. As of December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $33,000.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Note 6 - Subsequent Events

Private Placement Offering

Subsequent to December 31, 2020, the Company entered into Subscription Agreements with various subscribers (each, a "Subscriber") in connection with the private placement offering (the "Private Offering") of the Company. Pursuant to the Offering, the Company is seeking to raise up to Two Million Dollars ($2,000,000) through the sale of 2,500,000 shares of the Company's common stock for $0.80 per share.

As of the date of this report, the Company had received an aggregate of $512,00 for the purchase of 721,250 common shares of the Company in connection with the Offering as well as $35,000 in stock subscriptions receivable.

The shares of Common Stock being subscribed for pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The Offering is being made exclusively to a select few "accredited investors," as defined in Regulation D under the Securities Act, known to the Company.

Agreement – Mining Activities

On February 9, 2021, the Company entered into an agreement with Silverstone Resources, S.A. de C.V. ("Silverstone"), related to the development of mining activities, whereby Silverstone intends to contribute mining concessions and Durango intends to contribute a total of $7 million dollars to form Cielo Azul Resources, S.A de C.V. ("Ciel Azul"). Silverstone, together with Claudia Venegas Rangel and Rubén Pérez Retes, will have 55% (fifty-five percent) of the total shares issued by Cielo Azul, and Durango will have 45% (forty-five percent) of the shares, upon completion of the agreement terms. As of the date of the issuance of these financial statements, the Company does not own any interest in Cielo Azul.

2021 Stock Incentive Plan

On March 20, 2021, we established the Durango Gold Corp. 2021 Stock Incentive Plan, or the Plan. The purpose of the Plan is to offer selected Employees, Consultants and Outside Directors the opportunity to acquire equity in the Company through awards of Options (which may constitute incentive stock options (ISOs) or non-statutory stock options (NSOs)) and the award or sale of Shares. Only employees shall be eligible for the grant of ISOs. Employees, consultants and Outside directors shall be eligible for the grant of NSOs or the award or sale of shares.

The maximum number of shares of common stock which may be issued under the Plan from time to time is 2,000,000. Each award or sale of shares under the Plan (other than upon exercise of an Option) shall be evidenced by a Restricted Stock Award Agreement between the purchaser and the Company. Each grant of a stock option under the Plan shall be evidenced by a Stock Option Agreement between the optionee and the Company. The term of a stock option shall in no event exceed ten (10) years from the date of grant.

As of the date of this offering statement, there are 1,100,000 shares of non-statutory stock options granted on March 20, 2021 (the "Vesting Start Date"). 25% of the shares underlying the options shall vest on the first anniversary of the Vesting Start Date and, thereafter, 1/36 of the shares subject to the option shall vest on the first day of each month thereafter beginning with the month after the first anniversary of the Vesting Start Date.

We may also offer Preferred Stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

EXHIBIT B
Offering Page



DURANGO GOLD

Hunting For The Next Big Gold & Silver Deposit In The Sierra Madre

GET STARTED NOW!

Durango Gold

Now Accepting Investors

**Limited availability

 $0 committed

0 investors

OFFERING TYPE	PRICE PER SHARE	VALUATION	MINIMUM
Regulation CF	$1.60	$17.4 million	$480

The Quest for The Next Golden
"World-Class Deposit"

- Read on to learn more about the mining exploration project – *located 12 hours south of the Texas border* – that could become the **greatest gold deposit** in North America...

- Why this <u>breakthrough mining technique</u> could solve the biggest "profit killing problems" in gold exploration deals...

- And how **everyday investors now have the chance to own a piece of a gold deposit** that could be a prime acquisition target for a major gold mining company.



Want To Invest In This Company?

Click the button below to get started...

GET STARTED NOW!

The "Big Idea" In 60 Seconds

As the mainstream financial news cheers the stock market higher, Americans everywhere remain blissfully unaware of the **great gold drought** wracking the mining industry…

And the looming shortages that might one day threaten the economic security of the United States.

It's called the "Gold Supply Cliff"… and this growing imbalance of supply and demand is putting serious pressure on the top gold mining companies in the world.



Gold Supply Cliff
Top 20 Global Gold Producers
Projected Production from Proven and Probable Reserves
Millions of Troy Ounces
50
45
40
35
30
25
20
15
10
5
0
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039
Source: S&P Global Market Intelligence
© 2021 Crescat Capital LLC

The "Gold Supply Cliff" is an industry term for the dwindling amounts of gold it is possible to mine profitably – even at higher gold prices

How did this happen?

As a business model, most majors like to let the junior mining companies take all the risk of finding new deposits…

Then, once the juniors have struck gold, they'll **buy the reserves** and develop the mine.

When new deposits are being found, the "growth through acquisitions" model works well.



Gold Discoveries
>2M Ounces (Millions of Troy Ounces)
Source: S&P Global Market Intelligence
© 2021 Crescat Capital LLC

However, for the past 20 years, explorers have *failed* to find a single deposit above **30 million** troy ounces…

Over the previous three years, there have been zero gold discoveries above ***2 million*** troy ounces…

And the markets are noticing…

Gold Price vs. Exploration Budgets

The price of gold has climbed from from under $1,200 four years ago to nearly $2,000 today.



However, despite this increase in gold prices, exploration budgets have been decreasing for eight years.

Why? Because Major gold producers are accelerating production of existing resources to take advantage of the higher gold price.

But the tradeoff is they're exhausting their reserves and resources.

The small number of mines that can generate more than 10 million troy ounces – *known as world-class deposits* – are running dry…

And because of this large imbalance of "gold demand" vs "gold supply," experts and analysts are sounding the alarm…

The world is running out of new gold!

▶ However, thanks to a discovery located 12 hours south of the Texas border... this **all-star junior mining team stands atop what could be the single greatest, undiscovered gold deposit in the world.**

And because of a breakthrough mining strategy, they could be *months away* from getting first confirmation of **a deposit so vast** it could make the Spanish conquistadors weep.

▶ The Next World-Class Deposit?

For more than 500 years, Mexico has been a prolific producer of precious metals; over 10 billion ounces of silver mined and nearly 40 million ounces of gold in total

over 10 billion ounces of silver mined and nearly 40 million ounces of gold in total.

One region in particular has produced several high-caliber mines: **The Sierra Madre Occidental "Gold-Silver Belt".**



The Sierra Madre Gold Belt
SONORA
CHIHUAHUA
Sahuayacan
Encino Gordo
Guazapares
Cieneguita
DURANGO
Sierra Madre Occidental
Gold-Silver Belt
Kilometers

121 Mines Have Been Recorded
in the State of Durango

And inside this region in the State of Durango are 121 recorded mines.

Today, there are at least **five major mining operations** in Durango on the western side of the Sierra Madre…

But across this mountain range to the east, nestled in some of the rockiest terrain in the region, lies a potential hidden gem.

It's called the Claudia Project.

CLAUDIA PROJECT OPERATIONS IN PROXIMITY



DURANGO STATE
DURANGO GOLD
SINALOA
DURANGO CITY

	Company	Project	Au Oz		Ag Oz	
			Measured & Indicated	Inferred	Measured & Indicated	Inferred
★	Durango Gold	Claudia				
1	Fresnillo	La Cienega	1.3M Oz	330K Oz	114M Oz	45M Oz
2	Great Panther	Topia	21K Oz	17K Oz	7.1M Oz	5.6M Oz
3	Chesapeake	Metates	19M Oz	800K Oz	519M Oz	21M Oz
4	Prime Mining Corp	Los Reyes	633k Oz	179K Oz	16.6M Oz	6.8M Oz
5	fm	San Dimas	823K Oz	676K Oz	71M Oz	64M Oz

A world-class deposit and several profitable mines sit just downstream of Durango Gold's property.

And according to the Durango Gold team, beneath this rocky terrain could lie a literal **"mother lode" of gold**…

An undiscovered gold-silver deposit of the legacy class, which is a deposit capable of sustaining profitable production for decades.

And thanks to a savvy acquisition by the Durango team, this mineral rich property — *that's barely been explored* — is now being developed by their all-star exploration team.

▶ No One Saw This Potential

To understand why, you have to understand a few things…

- **Most mines are *discovered* by explorers** — people who use their skill, knowledge and expertise to find new deposits of rich ore.
- **Most mines are *developed* by miners** — small and large companies that don't like to deal with the risk or difficulty of discovering and defining new gold or other metallic mineral resources. They're really only good at extracting the stuff.
- **And most miners own *huge tracts* of land…** and only develop a tiny fragment. The fragment that's already had its resources proven.

That's why so many valuable plots of land change hands so often.

In the case of the Claudia project — *the stretch of the Mexican Sierra Madre that Durango Gold has an option to purchase*— the plot of land has changed hands a number of times.

Why? Because the previous operators were small companies focused on cash flow from immediate production, which means focusing on existing, working mines… not exploring for new deposits.

And thanks to the perfect storm of events over the past 30 years, **Durango Gold has acquired this "hidden gem"** that has remained unexplored for decades.

Based on operating and processing costs for mines with similar gold-silver mineralization in Mexico, Durango Gold believes that a discovery at Claudia may potentially have production costs in the range of $850-$1,150 per ounce of gold…

And if it is, in fact, **a world-class deposit** – because it would be higher grade than other deposits in the region – it could potentially have production costs in the $500 – $800 range.

At the time of publishing, gold is currently trading at around $1,700. With this in mind, it doesn't take much imagination to see the potential.

But why is Durango Gold so excited about this passed over plot of land in the Sierra Madre in the first place?

The answer, believe it or not, is as low-tech as it comes…

▶ An Exploration Company With Local Connections

When it comes to developing underground veins of ore — *and getting metal out of the ground* — high-tech solutions have made the process easier, simpler, and cheaper.

But when it comes to figuring out where to drill in the first place, the answer is astonishingly simple and low-tech…

Look at the ground.



More specifically, search carefully for the presence of quartz veins, limonite, calcite and adularia, and rocks with textural and mineralogical evidence for the past presence of metalliferous fluids. others.

Fragments of rocks with these characteristics are usually strewn about the surface if there's a rich vein underneath. Then samples from these fragments are collected and sent for assays in a laboratory. Elements such as silver, arsenic, mercury, antimony and sometimes copper can be used as pathfinders to underlying gold deposits or veins.

Where these elements are abundant, <u>gold is frequently close by.</u>

In fact, Durango Gold's head geologist recalls that at least two **very substantial gold deposits** were discovered when exploration geologists observed some sparkles on the ground, standing outside their jeep, where they had stopped to relieve themselves in the middle of nowhere!

This "boots on the ground" methodology is why Durango Gold's unique strategy is about to pay off.

You see, most miners bring their own exploration team to search for prospective drilling sites.

However, bringing in outside labor has some problems. Not only do they require local transport and a place to stay, they don't know – *and aren't acclimated to* – the local terrain.

Knowing that, Durango Gold has implemented a simple, yet brilliant, innovation.

Hire the locals.

It seems an obvious solution with obvious benefits…

✔ **They're already acclimated to the terrain –** Even professional athletes get winded working at high altitudes and unfamiliar terrain. The locals, however, have lived their entire lives in these conditions.

✔ **It's cost effective –** Local salaries are lower than they'd be for anyone brought in from outside… and don't come with all the extraneous expenses like lodging and transportation.

✔ **Increased buy-in from the community** – Local relationships are an increasingly important piece of successful mining operation. By hiring locals, they have more opportunity to benefit.

At first glance, this solution sounds obvious. However, it took a Mexican citizen — 33 year-old CEO Fernando Berdegue — to see the <u>huge potential</u> for this strategy.

After participating in **multiple successful exploration operations**, he's now in a position to implement his simple insight.

Creating a more efficient, more effective, and more affordable exploration operation in the process.

His timing couldn't be better.

▶ A Profitable Front In The New Cold War

Right now, the US is *desperate* to secure more nearby sources of gold.

Of course it's true that everyone everywhere is desperate to find more gold.

Supply is shrinking…

Demand is growing…

And consequently **the price of gold is rising** and may keep rising for the foreseeable future.

But the US has another reason to seek out gold in its neighborhood…

Simply put — China is edging the US in the global 'Resource Wars' – a new era of geopolitical conflict based on looming scarcities

Of course China (quietly one of the largest producers of gold), is keeping all the metal it finds on its own soil.

But increasingly, thanks to a few decades of infrastructure investment, China is gaining access to any gold produced in Africa as well.

At the same time, *the US is bleeding gold.*

Every year, we export more gold than we produce.

Add it all together, and the US has every reason to start looking for gold in its own backyard.

What better place than near-virgin land, surrounded by plenty of proven reserves, only a few miles from the Texas border?

There is, of course, no guarantee that Durango Gold will find a mother lode — a world-class deposit that will produce for decades or longer.

But there are many promising signs…

Indeed, the resource estimate report that has already been produced back in 1994 hints at a potentially large amount of gold underground.

RESERVE* CATEGORY	TONNES	GRADE (g/tonne)		CONTENTS (oz)	
		Ag	Au	Ag	Au
Proven	68,863	205	3.94	453,920	8,724
Probable	56,273	195	3.64	352,837	6,586
Broken	4,920	153	2.80	24,205	443
Total Reserves	130,056	199		830,073	15,753
Potential Resources**	12,420,540	193	3.80	77,079,235	1,517,622

These historical estimates were calculated by Bacis in 1994 and are not current mineral resources in accordance with the CIM Definitions Standards and NI 43-101. A Qualified Person has not done sufficient work to verify these estimates and classify these resources. Accordingly, they should not be relied upon and are provided only for historical completeness. These historical estimates are, based on a silver price of $5.10/oz, and a gold price of $285/oz.

The mapping previous owners and Durango Gold's team has done **shows the potential for <u>many rich veins</u>**.

And CEO Fernando Berdegue is the company's secret weapon.

With years of cordial relations with the local population, and Mexico's regulatory bodies, **Fernando has Durango Gold perfectly positioned to <u>move fast</u>** and **<u>strike hard</u>**.

■ CLAUDIA PROJECT PRINCIPAL VEINS

Durango Gold's targeted exploration areas are an order of magnitude larger than anything done on the property before.

Not to mention their all-star board of directors and management team:

- **Steve Wells** – Before joining Durango Gold as the Chief Geologist, he worked at GoldCorp as Mexico Exploration Manager, and led the team that more than doubled the mineral resources at the Camino Rojo deposit.



- **Sean Zubick –** Before joining Durango Gold, he was the co-founder and principal investor of New Found Gold Corp TSXV:NFG): A rocket ship that's gone from a standing stop to a $1b market cap in under five years.



- **Charles Funk –** Charles is the current CEO of Heliostar Metals and VP of exploration at Viszla Resources. His most notable recent success has been at the Panuco Project in Mexico optioned to Silverstone Resources.



- **Alfredo "Fred" Kofman** – Fred is the author of the trilogy Metamanagement (2001), Conscious Business (2006) and The Meaning Revolution (2018). He was former VP of executive development at Linkedin, and former VP at Google where he was in charge of advising the CEO's office on leadership and culture. The so-called "CEO Whisperer" sees so much potential in this project, he's decided to leave the world of "Big Tech" to help build what could become the exploration company of the future.



All the company needs is the capital to begin digging and proving gold reserves. Even sweeter, that money can go farther than ever before, thanks to advances in gold surveying technology. *(Basically, explorers or miners can now drill faster, deeper holes at more extreme angles, requiring less work, less disruption and impact to the environment, while increasing survey accuracy and confidence.)*

- **Gold opportunities at this stage of production – with these types of deal terms – are <u>rarely available</u> in the public markets.**

But, if the Durango Gold team finds the "legacy line" they believe lies beneath this rocky section of the Sierra Madre, they have the chance to become a world class mining company…

And now, you have the chance to invest in this rare opportunity that could give you the ultimate bragging rights…

▶ **Owning a piece of a company that could literally <u>hit the next "mother lode"</u> of gold.**

5 REASONS TO CONSIDER INVESTING IN DURANGO GOLD

■ **REASON #1:** **Plans To <u>Go Public</u> Within 12 Months Of This Offering**

OTCMarkets   NYSE AMERICAN™   Nasdaq

For investors looking for a true **"Pre-IPO" investment opportunity**, Durango Gold plans on going public sometime within the next 12 calendar months *(on which exchange has yet to be determined)*.

This means this Regulation Crowdfunding offering could be the final round of private financing before becoming a publicly traded company!

REASON #2: All-Star Management Team With 12+ Exits And Billions Of Dollars Shareholder Value Created.

Durango Gold is made up of an experienced team that has been developing mining properties in Mexico for decades. Combined, they have more than a dozen profitable exits.



GOLDCORP · NEWFOUND GOLD CORP · GLAMIS GOLD LTD. · VIZSLA SILVER CORP. · HELIOSTAR · TONOGOLD

- **Fernando Berdegue** – Prior to becoming the CEO of Durango Gold, Fernando was part of the team who acquired and explored the historic Comstock Lode in Nevada
- **Steve Wells –** Before joining Durango Gold as the Chief Geologist, he worked at GoldCorp as Mexico Exploration Manager, and led the team that more than doubled the mineral resources at the Camino Rojo deposit.
- **James Stonehouse –** A 45-year veteran with a long track record of successful project management, discovery and value creation in both greenfield and brownfield environments, and directing simultaneous operations across Latin America
- **Gustavo Mazon –** With deep family ties in Mexico, Gustavo is one of the ultimate *"insiders"* when it comes to developing minerals in the region.
- **Sean Zubick –** Before joining Durango Gold, he was the co-founder and principal investor of New Found Gold Corp TSXV:NFG): Today, the company trades at a $1 billion market cap.
- **Charles Funk –** Charles is the current CEO of Heliostar Metals and VP of exploration at Viszla Resources. His most notable recent success has been at the Panuco Project in Mexico optioned to Silverstone Resources.

Not only do they have a stellar track record of success, but the founders – along with their friends and family – have personally invested more than $717,000 into this deal already.

REASON #3: There's Already Proven Gold In The Ground, And Five Mines — *One A Potential World-Class Deposit* — Nearby



DURANGO STATE
DURANGO GOLD
SINALOA
DURANGO CITY

	Company	Project	Au Oz		Ag Oz	
			Measured & Indicated	Inferred	Measured & Indicated	Inferred
★	Durango Gold	Claudia				
1	Fresnillo	La Cienega	1.3M Oz	330K Oz	114M Oz	45M Oz
2	Great Panther	Topia	21K Oz	17K Oz	7.1M Oz	5.6M Oz
3	[illegible]	Metates	19M Oz	800K Oz	519M Oz	21M Oz
4	Prime Mining Corp	Los Reyes	633k Oz	179K Oz	16.6M Oz	6.8M Oz
5	fm	San Dimas	823K Oz	676K Oz	71M Oz	64M Oz

There has already been some scattered surveying done on the property — and it confirms the presence of gold veins.

Newer, advanced drilling techniques allow explorers to see deeper, for less money, in less time. And allow miners to produce gold from deeper in the earth, while doing less damage to the surface.

And expert gold prospectors — some of whom have joined the Durango Gold team and put their own money into the project — see all the hallmarks experts look for, when searching out **world-class** deposits.

There's no guarantee in gold prospecting. But that said, the Claudia Project is already showing strong potential.

And with more capital to do an exploration program, Durango Gold hopes to prove it.

REASON #4: Innovative Financial Strategy – And Savvy Dealmaking – Put Them On A Pathway To Profitability

Unlike most junior mining and exploration operations, **Durango Gold is playing with the deck stacked in their favor.** Not only do they have a high-potential property already in hand, with a more than capable management team, their decades of capital markets experience is what really makes this deal shine.

Instead of foolishly wasting millions of dollars upfront to acquire properties, they've structured "win-win" agreements that allow the company to "buy in" as they go.

Not only does this help them keep **tight control** over their current cash flows, it puts them in prime position to expand via mergers and acquisitions and pick up other "hidden gems" at a discount.

Furthermore, as they continue to build a diverse portfolio of "resources under management," they have the potential to become cashflow positive within the next 2-5 years.

- **REASON #5:** Local Connections Can Decrease Costs While Increasing Effectiveness And Community Buy-in

While it helps that Durango Gold is using advanced drilling techniques that don't disturb the surface as much as traditional drilling...



The biggest reason that Durango Gold is finding support in the community is that the company is bringing jobs and opportunities to the community.

Instead of the traditional foreign company — often viewed as an exploiter — Durango Gold is helmed by a Mexican citizen, Fernando Berdegue, who cares what happens to the community before, during, and after exploration.

Locals are learning valuable skills, and getting paid to help explore the property.

And, because no one knows the area the way the locals do, they are the most effective workforce around, while costing less than outside experts.

Ready To Invest In Durango Gold?
Click the button below to get started...



GET STARTED NOW!

WHY GOLD?
(AND WHY NOW?)

For thousands of years, people all across the world have been fascinated by gold.

In some cultures, the yellow metal's worth was purely decorative. In others, an almost religious conviction on gold's role as the only legitimate money.

Regardless of your personal views on gold – a proven store of value or a silly shiny metal – **the economic case for investing in gold is simple**: there's more demand than supply.

According to Economics 101, when demand is greater than supply, price will go up or a substitute will be used.

Over the past decade, cryptocurrencies – like Bitcoin and Etherum – have been touted as a potential "digital gold."

GLOBAL MINE PRODUCTION OF GOLD
3,200 mt

GLOBAL GOLD DEMAND
3,759.6 mt

An annual 500 metric-ton shortfall is unsustainable... and will lead to gold prices continuing to climb upwards rapidly for the foreseeable future.

While it would be naive to ignore the impact blockchain technologies have already had on today's financial system... it's impossible to ignore the millennia of history in the hearts, minds and (sometimes) sock drawers of hundreds of millions of people who believe in gold.

Even Warren Buffet – after decades of bashing gold – recently trimmed several of his banking positions in favor of gold mining company, Barrick Gold Corp.

Perhaps it had something to do with **gold outperforming Berkshire Hathaway for the previous 20 years...**



Gold has quietly outperformed Buffet's investment titan.

Or perhaps the Oracle of Omaha knows something about natural resources most retail investors don't (reflected by his **$4 billion purchase** of natural gas transmission and storage assets of Dominion Energy, and his recent decision to trip his position in Apple (APPL) and take a **$4.1 billion stake** in oil company Chevron Corp.

According to several industry experts, relative to equities, commodities haven't been this undervalued since the 1970's.



Dot-Com Bubble
SPGSCITR Commodity Index/S&P 500 ratio

Do 50-year lows mark the dawn of a new golden age?.

In a world where the stock market continues to defy common logic and fundamental analysis, these ratios could suggest a prime opportunity to consider diversifying with commodities.

But more specifically, a near "perfect storm" of converging forces could set up gold for one of the biggest bull markets in recent history.

Here's why…

Between the 1970s and 1990s, there was a brief 'golden age' of gold exploration.

For three consecutive decades, junior miners discovered at least one 50 million-ounce deposit … Along with more than ten 30 million-ounce deposit discoveries.

However, for the past 20 years, miners have failed to find a single deposit above 30 million-ounces…

And in the last three years, there have been zero gold discoveries above 2 million ounces.

Gold prices have been low for so long, gold majors haven't found it worth their while to search for new mines and veins. They've focused their attention on exploiting their existing reserves to take advantage of upswings.

These upswings have been defined by 3 headline-grabbing bull markets in recent decades:

- **The 1970s** – gold spiked to $850 an ounce in January 1980 ($2800 in today's dollars), a 24x rise over 10 years.
- **The 2000s** – a 12 year rally peaked with above $1,900 in September 2011, a rise of more than 650%.
- **The 2010s –**After crashing from 2011 highs to a 2013 low of $1180, gold hit a new all time highs in 2020, breaking the $2,000 barrier for the first time ever.

And for the past several years, central banks – and the world's wealthiest families – have been quietly stockpiling gold.

The Bank of Canada especially has gone on a gold buying spree.

Central banks net purchasers for tenth consecutive year
Tonnes
Net purchases
Net sales
2000-2009 average
2010-2019 average

Of course, it's up to each individual to decide if gold holds a place in their portfolio. But if you do believe in the story of gold's potentially explosive growth opportunity over the coming decade, the more interesting question is this: what is the right way to get exposure to the trend?



For some, the answer is as simple as buying physical precious metals or an ETF like GLD.

Central Bank Assets Growth
Balance Sheet Assets to Nominal GDP YoY Growth
+456%
Bank of Canada
Reserve Bank of Australia
Federal Reserve
Bank of Japan
Swiss National Bank
European Central Bank
Source: Bloomberg
© 2021 Crescat Capital LLC

However, for those looking for something with greater return potential, the high-risk/high-reward play has typically been with gold mining companies.



▶ The Case For Gold Miners

You might imagine that digging gold out of the ground is an "easy money" industry.

Far from it.

Miners are extracting a metal with a volatile price, making market conditions very difficult to predict.

A bigger problem is that gold mining companies are having to look harder – and dig deeper – to find new deposits, all while under increasing pressure to minimize carbon emissions and environmental impact.

Not to mention, the bigger a company gets, the more the administrative "red tape" grows, preventing them from being versatile enough to seize new opportunities.

As a result, Majors have underinvested in exploration, and in the 2010s began exhausting their existing reserves.



US Private Investments in Mining Exploration
Fixed Investments in Mining Exploration Shafts & Wells in USD Billions
Peak of the Commodities Boom
*Numbers Adjusted for Inflation

Source: Bureau of Economic Analysis ©2021 Crescat Capital LLC

Investments in mining exploration are at a 62-yr low.

The Majors strategy for fixing this problem was simple: growth through acquisitions.

That's why in the 2010s the mining industry started to become consolidated – getting lean and mean by paying down debt, and cutting back on exploration and other expenses.

These changes highlighted how betting on major gold miners is totally different from betting on the physical metal. Successful gold miners offer some things that gold itself cannot, like:

- *Dividends, Cash, Assets, Income statements, and Balance sheets.*

Also, most majors don't just mine gold – as copper, silver and other resources tend to be found together.

The Lassonde Curve: Mining's 'Wild Ride'

Thirty years ago, Pierre Lassonde – a founder of Franco-Nevada, the first gold royalty company – created his famed curve. His model went on to become a touchstone in valuing junior miners.

The Lassonde Curve models the life of a mining company – from exploration to production – and helps investors gauge market value through each stage of the process. This helps speculative investors understand the mining process, and time their investments properly.



The Lifecycle of a Mineral Discovery
Risks
Fluctuating commodity prices
Funding risk
Technical risk
Exploration risk
HIGH VALUE
LOW VALUE
Discovery
Speculation
Digging In
Orphan Period
Operating Mine
Institutional / Strategic Investment
Life Cycle
DURANGO GOLD
Durango Gold's Claudia Project is at the early stages where potential rewards (and risk) are the highest.
Timeline
Concept
Pre-discovery
Discovery
Feasibility
Development
Startup
Depletion
Activity

The Lassonde Curve. 30 years old and still defining the junior mining industry.

Beyond precious metals, Lassonde's curve has become a staple across the mining industry, where mining tends to follow the same 7-step process.

The Life Cycle Of A Mineral Deposit

Successful mineral mines typically go through a **seven-step process,** each with their own risks and rewards. As the process continues, more value is created for shareholders, and the project becomes less risky.

- **Step #1: Concept**

The deposit is not much more than theory at this point. Geologists work to test the theory, locating the deposit – if it is there at all. The area is surveyed using a range of geochemical and sampling technology. When confident that the area might be mined profitably, they move to the next step in the process.



- **Step #2: Pre-Discovery**

This is where speculative excitement can begin. Geologists coordinate test drilling to establish mineral potentials in the deposit area. The key method is taking below-ground cross-sections (drill core), and having them analyzed for mineral content. Drill cores with good mineral content can lead to further exploration, aimed at the discovery of a mineable deposit.



- **Step #3: Discovery**

When exploration reveals 'enough' mineable minerals, new studies prove that mining could be profitable. This changes the business model creating new challenges, such as profitability, construction, and financing.



- **Step #4: Feasibility**

Having demonstrated the deposit's potential, investors then evaluate whether to advance the



investors then evaluate whether to advance the project. Speculators often pile in during this "orphan period" while uncertainties about the project remain keeping more conservative investors away.



■ **Step #5:** **Development**

A rare outcome, as most mineral deposits never make it this far. The next step is a production plan for the mine, including raising capital and building a team. Many risks still remain in the form of construction, budget, and timelines.



■ **Step #6:** **Startup/Production**

An even rarer outcome for a mineral discovery. The company begins processing ore and generating revenue.Analysts continue to re-rate the deposit, seeking additional from funds institutional investors and the general public. This is also a good ex, existing investors can choose to exit here or wait for potential increases in revenues and dividends.



■ **Step #7:** **Depletion**

While a rare few mines will last centuries, most are depleted in a matter of decades. As grade levels decline, operations wind down, and the remaining investors seek exits.



▶ What Makes Gold Mining Different?

There are core differences between gold mining and other resource extraction industries.

Oil, in particular, is a high risk/high reward, often binary process: *An oil driller either hits a gusher or they don't.*

Gold mining is different.

It's a more iterative process, averaging 10 to 20 years before potential mines start producing refinable ore.

As projects are pushed slowly up the value chain, ongoing iterations, mean that:

■ Valuations of projects and companies can increase incrementally before actually building working mines.

■ Miners can make realistic exploration and drilling budgets, without having to take on too much debt.

But before you consider making an investment into any gold play – much less a junior miner – it's critical to understand the common and predictable secular trends in the industry.

▶ Gold Mining's 'Boom Bust' Cycle Explained

First, it's important to understand that gold mining – like almost all industries – is cyclical in nature; it's a textbook example of boom-bust cycles playing out.

In the last 20 year cycle, it's been a wild ride for investors and miners alike.

In 2001 gold prices were around $250 per oz and began a linear climb to $1,900 per ounce in September 2011… *before a dramatic fall in prices.*

Meanwhile, the gold mining industry was on its usual rollercoaster ride.

Gold price increases during the 2000s led to a dramatic increase in the amount of mining industry acquisitions: around 1,000 deals, with a combined value of about $120 billion.

CEOs were paying premiums of 30 percent and above, and a lot of capital projects were announced – with a majority exceeding budgets by significant margins.

Then the 2011 gold price crash happened.

That forced the industry to clean up. Many mining companies were overleveraged with bloated cost structures. This led to dramatic cost-cutting, paying down debt, and often the firing of exploration teams.



The wild swings in gold mining stocks continue to this day.

But with gold prices rising again, management teams and investors are wondering if we are near the bottom of the cycle, gearing up for a new growth trend…

Perhaps even a new era for gold.

Why does it happen?

It has to do with the capital intensive nature of the business. Or more simply put, projects cost a lot of money and take a long time to get up and running.

Because of this, we see five predictable stages that drive these dramatic booms and busts.

The 5 Predictable Stages of Booms & Busts

The 5 Predictable Stages of Booms & Busts

- ▶ **Stage 1:** Demand ultimately drives up prices, and prompts exploration for more supply
- ▶ **Stage 2:** New ore body discoveries lead to new mines, which then increase supply over demand, driving down prices (causing a bust)
- ▶ **Stage 3:** Less efficient mines are then forced to close, leading to a loss of supply and dwindling stockpiles
- ▶ **Stage 4:** This then causes prices to recover, leading to some old mines being reopened
- ▶ **Stage 5:** However, this fails to meet demand, causing prices to rise further, leading to another boom, and so on

Just like in any other commodity cycle, the most obvious way to profit is to understand where in the "Boom Bust" cycle the industry is in…

And position yourself in the right opportunities to capitalize.

This brings us to the two obvious question we must answer:

1. ***Where in the "Boom Bust" are we?***
2. ***What options do investors have to capitalize on the trend?***

To answer the first question, some analysts are predicting a "New Era of Gold".



Gold Miners' Free Cash Flow Yield
Median Trailing 12-Month Free Cash Flow to Enterprise Value
5%
0%
-5%
-10%
-15%
-20%
A New Era
25-Years Being Capital Destroyers
Top 50 Miners by Market Cap in the Canadian & US Stock Exchanges
1995
1997
1999
2000
2002
2004
2006
2007
2009
2011
2013
2014
2016
2018
2020
Source: Bloomberg
© 2021 Crescat Capital LLC

Others are suggesting this could be just the beginning of gold's inevitable climb to $10,000 per troy ounce and beyond…



BGMI Bull Markets Since 1942
10/1942-02/1946
07/1960-03/1968
12/1971-08/1974
08/1976-10/1980
11/2000-03/2008
10/2008-04/2011
01/2016-02/2020
current bull market
incrementum
Number of Weeks

Which brings us to the second question…

If you believe that gold prices will only continue to move higher as demand increases …

Mining companies provide the opportunity for the largest upside.



PRIOR GOLD BULL MARKET
OF 2000-2011
Gold Mining Stocks*
Gold
700%
525%
350%
175%
0%
JUL 2000
AUG 2011
CURRENT GOLD BULL MARKET
OF 2015-2020
Gold Mining Stocks*
Gold
220%
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
NOV 2015
DEC 2020

And any company that can unearth a new "World-Class Deposit" that can satisfy this growing demand for gold could stand to make a fortune.

The gold mining industry needs a fabled 'world-class deposit' – but America might need one even more.

That's why this veteran team of junior miners – Durango Gold – could hold the keys to ensuring a new U.S. 'Golden Age' is backed by gold in the ground.

A new 'world-class deposit' could allow the US to lead the Americas through an era of possible dollar decline, and a dwindling supply of gold.

of possible dollar decline, and a dwindling supply of gold.

That said, investing in junior mining companies is not for the faint of heart, or the unsophisticated.

These are high risk plays.

Although a couple dozen junior mining stocks trade on public exchanges, to get access to the upper echelon of exploration opportunities … the informed investor must step into the walled-garden of private deals.


THE INVESTMENT POTENTIAL OF
Exploration
Commodity-related equities have upsides and downsides during bull and bear markets.
BULL MARKET
High returns
Dividends
Earnings
BEAR MARKET
EXPLORATION COMPANIES
MINING COMPANIES
COMMODITY ETFS
COMMODITY FUTURES
PHYSICAL COMMODITY
RISK
Exploration mining companies offer a greater return over a shorter period of time, but with more risk.

With this in mind, we present for your consideration an exploration company that is searching for what could become the largest mine discovered in North America in more than 100 years.

HITTING THE MOTHER LODE

If you've ever heard someone say they "hit the mother lode," you probably know it refers to the discovery of a huge prize of some kind.

But here's what most people don't know about this expression: it first became popular during the California Gold Rush.

In fact, The California State Mining Bureau published a bulletin written in 1900 by A.S. Cooper, a state mineralogist, described the **"Mother Lode Region of California."**

According to Cooper…

> *"Throughout the entire length of the great synclinal trough of the Gold Belt are found the gold-bearing veins which constitute the so-called Mother Lode.*
>
> *It seems unfortunate that the name was ever given to this portion of the Gold Belt as it conveys to the minds of those unfamiliar with the geological structure and veins of the region, an impression of a continuous, unbroken vein.*
>
> *That such a condition does not exist is well known to those* familiar with these mines."


CALIFORNIA STATE MINING BUREAU.
THE
Mother Lode Region of California.

Later, in 1934, Clarence A. Logan of the State of California Division of Mines, also published a bulletin on the Mother Lode Gold Belt of California; he described discovery of the area as a result of a…

> *"search in the 1850s and 60s to find the so-called 'mother' vein or lode as the source from which the gold in the gravels had been derived by Nature's process of erosion."*

He went on to note that the term…

> *"lode is particularly applicable to this vein system as most of the mines show two or three practically parallel veins, often with subordinate spurs, all occurring within generally definite walls, but with no vein traceable as a rule for any great length of the strike."*

George Nordenholt, the Director of State Department of Natural Resources at the time, described this area as…

> *"not a single vein or lode, but a zone or belt up to a mile wide for a distance of 120 miles from northwest to southeast, within which are separate and discontinuous veins of gold-bear quartz."*

We bring this up to highlight an important aspect of exploration opportunities. Unlike oil wells, finding – and recovering – precious metals isn't as simple as drilling a hole in your backyard and hitting a gusher.

Instead, it requires a more methodical process of understanding geological formations.

To make things more challenging, mineral deposits don't "lay flat" like oil wells do; they typically flow through the earth's crust at an angle.

As mentioned earlier, Durango Gold is searching for an opportunity with massive upside potential …

A world-class deposit that can turn their exploration efforts into a life changing return on investment.

At the time of publishing, **nine of the ten largest active gold mines** are located outside North America…


The World's Biggest Gold Mines
Top gold mines by tonnes of gold produced annually*
Olimpiada 43.2
Nevada Gold Mine 115.8
Muruntau 66.0
3
2
1
22.2



Kibali 25.3
Pueblo Viejo 30.6
Grasberg 26.8
Boddington 21.9
Cadia Valley 27.1
*Latest available data as of September 2020
Source: World Gold Council via BBC
statista

However, **big** gold mines are increasingly becoming **old** gold mines; The most productive mines were all discovered decades ago:

- **1958 –** Muruntau Gold Mine in Uzbekistan. The world's second biggest gold deposit is also the world's largest open-pit gold mine. It produces around 66 tons (approx. 2,121,949 troy ounces) annually, after being discovered in 1958.
- **1961 –** Nevada's gold mines produce around 116 tons (approx. 3,729,456 troy ounces) every year – comfortably the highest global total. The Carlin trend is a large, low-grade deposit, discovered in 1961.
- **1975 –** The Olimpiada gold deposit Russia was discovered in 1975 and its output is the third-largest worldwide with 43.2 tons (approx. 1,382,482 troy ounces) each year.

Which brings us to an important question of searching for the next "mother lode" of gold…

▶ Why Mexico?

Mexico is historically a **gold rich region**. It has an older mining industry than the US (where mining primary deposits started in the late 19th century).

In fact, Mexico's centuries-old mining industry **ranks 4th globally** for foreign investments in mining… and is an important part of the economy, promising existing infrastructure to new companies.



In 2019, total production was $12.7 billion, and the industry supports 2 million jobs directly and indirectly.

Map displaying extent of mining operations in Mexico as of 2020

MEXICAN GOLD MINING LANDSCAPE
NEWMONT
NYSE:NEM
Exploring the open pit Peñasquito mine 780km from Mexico City, annual production of 129K oz
AGNICO EAGLE
NYSE:AEM
Operates mines in N America and Europe; the Mexico Pinos Altos mine has annual production of 203.5K oz
FRESNILLO
LSE:FRES
Fresnillo has numerous gold and silver mines across Mexico; La Cienega mine in Durango has production of 65K oz of gold
ALAMOS GOLD INC.
TSX:AGI
Alamos's operations cover Canada and Mexico; the Mulatos gold mine's annual production is 140-150K oz
EQUINOX GOLD
TSX:EQX
Located in Gerrero State, Mexico, the Los Filos mine has annual production of 90-110K oz

MEXICAN SILVER MINING LANDSCAPE
PAN AMERICAN SILVER
CSE:PAAS
Operates across the Americas; the La Colorada silver mine has estimated production of 8.5-8.7M oz for 2020
FIRST MAJESTIC
CSE:FR
Their San Dimas mine lies 150km west of Durango, and has an estimated production of 6.5-7.2M oz of silver in 2020
FORTUNA
CSE:FVI
Operations cover Peru, Argentina, and Mexico – mines collectively produced 7.9M oz of silver in 2019
Endeavour SILVER
CSE:EDR
Endeavour Silver operates three mines in Mexico, in 2019 producing 4M oz of silver across the properties
GREAT PANTHER
CSE:GPRTSX:EQX
Operates two mines in Mexico; the Topia mine, 235 km NW of Durango, produced 939K oz of silver in 2019

Annual Mexican gold production has dipped in recent years from a high of 132,413 kilograms (approx 4,257,176 troy ounces) in 2015. This is in part, to historic underdevelopment of Mexico's industry and the 'bust' phase of the gold mining cycle.

However, the region remains one of the most attractive investment opportunities for investors.

The fact is that great natural wealth remains untapped and unexplored in Mexico – with estimates that 70% of Mexico's surface area has impressive geological potential for mining.

A Brief Overview Of Mexican Mining Law

Mexico is extremely wealthy in minerals, but also relatively unexplored and underdeveloped.

This is partly due to slower economic development before the 1990s, when the Mexican Mining Law – which regulates all mining activity in Mexico and covers the use, expiration and cancellation of mining concessions – was enacted to encourage Foreign Direct Investment into Mexico's mining and other industries.

Under these laws, all minerals found under Mexican soil are owned by the nation, but private parties may exploit these minerals (except oil and nuclear

nation, but private parties may exploit these minerals (except oil and nuclear fuel minerals) through concessions granted by the federal government.

► The Concession System

According to ICLG.com

> *Mexican mining companies may be 100% owned by foreign investors, which can be either individuals or entities. Mexican mining companies that are 100% (or less) owned by foreigners are considered Mexican entities and have the same rights as a Mexican doing business.*

Exploitation of minerals has been given preference over other uses of land. Exploration and extraction of mineral resources requires government issued concessions. Concession holders are also legally required to negotiate with surface land owners to access resources beneath. Concessions are issued in three categories, with different time spans:

- **Exploration concessions** are granted for six years (not renewable).
- **Mining concessions** are not time-limited.
- **Production concessions** are granted for 50 years and can be renewed.

All concessions may specify levels of capital expenditure, as well as minimum environmental, health and safety standards. The tangible benefits of these new laws were to:

- **Remove** restrictions on foreign ownership of Mexican mining companies and resources
- **Revoke** mining-specific royalties and taxes
- **Simplify** the complex web of mining regulations

This brought a wave of investment into the Mexican mining industry, and as a result, private investment became a driving force in the Mexican economy. The new laws stated that international mining companies had to:

- Be incorporated under the laws of Mexico
- State exploration or exploitation of minerals as their corporate purpose, and
- Establish their corporate domicile within Mexico.

Coupled with a stable political structure and a skilled workforce, Mexico quickly emerged as one of the leading investment destinations for mining companies.

► Gold Mining Police

Despite Mexico's vast mining potential, the region has been affected by well-publicised violence and illegal gold mining.

These factors could reduce confidence and hinder the development of Mexico's mining industry

However, President Andrés Manuel López Obrador (commonly known as AMLO) has proposed new laws that, according to insiders, will help the country move past the recent wave violence.

A key step to secure mines and ore – and give investors peace of mind – was the 2020 announcement of a new police force, tasked with protecting mining operations.

The plan is to have a team of at least 1000 especially trained officers to satisfy demand from mining companies.

► Why Durango?

According to Durango Gold's management team...

> *"When you buy real estate, you want to be in a 'Triple A' region. Durango hosts the biggest players in Mexico. We're in the best zip code in the best region of the best country with the best regulatory regime"*

Sierra Madre Occidental: Mexico's 'Gold Belt'

Durango Gold holds an option to purchase up to 47.25% of an exciting property in the Sierra Madre Occidental mountain. This is a region with one of the richest histories of precious metal discoveries in Mexico – where mines such as Tio Tita and San Dimas have operated continuously since the 1600s.

The mines are clustered around Sonara and Durango – in a region known as Mexico's 'gold belt'.

This mountain range was made famous outside Mexico and forever connected to the idea of gold in the 1948 Hollywood classic 'Treasure of the Sierra Madre'.

Durango Gold is currently exploring the **potential 'world-class deposit'** at the Claudia project.

The Claudia Project is nestled in the eastern hills of the famed Gold Belt in Mexico, and is surrounded by some of the most exciting potential mines in Mexico.

Other notable precious metal mines and prospects in the area are:

- Fresnillo's **La Cienega** *(mine in production)*
- Great Panther's **Topia** *(mine in production)*
- Capstone's **Cozamin** *(mine in production – mostly copper)*
- Minero Bacis' **Bacis** *(mine in production)*



- Gold Corp's **El Suazal**
- First Majestic's **Bolaños**

So you can see why geologists see potential for discoveries of world-class deposits in this region.

Which brings us to the next question…

▶ Why The Claudia Project?

Beyond its location in Mexico's prime gold mining neighborhood, we can also look to a long history of 'missed opportunities'.

Throughout the history of gold-mining – and Mexican gold mining in particular – there has been an ongoing pattern of major prizes sitting idle, unexplored and underdeveloped.

One cause is that small scale miners are often focussed heavily on cash flow. As a result, they often lack the capital required to fund longer term exploration efforts the industry desperately needs.

The Claudia project shows potential to end Mexico's long cycle of missed opportunities, and become a world-class deposit.

> *"This happens quite often in this industry. Properties are overlooked for decades, centuries, then wind up being the most profitable assets on a company's books"*
>
> –Craig Auringer, Founder Bonsai Capital



The small Aguilaréna district around Claudia is full of what Durango's Gold's Chief Geologist Steve Weiss describes as *'Hidden Gems … Long lost mines that locals worked from the 1800s. Each had their own little piece of ground, but lacked the resources to really figure it out.'*

So how did this opportunity – now worth potentially billions of dollars – fall into Durango's hands?

▶ The Minero Bacis Era

The first main phase of modern exploration at Claudia at Aguilarena began in 1991 when the asset was in the hands of **Minero Bacis** – a small, Mexican, family-owned mining company (currently producing under the name Grupo Bacis). Minero Bacis consolidated the district (put together different claims) – in the early 1990s.

But, being a small, cashflow driven company, <u>Bacis could not afford</u> – *nor wanted* – to explore or develop the property in a more holistic way. They went after the "low hanging fruit."

> *"Bacis drilled the first 30 holes and took samples when the workings were still accessible, they've shown that the gold and silver are there. We know how to turn it into something bigger. " –Steve Weiss*

Bacis' initial drilling hinted at 130,000 thousand tons of ore, comprising of:

- 756,000 ounces of silver
- 14,000 ounces of gold.

According to Durango Gold's CEO: *"That's a nice tiny mine, but only a fraction of the potential we see for the Claudia Project."*

▶ The Capstone Era

Bacis was eventually **forced to sell** under pressure in the 1995 downturn. They had a large portfolio of resources, but weren't bringing in sustainable profits.

Capstone, a Canadian mining company, bought five properties from Bacis' – *Cozamin, Promontorio, Montoros, Copala and Claudia.*

In 2004, Capstone had the Claudia Project mapped and sampled, which showed **high-grade gold** and **silver mineralization**.

But because Capstone was backed by financial institutions, they also <u>prioritized the immediacy of cash flow</u> over the risk of exploration; like Minero Bacis, they did not prioritize exploring – *or optimizing* – the value of the asset.


Vein names detail – central Claudia project

Also, because they weren't local operators, they had little "shared value" with the communities around Aguilaréna.

A few years later Capstone – needing to raise capital for other efforts – decides to sell off the asset.

▶ How 'Dumb Luck' Put This Opportunity Into Durango Gold's Hands

After years of neglect, this underexplored property was acquired for a freakishly low price, due to strange twists of fate.

Here's how it happened…

Silverstone Resources SA de CV – a Mexican mining company that was even smaller than Bacis – was offered the right to purchase all of Capstone's exploration assets, except for Cozamin.

Wanting to unload the asset at any price, Capstone agreed to <u>sell the asset for $1 million</u>. To the surprise of the small mining company, they now owned the Claudia project – and the three other mine properties – **for an unbelievably low price.**

Then, in 2017, Claudia was introduced to Durango Gold's CEO Fernando Berdegue.

After more than three years of negotiations, **Durango Gold** entered into a joint venture with Silverstone to explore and develop the asset.

How To Make Money From Gold Exploration Opportunities In 3 Easy Steps

For those unfamiliar with investing in exploration opportunities, the process for generating investment returns is simple...

According to **Steve Weiss, Durango Gold's Chief Geologist:**

"Discover ounces of gold and silver for a few dollars per ounce. Turn around and sell them for a hundred dollars an ounce – to a miner who will then reap the profit, hopefully a margin of three or four hundred dollars per ounce on the spot market at the time of production."

Or more simply put, the business model of many juniors is:
"Find it. Define it. Develop it."

STAGE 1: FIND IT



It's not just about finding gold, but finding the best, fastest, least expensive way to get the gold.

According to Steve Weiss...

*"If you're an exploration manager, the way you get graded by your boss is by **finding the most ounces with the fewest number of feet of drilling**. So a really successful exploration program doesn't just hit the gold – it's with the fewest number of holes possible and the fewest number of dollars spent doing that."*

STAGE 2: DEFINE IT



Once the deposit is discovered, now it's time to figure out how much gold potentially lies beneath the surface.

According to Steve Weiss...

"We want to define the size and shape of the "treasure chest" and how many tons of gold/silver are in there, and what the average grade is."

Next, it's time to define the lateral and vertical extent of the deposit, define the average grade, and determine whether or not it has enough metal value to justify sinking a shaft or digging a big open pit.

Then, it's time for the moment investors have been waiting for...

STAGE 3: DEVELOP IT



As the project progresses – *and ounces of gold are accumulated* – **value is unlocked and** <u>valuation goes up</u>.

Once the team has confirmation on the reserves, now it's time to start digging…

And as more gold is pulled out of the ground – and then sold on the market – the company generates new cashflow…

Or, **the asset can be sold for a hefty sum** of money to another mining company.

▶ Mexican Gold Market Is Heating Up

In an early 2021 report **Bank of America (BofA)** stated they believe M&A deals have become a shortcut for major gold miners who desperately need to replace <u>more than 50 million ounces</u> of reserves in 2021.

BofA believes the need to replace gold reserves means the M&A market will be **a seller's market** this year, with majors *desperate* for world class assets.

BofA also sees attempts at 'desktop analysis' of potential targets to become standard and replace 'boots on the ground' due diligence site visits.

This will likely **serve as a catalyst** for even more mergers and acquisitions, as gold "exploration" conducted from office desktops has contributed to the huge problem majors are trying to buy their way out of.



In 2020 gold mining M&A activity was dominated by mergers between smaller companies – unlike 2018-19 which saw industry giants Barrick-Randgold and Newmont-Goldcorp merge.

The Mining Sector In Mexico Remains The Leader In M&A Activity.

There were 12 announced transactions in June 2020, representing 20.6% of the total announced M&A activity in that period.

◣ MERGERS & ACQUISITIONS – MEXICO-RELATED

Type	Acquisition	Merger	Acquisition	Acquisition
Acquirer	NEWMONT (NYSE:NEM)	ALAMOS GOLD INC. (TSX:AGI)	EQUINOX GOLD (TSX:EQX)	LEAGOLD MINING (CSE:MAI)
Target	GOLDCORP	AuRico Gold	LEAGOLD MINING	GOLDCORP
Value	$10 B USD	$1.5 B USD	$578 M USD	$350 M USD
Date	January 2019	April 2015	March 2020	April 2017
Notes	Largest mining acquisition in history to form world's largest gold producer	Merger produced one of the world's largest producers; interests in Mexico and Canada	Combines Leagold's 4 mines in Mexico and Brazil with Equinox's 3 in California and Brazil	Deal for Leagold to acquire Goldcorp's Los Filos mine, one of the largest Mexican gold mines

All figures sourced from Bloomberg, correct as of 5 November 2020

Some other notable Mexico-based gold mining M&A activity:

- Mexican Junior gold company Magna Gold acquired the San Francisco mine (in Mexico) Magna bought the resource from Timmins Gold, a subsidiary of Alio Gold.

- Southern Silver Exploration, a Canadian mining exploration company announced the acquisition of the Cerro las Minitas Project, an asset comprising silver deposits, for US$15 million.

- In April 2020, Midland Exploration, a Canadian mining company announced the acquisition of 23 claim blocks in Mexico for an undisclosed amount.

Bank of America listed Mexico's Torex gold on a list of top potential junior mining targets with "intriguing assets".

While the rewards for discovering a world-class deposit can be substantial, it's important to understand the facts about mining deals…

According to Steve Weiss…

> *"For every 1000 mineral occurrences, 100 become exploration projects, 10 achieve a development stage, and only 1 becomes a profitable mine."*

However, before you let these daunting odds deter you from considering an investment in Durango Gold, it's critical to understand…

↯ 5 PROFIT-KILLING PROBLEMS THAT DESTROY INVESTOR RETURNS

No matter how optimistic we are about any exploration project, for an investor, the path to returns is simple: the less money spent trying to *find and define* the "treasure chest" of resources, the more profit you're likely to make when it's sold.

However, as stated previously, exploration is a high-risk / high-reward play.

Exploration projects can take up to 10 years to find anything worthwhile, and require a large amount of financial resources and expertise in many disciplines – e.g. geography, geology, chemistry and engineering.

The likelihood of a discovery leading to a mine being developed is very low – less than 0.1% of prospected sites will lead to a productive mine. And only 10% of global gold deposits contain sufficient gold to justify further development.

The likelihood of a discovery leading to a mine being developed is very low – less than 0.1% of prospected sites will lead to a productive mine. And only 10% of global gold deposits contain sufficient gold to justify further development.

As the saying goes, "time is money."


Time is the Enemy
Does the company make the most of time and money?
Time is money, especially in mineral exploration. There are expenses that eat away at a company's financial position rather than being used to build value through discovery. The quicker a company puts its money to work, the better for shareholders.

It is expensive to maintain a company, especially one that does not yet produce income.

Expenses add up quickly; management needs to focus their efforts – and money – on activities that generate value for shareholders.

That's why as an investor, it's crucial to understand the major challenges all exploration companies must overcome…

And by extension, the costs they must diligently manage in pursuit of investor returns.

▶ Challenge #1: Exploring Challenging Terrain

One of the unfortunate realities of gold explorations? All of the easy deposits have already been found.

Anything that's left is likely to be found in the oldest rocks in places where the earth crust has undergone the most extensive changes; elevations, folding, tilting, faults, fissuring and also volcanic action, with resulting changes in the composition and texture of the rocks.

Or more simply put, it means exploring challenging, mountainous terrain like this.



The Sierra Madre is a mountain system that is part of the American Cordillera, a chain of mountain ranges that consists of an almost continuous sequence of ranges that form the western backbone of North America, Central America, South America and West Antarctica.

Even if one does believe they've identified a potential site, that is only the beginning of the challenges.

While there's been decades of advancements in exploration related technology – like satellite remote sensing, geological mapping and seismic techniques – surveying the site is only the beginning of this multi-year process to strike gold.

Traditional 'boots on the grounds' exploration methods (such as rock and soil sampling), although detailed, can only cover some 15–30 kilometers per day. Larger scale mapping via helicopter, plane and satellite fails to provide sufficient resolution to efficiently map small-scale (<1 km2) geological features.

A dizzying array of new technologies are being touted, promising to take the leg work out of gold prospecting. Solutions like:

- Mineral & geological mapping
- Seismic techniques
- Hyperspectral flights
- Aerial geophysics
- Multispectral imaging
- Thematic mapping

Not to mention the always optimistic predictions from a new generation of quants, PhDs and experts in geology, physics, data science… and their continued pursuit to use data to disrupt the gold exploration business.

While AI, cloud computing, open source algorithms, machine learning and other technologies can potentially identify patterns that lead to minable deposits of gold…

Durango Gold's geologist Steve Weiss, prefers to skip the fancy technology and do the thing that's worked best for him (and plenty of his colleagues):

> *"A.I. approaches can be productive,* ***but we're going after hidden gems*** *that have been overlooked for a variety of reasons.*
>
> *A strength of Durango Gold is that we apply tried and true 'boots on the ground' approaches to making a world class discovery.*
>
> *We're using simple. cost effective, proven technology, getting the knowledge from the face of the drill bit as soon as possible"*

▶ Challenge #2: Determining Geological Potential

Once a site has been identified, now it's time to conduct detailed geophysical studies and later, a detailed drilling, sampling, assaying and mineralogical study.

GEOCHEMICAL SURVEYS

Gold deposits are sought with many techniques, but they are based on geochemical studies. Commonly more than one method is employed. With these methods, the geologist is looking for anomalies. Perhaps, the most important techniques are photogeology and seismic techniques.

Of the huge sums allocated to gold exploration, only a small proportion has been spent on geochemical surveys. That is largely due to the typically uneven distribution of gold particles in nature.

This problem can be addressed by collecting large samples, but extensive drilling can get very expensive.

DRILLING

The process always starts with the same first step: *drilling*.

Mineral exploration is a methodical process of drawing a subsurface picture with the tip of a drill bit.

With drilling costs of between $70 and $120 per meter, making holes in the ground can get **very expensive, very fast.**

Geoscience helps increase the value of those drilling dollars because it provides accuracy; Miners cannot afford to drill in the wrong spot (or direction) for any longer than they have to.

And one way to reduce the risk of drilling "dry holes" follows common sense; look for a region with a history of great discoveries, or a region that shares a geology similar to other mining districts.

According to Warren Rehn CEO of Golden Minerals Company (which operates in Mexico):

> *"Low operational costs add to the benefits … Diamond drilling is one third of the cost in Mexico compared to the US, and half of that in Argentina … its geography is spectacular. Mining is in Mexico's blood."*

SAMPLING

Soil sampling is another core technique of mineral exploration.

Cheaper and faster than drilling, sampling can be used to quickly establish the existence and extent of hoped for mineralization.

TESTING

Testing is another area of opportunity to reduce costs. Accurate laboratory data is necessary, however, it can take from three weeks to three months to get results. Geochemical testing on-site costs between $1 to $3 per meter, whereas laboratory analysis and sample preparation can cost up to $40 per meter.

A key takeaway for those investing in junior miners is this…

- **There is no substitute for proper due diligence and verifiable reports.**

That's why it's important to have at least a basic understanding of how a company "finds" and "defines" their resources… and at what cost.



According to Donald Hulse Vice President of Mining at Gustavson Associates…

"Good basic geology and engineering work seems to get lost when developing mining projects." He says that there is a great deal of public attention on financing and on who invests where, prompting people to follow the money. "Investors often want to bet on a certain region without really understanding the projects."

▶ Challenge #3: Local Politics

Not surprisingly, commodity rich countries don't always welcome foreign investors. Given the bloody history of Mexico's mining past, it's not a stretch to imagine why this is the case.

In fact, Mexico was <u>closed to foreign investment</u> until 1992.

That's why it's *crucial* for outside companies to establish positive relationships with the host country.

One component in planning to find huge returns is being able to work on the ground, and that requires social license in the local area.

According to Durango Gold's management team…

*"We can have all the favorable indications, but if we don't obtain and maintain a good social license with the local communities, **we simply won't be able to make the big discovery and prove it up with drill holes**.*

A lot of exploration people, until recently, said "that's not my job, I don't need to worry about that."

But this "head in the sand" approach to local relationships creates real – and costly – problems for any exploration project."

Mining operations have a significant impact on the local community. Good companies look to make mutually beneficial partnerships of equals with local communities.

Ignoring or failing to respect the local community will jeopardize a mining project at every stage of its mine life. Local communities that don't want mining to occur can derail even the best laid plans.

Furthermore, a successful exploration operation needs to understand how to navigate the ever-changing regulatory landscape and political powers of the time.

As noted by Doug Ramshaw President of Minera Alamos...

> *"A company can have all the money it requires to build something, but if it does not have the permits, it cannot do anything."*



Currently, the power to provide permits resides with Mexico's López Obrador government, which came to office in December 2018 following a landslide election win.

For the new administration, boosting growth, combating corruption and lifting millions of Mexicans out of poverty were key campaign pledges…

And to support these objectives, a thriving mining section will be fundamental it's success.

However, the new regime has sent mixed signals to the industry; a problem for investors who prefer more clarity and confidence in what is an extremely capital-intensive activity that can take up to 10 years before producing returns.

Here are some of the notable regulatory issues every investor should be aware of as part of their due diligence process.

CONCESSION FREEZES

In August of 2019, President López Obrador made a rather controversial announcement: **no new mining concessions**.

López Obrador complained that concessions were being held for "financial speculation" rather than production purposes.

Although Mexico would not cancel existing mining claims, no new ones would be issued.

Naturally, investors seeking access to Mexico's rich resources were less than thrilled.

According to Juan Manuel Gonzalez, Partner at DBR Abogados…

> The new administration faces great challenges to restore the trust of the mining sector and its investors. We need to push for the creation of clearer and more effective regulations to foster exploration and production and for the enforcement and compliance with the rule of law. In our opinion, mining is over-regulated. A first action should be to tie up criteria and regulations associated with the industry and to simplify the procedures between government agencies.

[Note: Durango Gold has concessions already in place and does not require any new concessions for this project.]

TAX ISSUES

According to Bernardo Remirez, Partner at Chevez, Ruiz, Zamarripa y Cia: "there have been growing concerns around tax legislation governing gold mining. The lack of clarity has created a variety of interpretations and, in some cases, created risks for miners."

Since 2013, ongoing amendments to the legal framework make it more difficult to jump through the tax authorities' hoops.

Here are some of the major taxation challenges the industry faces in Mexico:

- **PRE-OPERATING EXPENSES** Before 2014, pre-operating expenses were deductible through a one-time deduction. Removing this incentive ignores the industry's cyclical nature and does not consider the required financial support to develop a mining venture.

- **SPECIAL MINING DUTY** Mining concession holders are levied a special mining duty at a 7.5 percent rate. However, the determination is technically imprecise, and can be subject to wildly different interpretations.

- **EXCISE TAX ON DIESEL** For many years, there were tax incentives for those buying diesel fuel for business activities. In 2019, this tax credit was limited – in another example of decreasing incentives for the industry, and a lack of legal certainty.

- **DEDUCTIONS CRITERIA** This legislation does not reflect realities the mining industry faces. Mining companies have significant infrastructure expenses for work performed at mines. Legal uncertainties have led miners into legal conflict and controversy.

- **UNIVERSAL OFFSETTING** A temporary provision was introduced in 2019, suspending the possibility to offset one favorable tax against another. Then the government proposed the final repeal of provision. Such measures have a negative impact on the financials of all Mexican taxpayers by generating potentially severe liquidity deficits.

- **BORDER REGION BENEFITS** Other examples of a subpar fiscal framework are the lack of specific rules in the application some incentives – in those cases where miners must pay costs incurred by third parties abusing the tax system.

Carlos Barcena, **Minister of Economy of Zacatecas** adds:

> *"Mining companies have adapted to the [new taxes] ... But Mexico is losing competitiveness because it is impossible to deduct exploration expenses within a reasonable period of time.*
>
> *Other countries in Latin America are more competitive in this regard. There must be a fiscal incentive where both the state and the companies win and exploration is boosted."*

LAND ISSUES & PERMITS

Gabino Fraga, **Director General of Grupo GAP,** warns that if not managed correctly, land negotiations can create headaches for companies pursuing mining projects in Mexico:

> *"Issues often arise from a lack of clear information regarding the land owners the project will impact."*

In order to sit down and negotiate with landowners, mining companies must understand both their rights and duties.

While the Mexican judicial framework for land access is comprehensive, mismanaged negotiations can result in just one claim-holder stopping a project.

And as companies are sometimes totally ignorant of these obligations, social conflict can easily occur.

> *"It is fundamental to get expert advice to ensure effective communication of commitments the company is willing to make."*

LABOR RIGHTS & WORKER SAFETY

Despite technological advances and efforts to improve existing regulations, the mining industry still experiences many accidents.

According to Napoleon Gomez Urrutia Senator of the Republic...

> *Mexican labor law is directed at ensuring fairness and union democracy. Protection of the freedom and privacy of workers is a key goal, and – according to officials – any reforms will likely be in the direction of protecting workers' rights.*

Rafeal Cereceres Partner at Cereceres Estudio Legal adds:

> *Labor relations that fully comply with the law are of capital importance for a healthy mining company. I cannot emphasize enough the importance of labor law in this new era of mining in Mexico.*

Understanding these changes in unions and labor law has become crucial for the industry for two main reasons:

1. Companies must navigate new legal realities, and changing relations with workers.

2. Companies must carry out preventative measures to head-off future issues.

Legally compliant and harmonious labor relations are crucially important for successful mining companies. And labor law will likely play a key role in this new era of Mexican mining.

BLOCKADES, STRIKES, AND SECURITY ISSUES

Security is another concern for those considering investing in Mexico.

"The Mexican mining industry is second to none in many respects, but a recurring issue is having the confidence to invest given the pervasiveness of organized crime in the country." This issue is effectively holding back the development of regions with world-class potential"



– Darren Blasutti, President and CEO of Americas Gold and Silver Corporation.

- **In 2015,** a gang robbed almost 10 pounds (4.5 kilograms) of gold-silver mix from a silver and gold mine in northern Mexico. The Fresnillo mining company said armed men pulled over a company truck and stole the metal, but none of its employees were harmed.

- **In 2018,** Canada's Pan American Silver Corp. temporarily cut back some operations at its mine in northern Mexico due to safety concerns. At one point employees were holed up at the mine, afraid to leave because of threats by armed groups and some employees were evacuated on private planes.

- **In 2019,** there was an illegal blockade of Newmont Goldcorp's Penasquito Mine: The blockade impacted third quarter production by around 11,000 gold ounces and 1.7 million silver ounces. Through September 30, this represents a major production shortfall.

In some extreme cases, there's risk of organized criminal activity – typified by Mexico's cartels. Generally, the better the miners' relationship with the host country, the more likely it will help defend their interests.

Despite All Of These Potential Concerns...

Despite All Of These Potential Concerns…
Durango Is Still A Great Place To Do Business.

According to Ramon Davila, **Minister of Economic Development of Durango**…

> *"Today, Durango is considered the third-safest state in the country. All these factors help us to provide stability to companies that decide to set up and operate here. In addition, we offer incentives.*
>
> *When a company decides to establish in Durango, we try to help it through different incentives related to their activity, like the elimination of the payroll tax, which has a maximum duration of six years depending on the investment the company is willing to make."*

Even more important, there are positive tailwinds in Mexico investors can feel optimistic about.

According to FRANCISCO QUIROGA, Undersecretary of Mining at the Ministry of Economy, for the industry competitiveness, *"we must reduce all cost factors without impacting Mexico's development."*

Adolfo Calatayud, Partner at PwC, explains how Mexico could fall behind:

> *"By now, it is evident that Mexico has become more expensive than other mining jurisdictions."*

A point reinforced by the new trend of Mexican national champions – like Peñoles or Grupo México – investing abroad in Chile and Peru.

With this in mind, potential investors should have confidence that Durango is as good a place as any for gold exploration companies to be in.

▶ Challenge #4: Limited Access to Capital

Cost of Capital
How does financing affect the value of a company?
Mining and exploration companies need to consider how equity and debt financing impacts its value to shareholders. To maximize the value of the company, the capital structure of the company should be composed to minimize the cost of capital and dilution.

Mining companies can do everything right – develop a promising asset, put together a great management team, and achieve good community relations – but if they don't have capital in place, everything stops.



This ties in with a major trend in exploration: **declining levels of investment**.

Smaller miners are often cashflow focused, and rarely have the capital required to develop potential "world-class deposits" under their control. That's why it's **critical for any exploration company to have access to sufficient capital** to keep operations running.



Leaving Money on the Table
Is the company getting full value for its work and assets?
Companies may not get full value for their assets if they do not stick to their plan, and sell too early or too late. Giving up on a project can be a mistake. One of the most frustrating parts of mineral exploration/development is a partially executed exploration plan, overseen by a nervous management team.

Otherwise, they could end up selling a property long before its potential is realized, causing investors to miss out on possible windfall gains.

And that's exactly how Durango Gold wound up with the Claudia Project in the first place: *the previous owners never bothered to develop this plot and eventually sold the property for pennies on the dollar.*

So what are the best financial discipline practices for a mining company to achieve healthy and organic growth?



GREAT PANTHER MINING LIMITED

According to James Bannantine**, President and CEO of Great Panther Mining** the key metric is All-In Sustaining Costs (AISC):

> *"We measure everything in cash flow based AISC, which is all of our capital and all of our operating costs. We need to make sure we have positive cash flow today from operations … For example, we want to get our AISC to US$1,000 per ounce today and to try and take it to below that level per ounce next year."*



Aura Minerals Inc.

Rodrigo Barbosa **(President and CEO of Aura Minerals)** shows how financial discipline can give miners great credibility in debt markets:

> *"On the equity side, the market is still slow and it is difficult to find cash … The debt market, however, has been improving and there is a great deal of liquidity there. For us, credibility is important to ensure a sustainable cash flow for our operations. Our goal is to have a consistent plan that provides consistent results. We never promise our investors anything we cannot deliver."*

As in most business ventures, credibility is the key 'currency' for miners looking to access capital to achieve healthy growth.

In all the main metrics – *the management team's track record, history of the project, and where they are in the cycle* – **Durango Gold is well positioned for maximum credibility**.

This problem is only made worse by the true technological barrier that stands in the way of mass adoption…

▶ Challenge #5: Environmental Concerns





An open-pit mining operation the Ukraine.

There's no way around it, gold mining can affect the environment in negative ways; including the release of large amounts of exhaust from heavy equipment and transport and toxic drainage into nearby waterways.

Gold is most commonly mined from **open pit mines** and **underground mines**.

Even in the richest open pit mines, the gold content is a *tiny* fraction of the material dug up. In underground operations, the gold content in the rock is generally higher.

That means huge volumes of rock and earth get processed; *Earthworks* estimates that, to produce enough gold to make a single ring, 20 tons of rock and soil are dislodged and discarded.

Huge quantities of waste rock must be transported for disposal, causing fossil fuel emissions. This waste also contains toxic metals that don't biodegrade, creating hazards at disposal sites.

REDUCING THE IMPACT

Mining operations are a mere blip compared to more polluting industries such as energy, transportation, manufacturing and construction.

Gold mining sites can be set up to support healthy ecosystems, if miners have the capacity and foresight to mitigate impact through every stage of a mine's lifecycle.

According to Koen Langie, Head of Mining Program at Engie's Hydrogen Business Unit:

> *"Being innovative and socially responsible does not mean you cannot be profitable or that you have to lose productivity. Mining companies need to have more vision and acknowledge all the benefits they could obtain."*

All over the world, governments are pushing hard against environmental violations by gold miners. Some recent examples:

- **OceanaGold (OGC) were fined** US$100,000 for breaching environmental rules at its Haile Gold Mine in South Carolina.
- **Chile is suing Barrick Gold** over 10 environmental violations announced, committed between 2013 and 2015.
- The Brazilian mining giant **Vale has agreed to pay $7 BILLION** compensation for a deadly dam collapse that killed 272 people.

That's why now, more than ever, a commitment to sustainable mining practices is key to profitability. ***The downside risk is too great to do otherwise.***

MEXICO'S ENVIRONMENTAL PROTECTIONS

Mexican environmental regulations have become increasingly stringent in recent years as a result of international agreements, including:

- The **North American Agreement on Environmental Cooperation** (parallel to NAFTA),
- The **United Nations Framework Convention on Climate Change**
- The **Convention on Biological Diversity**.

Mining companies must now obtain environmental impact permits from **SEMARNAT** *(Mexico's environment ministry)* before commencing any mining or exploration activities. After that mining activities need ongoing environmental permits covering water extraction, wastewater discharge and tailings disposal, and myriad other protections.

Bringing It Together: ESG Investing

> ***"Mining companies did not recently suddenly discover ESG … the investors did,"*** *– Bradford Cooke, CEO of Endeavour Silver*

Mining companies are the forefront of a major effort to bring Environmental, Social and Governance (ESG) guidelines into their work.


Governance
Environmental
Social
Voting and shareholder rights
Alignment of stakeholder interests
Appropriate executive compensation
Anti-corruption policies
Health and safety
Working conditions
Employment
Local community impact
Human rights
Site restoration
Biodiversity
Water scarcity

These factors directly affect natural and human environments, so ESG is no longer a superficial "green wash" that has more to do with PR than mining.

Companies applying ESG have new competitive advantages in many jurisdictions, with growing potential to offer investors better outcomes.

Geology plays out over eons, but in the human time scale, bad management can quickly lose opportunities and investor money if close attention is not paid to the demands and expectations of the jurisdictions they work in.

Investors now *demand* that miners prove that their operations are as sound as they can be.

Opportunities in Mexico are **largely determined** by successful ESG management, particularly community engagement.

Unfortunately, bad ESG management has been common in Mexico – with a history of disregard – *and worse* – for local communities.

However, these kinds of abuses are increasingly impossible and unacceptable, and

that is one reason that **Durango Gold** with its commitment to working with locals through its 'Shared Value' philosophy could be set up better than most for a new era of Mexican mining.

Renato Urrestra, principal consultant at ERM notes, *"that responsible behavior results in more profitable businesses."*

He explains that social strategies eventually pay off in enhanced reputations – as legal difficulties, fines and blockades are avoided.

As mines are often in remote areas with outdated or incomplete registries, it is also vital that mining companies get completely clear on who actually owns the land.

Understanding the intricacies of a community's property rights must become part of every company's strategy.

Other practices to foster productive relationships between companies and communities:

1. **Invite ongoing feedback from locals.** The rules of engagement have to be clear, and agreements between all parties must be transparent and easy to understand.

2. **Only make commitments that can be honored.** A common challenge is that junior miners (in the exploration phase) sometimes make promises that are difficult to keep.

3. **Strengthen relationships with communities.** These relationships are as important as operational processes, because a blockade can stop operations with very serious consequences.

In the following section, we'll present Durango Gold's unique method for addressing all these challenges in the pursuit of a profitable investment opportunity for all stakeholders involved.

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 DURANGO GOLD

INTRODUCING: "DURANGO GOLD'S SHARED VALUE SYSTEM"

A Modern Approach To Profitable Gold Exploration

DURANGO'S CORPORATE STRATEGY

1 **Know the territory:** Identify dormant, unnoticed or unexplored highly prospective ground by leveraging our unmatchable local knowledge and network

2 **Innovative Exploration:** Ideas based on field information and theory, using historical data to go to extents others will not.

3 **Offer best development solutions to owners:** Properties secured under favorable terms committing money to the ground rather than the owners' pockets.

4 **Creative Financing:** An innovative structure that provides capital in good time to yield the best results.

5 **Shared Value:** We add value to the environment in order to extract a greater shareholder value.

 *SOLUTION #1:*
▶KNOW THE TERRITORY (HIRE LOCALS)

Perhaps the single greatest advantage Durango Gold has is their team of industry insiders...

Fernando Berdegue – *CEO of Durango Gold* – is a Mexican native with a proven track record of success, an extensive knowledge of his home country's laws and regulations, and all of the right political connections required for an operation like this.

And when you examine the long list of heavy hitters on both the management team and their board of directors... it's basically **the "who's who" of gold deals** *(note: full bios of all members are listed later in this document)*

But their star studded roster isn't their only unique advantage...

Unlike other exploration deals in the middle of nowhere, the Claudia Project is accessible by a paved road.

The project is only about 70km from **2-3**



CLAUDIA PROJECT

major precious metal deposits owned by well-capitalized companies.



- This means **they <u>won't</u> have to spend tens of millions of dollars** to build out infrastructure to get materials to – and from – the site.

Even better, the nearest population center, Santiago Papasquiaro, is a city of approximately 26,000 inhabitants and is less than one hour by car from the Claudia project.

- **Fuel**, **supplies**, **communications**, **accommodations** and rural **health clinics**, as well as a **skilled labor force** are available in Santiago Papasquiaro.

Diesel construction and mining equipment, and engineering, banking, and mining services are available in the city of Durango, which has a population of approximately 570,000, about three hours by car from the project.

There is a large labor pool with mining, construction, administrative and engineering skills in the city of Durango. Drilling and contract mining companies are located in Durango, and there is a large and modern commercial assay and metallurgical laboratory there as well.

▶ **But perhaps the most important insight is the <u>decision to train locals</u> instead of importing expensive labor.**

As stated previously, the logic behind using locals is obvious. However, the exploration industry isn't historically one that is open to new and innovative thinking.

And the strangest innovation?

Work with "amateur geologists" i.e. someone that is not an expert in the field but is passionate about it and has just enough knowledge as to allow him to approach things from a different angle.



> *"I was in another company where we were exploring a historic district in the United States. My solution to the problem to define drilling targets sooner was to bring in a historian who wrote a book about the area.*
>
> *People in the office thought I was an idiot because we are paying top geologists huge sums of money. But what happened shocked everyone; most of the drilling was based on the research of someone who wasn't a trained geologist.*
>
> *Now, that same mindset and out of the box thinking applies here.*
>
> *What are the challenges here? The terrain. How do you mitigate that? Work with the locals."*
>
> *– Fernando Berdegue, CEO & Chairman of Durango Gold*

The **Durango Gold team is a rare breed of experienced professionals** who continue to challenge conventional thinking and try new things.

With this mindset, they've been able to see problems in new ways, and create new solutions to hard problems that are <u>cost efficient</u> and <u>effective</u>.



DURANGO GOLD

SOLUTION #2: ▶INNOVATIVE EXPLORATION METHODS

One of the big improvements in the last 15 years is that **new drills are very efficient** and **do not have a large environmental impact.** Instead of a one-acre drill site, they now only require a flat spot that is 3m x 4m (~12ft x 16ft).



OLD FOOTPRINT
NEW FOOTPRINT

This innovation has also **unlocked new terrain** that was previously inaccessible or cost prohibitive to explore. Instead of needing huge, heavy earth moving equipment, they can drill with far more focus (and at far less cost than conventional methods).

According to Durango CEO Fernando Berdegue…

> *"Some of these we can build by hand with local help, local field crew, who earn a wage where there is a lot of unemployment. We can employ local people to build drill sites at these new modern drill sites.*
>
> *From a purely cost standpoint, it allows you to drill more and test more targets. That combined with the gold price allows you to go deeper if needed… it's more forgiving vs decades ago where you were a small company with a limited budget."*

However, like with any tool, a skilled operator with a proven track record of success is key to producing superior results.

▶ **Durango Gold is guided by an <u>expert team of geologists</u> with distinguished careers.**

Their decades of experience and skill will prove vital to managing costs of this project and keeping it on track.

According to Fernando Berdegue…

> *"We have a combination of new technology and highly experienced operators who really understand how to use it in the best and most cost effective way.*
>
> *Basically we can say 'bigger sample sizes are better'. And thanks to this new technology, we can get larger sample sizes for the same or less cost than the other drilling and less environmental footprint, Less destruction to the landscape.*

With that said, perhaps the biggest advantage this project has? All of the data that's already been collected by the previous owners.

CLAUDIA PROJECT HISTORICAL RESOURCE ESTIMATE



Durango Gold believes that these historical estimates highlight the under-explored character of the Claudia. Durango Gold proposes that focused and systematic exploration of this property has the potential to generate much more significant gold-silver resources and shareholder value.

RESERVE* CATEGORY	TONNES	GRADE		CONTENTS (oz)	
		Ag	Au	Ag	Au
Proven	68.863	205	3.94	453,920	8,724
Probable	56,273	195	3.64	352,837	6,586
Broken	4,920	153	2.80	24,205	443
Total Reserves	130,056	199		830,073	15,753
Potential Resources**	12,420,540	193	3.80	77,079,235	1,517,622

These historical estimates were calculated by Bacis in 1994 and are not current mineral resources in accordance with the CIM Definitions Standards and NI 43-101. A Qualified Person has not done sufficient work to verify these estimates and classify these resources. Accordingly, they should not be relied upon and are provided only for historical completeness.

Durango Gold believes that these historical estimates highlight the under-explored character of the Claudia Project.

And with additional "boots-on-the-ground" direct targeting using proven geologic methods, the team can bring the project areas to a decision point as quickly and efficiently as possible.

CLAUDIA PROJECT FACT SHEET



Claudia project
MINE SHAFT AND MILL SITE

- The Claudia property consists of 36 contiguous mining concessions covering **approximately 6,400 hectares** in the El Papanton Mining District, close to 135km from from the city of Durango.

- Gold-silver mineralization is found in a northwest-southeast trending, 9km long by 4km wide array of veins. **At least 9 small historical mines** of unrecorded and likely small production were operated and abandoned in the early 1990s.

- 40 core holes were drilled between 1994 and 2007.

- Assays of channel samples spanned a range of 0.3g Au/t to 10g Au/t, with silver grades generally in the range of 10Ag/t to 350g Ag/t. The highest grade sample, in the Aguilareña vein, had **31.5g Au/t and 1,159g Ag/t** over a width of 0.7m.

- Durango Gold believes that these historical estimates highlight the under-explored character of the Claudia Project.

- The team proposes that focused and systematic exploration of this property has the potential to generate **much more significant gold-silver resources** and **shareholder value.**

"In the world of modern day profitable underground mining, silver grades need to be above about 100 grams per ton of silver and gold grades above 3 grams per ton of gold.



All the samples in this part of the plot demonstrate that in places those grades are actually there, those are the kind of grades that can make a profitable mine."

– Steve Weiss, Chief Geologist, Durango Gold

DURANGO GOLD

SOLUTION #3:
▶ OFFER THE BEST DEVELOPMENT SOLUTIONS TO OWNERS

Perhaps the single biggest cost saving measure the Durango Gold team has implemented is their unique Cielo Azul Shareholders Agreement with land owners; Durango Gold provides the team, expertise, and working capital in exchange for the rights to explore the property.

Instead of buying the property with cash up front, instead, the company "earns in" to the joint venture as capital is invested into the project.



Figure 4.2 Claudia Project Property Map
(from Tonogold 2018)

This, in turn, provides Cielo Azul with all of

This, in turn, provides Cielo Azul with all of the required concessions… and makes it significantly more affordable to acquire all of the necessary suitability studies and permitting, and advance the project stages quickly and efficiently.





215318

DURANGO GOLD
Project Development Timeline
Permitting
Surface Access
Environmental Permit Application & Community 30-year Agreement
Informe Preventivo Ambiental ("IP") issuance.
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
Project
Data Compilation
Surface Exploration (Mapping, Sampling, interpretation, geophysics & drilling target definition)
10K meter campaign Drilling
Drilling result interpretation & follow-up. New target definition, pivoting. Preparation for more drilling

According to Durango Gold's CEO…

> *"Normally, communities own the land. That's why you have surveys and studies and get permits before you can do anything else.*
>
> *However, because we're doing mapping, survey, sampling… low impact stuff… we don't need any additional permitting until we move to the drilling stage."*

The next step of the process is to do what's called an impact study, which as the name suggests, is to determine the environmental impact the project could have on the local community.

Durango Gold hired Sacramento Corral, phD., the same expert who has done the impact studies for all the other major players in the region. As a result, the team is **very optimistic this should be completed without problems** or unnecessary delays.

Once this step is complete, the Durango Gold team then makes any payments to the community on a per acre basis, which covers the impact of things like cutting down trees…

And then, it's time to start drilling.

Speaking of financing, the other major advantage Durango Gold brings to the table is…



SOLUTION #4: ▶CREATIVE FINANCING

You might not be aware of this, but Durango Gold is the very first junior gold miner to raise equity capital under the Regulation Crowdfunding exemptions outlined in the 2012 JOBS Act, and recently updated March 15th, 2021.

According to Durango Gold management…

> ***The combination of people and pipeline make it already unique, if we manage to make the Reg CF and Reg A+ a successful source of capital in terms of reliability, not only we will be innovating in the mining industry, but we will be giving everyday investors the opportunity to be a part of this potentially lucrative project.***

This source of "friendly capital" is a critical advantage to the success of the project. Instead of having to rely on potentially predatory sources of capital, by inviting the "crowd" into the opportunity, it gives the founders the opportunity to raise capital at favorable terms that give the project a higher chance of success.

And when you look at the strategy holistically, it's perfectly in alignment with the philosophy of what's known as "Shared Value".



SOLUTION #5: ▶SHARED VALUE

"The Ecosystem of Shared Value" was originally introduced to the masses in the October 2016 issue of the Harvard Business Review. The thesis is simple, yet powerful:

> *"If business could stimulate social progress in every region of the globe, poverty, pollution, and disease would decline and corporate profits would rise."*
>
> –Mark Kramer and Marc Pfitzer



Harvard Business Review

As stated several times now, the decision to hire locals and establish a "social license to operate" isn't just a feel good marketing gimmick…

It's the pathway to a more profitable operation that chooses to create value for all participants in the ecosystem.

Shared Value Company Proposition:
To create a network of people and an ecosystem from local communities through education that support the objective of the

company and that will increase the probabilities of exploration success while improving the regional general state of wellbeing.

Now brings the important question: *how do you train the locals to be productive members of the team?*

Treat them like students, not cheap labor.

Apart from establishing a culture for education – and creating a program that will be designed by geology experts – there will be a geology professor assigned to each project in order to teach basic geology and equip local community members with the sufficient knowledge as to perform exploration activities.

The result: People with limited opportunities are receiving quality scientific and technical education while the company is covering extraordinary areas of land.

- **Productivity and reach:** Locals are used to moving in extremely rough terrain and are familiar with the different areas.
- **Empowerment:** Opening doors for people that may want to pursue other opportunities after the experience.
- **Consciousness:** Generating appreciation for science and the mining activity as a form for achieving wellbeing.
- **Reward & sense of belonging:** Generating a healthy competitive atmosphere with upside incentives attached to the discovery.

This innovative approach is what drives many of the innovative – *and cost saving* – measures used by the Durango Gold team in this project.

And Now, For The First Time Ever, You Have The Opportunity To Invest In This Junior Gold Mining Team Who Could...

- Potentially hit the next 'mother lode' of gold...
- Establish a new "world-class deposit" that could last for 100+ years...
- And set the standard for mining deals for a generation to come.

 DURANGO GOLD

The Quest For The Next Golden
"World-Class Deposit"

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INVESTMENT DOCUMENTS, RISKS & DISCLOSURES

Subscription Agreement   Financials   Form C   Amendments

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS & DISCLOSURES

COMPANY INFORMATION & FAQ'S

▶ **PEOPLE**



FERNANDO BERDEGUÉ – Chairman & CEO

Fernando Berdegué has extensive experience in the mining sector. He recently played in a vital role in acquiring and exploring the historic Comstock Lode property in Nevada. Prior to this, he was the founder of the DSPC private equity fund in South Africa. Fernando is also co-founder of Blue Marlin Capital, a venture capital entity focused on the natural resources space.

He holds a degree in Finance with a specialization in corporate law (ITESM), and a Masters in Management (IE Business School), and holds certificates in mining studies (UBC) and advanced corporate finance (LSE).



STEVE WEISS PhD CPG – Chief Geologist

Steve has worked as a minerals exploration geologist in the mining industry since 1979, serving in roles from generative to senior project management, and has enjoyed much success in Mexico. In 2003, working with **Glamis Gold**, Steve led exploration at the El Sauzal gold mine and in the surrounding Sierra Madre Occidental.

He then worked for **Goldcorp as Mexico Exploration Manager**, and led the team that more than <u>doubled the mineral resources</u> at the Camino Rojo deposit.

Since departing Goldcorp in 2013, Steve has provided independent exploration consulting services for companies with projects in the US and Mexico.



JAMES STONEHOUSE – COO

James Stonehouse is a geologist with comprehensive experience in the exploration and development of gold and silver mines. His career spans forty-five years, twenty of them at the level of Vice President.

He has led exploration teams with track records of discovery and value creation in both greenfield and brownfield environments, working for companies including **Bunker Hill Mining Corp (TSX:BNKR)** and **Americas Gold and Silver Corp (NYSE:USAS)**.

In these roles he has a long track record of successful project management, successfully directing simultaneous operations across the continent, including Latin America.

Holds both a BA and an MA in Geology from Dartmouth College, New Hampshire.



GUSTAVO MASON – Executive Director for Business Development

Mr. Mazon is acting CEO for the Mazon family group. He is an experienced executive and successful entrepreneur with a strong focus in growth. He is an expert in good management practices, control implementation and corporate governance. He has had exposure in a wide variety of industries and engaged in large scale infrastructure projects; from energy to agriculture, real estate and mining.

He is **Co-Founder in Tonogold Resources** and **Chairman of the Board for Ranchero Gold**. He also acts as executive director for business development at Minera Puma, a private mining prospector owned by the Mazon family group.



SEAN ZUBICK – Non-Executive Director

From 2013 to 2020, Mr. Zubick grew a $1M personal investment portfolio into **one of Canada's leading resource focused merchant banks**, Palisade Global Investments.

He is also the **co-founder** and **principal investor** of **New Found Gold Corp TSXV:NFG)**: A rocket ship that's gone from a standing stop to a <u>$1b market cap</u> in under five years. The company specializes in initial geological theory and staking through to discovery (intersecting at 19m of 92.86 g/t au).



CRAIG AURINGER

Craig Auringer is a venture capitalist of over two decades of experience, and a founding partner at London-based investment firm **Bonsai Capital Ltd.**

As a corporate development consultant both independently and with Bonsai Capital, Craig has worked across a wide variety of sectors such as mining, oil and gas in Canada, the US and Mexico. His familiarity with the domestic mining market in Mexico will be a huge asset to Durango Gold.

Craig has also worked in the health and biotech sectors, focusing his efforts on funding and advising companies searching for treatments for cancer and Alzheimer's. Over his career, he has helped raise more than $150 million for these businesses in both public and private markets.



RON BAUER – Director

Ron Bauer is a Venture Capitalist and Principal Investor with over 20 years' experience, focusing on the natural resources and life sciences sectors.

Ron was the co-founder of Turkana Energy, which merged with **Africa Oil (TSX:AOI)** in July 2009. Africa Oil grew to become one of Canada's most successful oil and gas exploration companies after discovering one of Africa's largest oil sources this century. Africa Oil grew to a market cap of <u>more than $3 billion</u> at its peak, having raised over $1 billion of equity to develop the project on Turkana's concession.

He has been a principal and founding investor in many publicly-listed biotech companies that include **180 Life Sciences** (NASDAQ: ATNF), **Hemogenyx Pharmaceuticals** (LSE: HEMO), and **Cognetivity Neurosciences** (CSE: CGN).

Ron holds an MBA from the University of Cambridge and is currently enrolled in a Doctorate of Business Administration program at Durham University.



CHARLES FUNK – Technical Advisor / Advisory Board

Mr. Funk has over 14 years of industry experience for major and junior mining and companies including Newcrest Mining and Evrim Resources. Charles is a geologist specializing in business development for gold, silver and copper projects from early stage to production. Charles has led or supported multiple deposit discoveries in Mexico and Australia and contributed to over $60 million dollars in capital raisings. Charles serves as CEO of Heliostar Metals and VP exploration at Viszla Resources. His most notable recent success has been at the Panuco Project in Mexico optioned to Silverstone Resources.



ALFREDO M. KOFMAN

Fred Kofman is an executive coach and advisor on leadership and culture. PhD. in Economics from the University of California, Berkeley. He is founder and president of the Conscious Business Center.

Fred founded his global consulting company, Axialent, which delivered leadership programs to more than 15,000 executives around the world. In 2018, Fred accepted a position as Vice President at Google in charge of advising the CEO's office on leadership and culture. And during the same year he partnered with Tecnológico de Monterrey to create the Center of Conscious Leadership. Previously, he was Vice President of executive development at LinkedIn. Fred is the author of the trilogy Metamanagement (2001), Conscious Business (2006) and The Meaning Revolution (2018).

» **Does the management team have a history of exploration success or making discoveries?**

The Comstock Lode was thought to be finished and **Fernando and the other founding partners of Tonogold managed to do a regional consolidation of the district**, taking the major operator out on a creeping takeover for their land package and processing plant all based on an economic theory.

A multidisciplinary approach was utilized where Fernando proposed the utilization of a Historian, Greg Crouch, the Author of the Bonanza King to help developing drilling targets along the Historic Comstock Lode. Today, there is a 30,000 meter program active in the district that has been discovering new structures and resources.

Steve was instrumental in the development of El Sauzal just after discovery was made when at Glamis and then they were taken over by Gold Corp, at that time already a major producer. **Steve then was in charge of developing Camino Rojo and DOUBLED its resources**.

James expertise is in developing mines in old districts, most notoriously in the case of **San Rafael at the Nuestra Señora** and **Guadalupe de reyes Cosala district** and Tomy with **Bolivar Goldfields** in Venezuela.

James has been involved in 7 different new mine developments.

Denis LaViolette discovered the Queensway deposit in 2020 and is probably the greatest discovery of the decade in Canada. He leveraged his target on Gold Spot´s machine learning which he created with a team of scientists.

» **Have they brought an exploration project into production before?**

Yes.

» **Have they been a part of a company that was bought-out, acquired, or joint-ventured with a major?**

Yes, Glamis with Gold Corp and James was part of the Gran Colombia group with Bolivar Goldfields.

» **Why is this management team the right people to run the company?**

The management team is formed by a group of successful professionals with

proven track records in the mining space.

The combination of these individuals provides the company a strong exploration expertise for discovery and resources development all the way to feasibility, operations and a strong presence in Mexico.

The team is multigenerational, combining young and energetic entrepreneurs already with great achievements under their belts together with well seasoned experts that have decades of experience providing solutions for mining projects.

▶ PURPOSE

›› Who are you (and why does your company exist?)

We are the precious metal exploration company with the best presence in Mexico and we will to take advantage of that by leveraging on our culture, network and property pipeline in order to get the best commercial terms that allows us to position the company at an advantageous position towards discovering the next lecagy mine of Mexico and developing resources in the process to increase shareholder value organically and protect it with a solid rising floor.

Our pipeline is formed by properties that have not been exposed to the public markets and all have been underexplored and mismanaged.

›› What is the company's "Big Hairy Audacious Goal"?

Our primary goal is to discover a "world-class deposit"– a discovery that would be so substantial, we create a dominant company for decades to come

›› How do you plan on achieving this goal?

We have a **fantastic team of industry veterans** who know this business well, know the right people in Mexico, and have a proven track record of success.

We plan on leveraging our culture, network and property pipeline in order to get the best commercial terms that allows us to position the company at an **advantageous position towards discovering the next legacy mine of Mexico** and developing resources in the process to increase shareholder value organically and protect it with a solid rising floor.

›› What are your major milestones & objectives for the next 12 months??

- Establish solid drilling targets by Q2 2021 and commence drilling at the Claudia project.

- Make a discovery in the property that confirms the lateral extension of currently known mineralization in the order of miles and vertical extension in the order of hundreds of feet.

- To make a discovery in the property of a wider type mineralization such as stockworks that allows bulk mining.

- That an extremely successful first drilling campaign allows ramping up drilling operations immediately and so we do not have to space the two year drilling plan into two different campaigns.

- To have a mineral base projection in the order of millions of tons at economic grades to start estimating resources in Q4 2021 at the Claudia project.

- To be in a position to close neighboring assets of interest that may generate synergies with Claudia.

›› Describe the culture of the business?

Our "Shared Values" philosophy is at the core of our business. It not only gives us a competitive advantage, but it's the right way to do business.

Instead of thoughtlessly extracting resources with no care for the environment… we choose to create a network of people and an ecosystem from local communities through education that support the objective of the company… and that will increase the probabilities of exploration success while improving the regional general state of wellbeing.

We add value to the environment in order to extract a greater shareholder value.

Ready To Invest In Durango Gold?



GET STARTED NOW!

▶ PARTNERS

›› Are you partnered with any other juniors or majors?

Not at this time.

›› Do you have any important relationships that will help expedite company progress?

Yes. To the highest level if needed.

▶ PROPERTIES

›› What are the property lease obligations? What happens if the company misses a payment?

a payment?

On February 9, 2021, Durango entered into an agreement (the "Cielo Azul Shareholders Agreement") between it and the shareholders of Cielo Azul Resources, S.A. de C.V. ("Cielo Azul").

Pursuant to the Cielo Azul Shareholders Agreement, Silverstone Resources, S.A. de C.V. ("Silverstone") agreed to contribute 32 mining concessions relating to the Claudia project to Cielo Azul. The Claudia property consists of 36 contiguous mining concessions covering approximately 6,400 hectares, or about 14,000 acres in the El Papanton Mining District, close to 135km from the city of Durango.

On April 9, 2021, Silverstone transferred the mining concessions to Cielo Azul and Cielo such that Cielo Azul now owns 32 concessions in the Claudia project. Durango Gold has agreed to contribute a total of $7 million to Cielo Azul in exchange for a 45% equity interest in Cielo Azul. We must make this contribution on or before February 9, 2023 (within two years of the effective date of the Cielo Azul Shareholders Agreement); provided, however, that we must contribute (1) $1 million by June 8, 2021 (within 60 days following Silverstone's contribution of the aforementioned mining concessions), (2) $4 million on or before February 8, 2022 (during the first 12 months of the term of the Cielo Azul Shareholders Agreement), and (3) $2 million on or before February 9, 2023 (within two years of the effective date of the Cielo Azul Shareholders Agreement). Notwithstanding the foregoing, the minimum amount that we must contribute to Cielo Azul under the Cielo Azul Shareholders Agreement is $5 million. If we do not satisfy this minimum contribution on or before February 8, 2022, we will receive a pro rata portion of the equity in Cielo Azul, but would be in breach of contract and could lose our entire investment in the Claudia Project and Cielo Azul. Although we will ultimately own only 45% of Cielo Azul, the Cielo Azul Shareholders Agreement provides our company with the right, after we contribute $7 million, to appoint members to the board of directors and gives our Chief Executive Officer, Fernando Berdegué de Cima, the right to control the operation of Cielo Azul and the Claudia Project.

The Cielo Azul Shareholders Agreement also gives Silverstone the exclusive right to exploit 130,000 tons of minerals located in the Tiro Agulareña area of the Claudia Project.

❱❱ What concessions does your company currently control?

As of today, we have not obtained the full ownership of any concessions. We have a right to purchase them as discussed in the above section.

The Claudia property consists of 36 mining concessions that total 6,435.4 hectares and are registered with the Mexican mining authority, the Direccíon General de Minas ("DGM"). The total area of the property is 6,437 hectares. Details of the individual concession names, title numbers, claim area and expiration dates are listed in Appendix A as extracted from the January 18, 2018 title opinion by Sr. Rafael Cereceres Ronquillo and information from Tonogold dated August 20, 2018



Figure 4.2 Claudia Project Property Map
(Durango Gold, 2021)

❱❱ Where is the company located and what is the mining district?



The holding company "Durango Gold Corp" is registered as a Nevada corporation in the US; the country headquarters has been established in Mazatlan (Int. Airport and connectivity) 5 hours drive from the project and with an onsite camp that will be built starting March. Geos will be renting accommodation nearby the project until then (one month).

The city of Santiago Papasquiaro in the state of Durango is a very well known and established mining community. From there, there is access to the Papanton Mining district where the Claudia property is, Topia, Tepehuanes and San Miguel del Cantil 135km further east. Promontorio is another district south east about 90km.

❱❱ Who are the nearby players? How far away are they?

Fresnillo at La Cienega Mine whom is a subsidiary of Peñoles (Mexican precious metals major), Great Panther at Topia mine, La Sorpresa mine from IMSL (private), Telson Resources, First Majestic with San Dimas (Tayoltita mine), Chesapeake with Metates, etc.

❱❱ What deposits have been discovered nearby? How big are they?

All of the above, its elephant country, there is potential for further discoveries of world-class deposits (major scale).

❱❱ Are any nearby mines currently in production?

Yes, the Cienega, Topia and Bacis.

» What is the historical regional production?

In the other of Millions of gold and Silver ounces plus Millions of Lead and Zinc pounds. Topia and la Cienega are polymetallic mines.

» What are extraction costs per ounce in the region?

This question does not have a straightforward answer because as we know every deposit is unique in every way; geometry, grades, mineralization, location, tonnage, etc.

We have identified that a producer at the high cost percentile (worst case scenario) running an 800 tpd agitated leach plant with a cut and fill mining operation on narrow veins (1m width) has **an All-in-sustaining-cost (AISC) per ounce of about $1100**.

FYI- This particular producer had to stop production in 2019 (not named in the producers list) because of their marginal operation. With this price, they will be back on track sooner than later. **Low case may be something around $850 AISC** but it's relative.

▶ PROJECT

» What is the name of the project?

The Claudia Project

» What is the size of your property? Are the claims contiguous?

6,400 hectares or about 14,000 acres, yes they are contiguous (claim block map attached).

» Does it have power/water/road access?

Yes, it has good access with a road crossing through the north portion of the property, access to water and power runs through the road all the way to Topia.

» What stage is the project? (grassroots with only sampling and little-to-no drilling, early-stage with minimal drilling <5,000 meters, advanced with extensive drilling completed, pre-production, in-production)

Early-stage with a little over 6,000 meters. The challenge has been the quality of the data and access to all of the data because of poor data management practices from previous owners. Data review is still work in progress to see If we can get new information from surface sampling assays and improve the drilling tables.

» Does the project have any historical exploration or production?

Yes, there is a plant site built in the 80s for a small-scale operation of which we don't know much about.

In the 90s Bacis (Mexican private small-scale mining company) sank a 90m vertical shaft and developed 3 levels for a total of about 3,000 mts north and south.

Channel sampling was conducted on mineralization on three levels and we have some of the results. Some of the drilling data we have as well.

======

Exploration History Pre-1991

The Claudia property includes nearly all of the historic El Papantón mining district (Figure 6.1), where at least nine small mines of un-recorded and likely small production were operated and abandoned prior to the early 1990s. It is not known when mining began in the district, but for some time between about 1900 and the 1960s the mines of the district were owned by José Ramón Valdes (Luevano et al., 2002).

Figure 6.1 Historic Mines and Prospects of the El Papantón Mining District
(from Luevano Pinedo et al., 2002)


EXPLICACION
To Ig
IGNIMBRITA
To BvR-TR
BRECHA VOLCANICA RIOLITICA-TOBA RIOLITICA
To A BvA
ANDESITA-BRECHA VOLCANICA ANDESITA
To PD
PORFIDO DIORITICO
ALTERACION
CONTACTO GEOLOGICO
FALLA NORMAL
FALLA NORMAL INFERIDA
ESTRUCTURA MINERALIZADA
PROSPECTO CON ESTRUCTURA MINERALIZADA
MINA ABANDONADA
PLANTA DE BENEFICIO
0
1
2 km
ESCALA GRAFICA
DISTRITO MINERO
EL PAPANTON

1991 – 2003 Exploration by Compania Minera Bacis

In 1991, Compania Minera Bacis, S.A. de C.V. ("Bacis") optioned the Claudia property. Bacis drilled 33 diamond-core holes for a total of 3,126.70m in 1994, testing the Aguilareña – Tres Reyes vein system (16 holes), the Guadalupana vein near Mina Vieja (6 holes), and the area of the Providencia mine (5 holes), but data for some holes has been lost (Christopher, 2005).

Bacis acquired the property after the drilling and, in 1994, completed 3,057m of drifts, raises, and the 94m Aguilareña shaft (Christopher, 2005). Drilling carried out by Bacis is summarized in Section 10.0.

2004 – 2007 Capstone and Silverstone Exploration

Capstone Mining Corp. ("Capstone") optioned the Claudia property from Bacis in January of 2004. The property ownership was transferred from Bacis to Silverstone S.A. de C.V., a Mexican subsidiary of Capstone, under the terms of a restated option agreement dated November 30, 2005.

Capstone and then Silverstone carried out surface mapping and sampling between 2004 and 2007. The surface traces of portions of the major veins of the property were delineated and sampled, including veins in the El Cristo area and the Lizeth area. According to Christopher (2005), 757 rock samples were collected by Capstone geologists during May through October of 2004 and analyzed by ALS Chemex, but the sample data is not available or has been lost.

A map of the central 1/3rd of the property, dated 2007, a sketch map of the Lizeth area, and a sketch map of the Aguilareña area comprise the only surface geologic data recovered from the historical exploration as of the date of this report.

Silverstone drilled 10 core holes in 2007 in the Aguilareña area for a total of 1,945m. Silverstone's drilling results are summarized in Section 10.0. MDA has no records of any further work conducted on the property by Silverstone following completion of the 2007 drilling.

In June 2009 Silverstone was purchased by Silver Wheaton Corp.

Late in 2009, Silver Wheaton sold Silverstone to a group of private Mexican investors.

MDA is not aware of any work done on the Claudia property from 2009 through 2017 and infers the property was idle. Ownership of 32 of the claims was retained by Silverstone.

====

Up until now, very little of the exploration work was focused on those spots. Most of the work was done under the old artisanal spots.

The first main phase of exploration took place in 1991 by Minera Basis, a cashflow focused operation that went to the old shaft, deepened it to 94m and started underground sampling they could put into production immediately.

They didn't take the time to explore and test the wider zones of possibilities. They focused on the old workings.

They tried to develop a vein 300-400m very close to the surface. We are looking for something that is 1000m long and extends down 300-400m and has an average width of 3m.

If we can find something like that with a grade of 10g/ton, we are looking at something that could contain on the order of 700-800,000 oz of gold and maybe 7m ounces of silver.

The drilling that was done there already shows there are minerals in the small area.

We're going to expand the drilling to step out and extend the gold/silver from the small area to the big area.

One of the things we don't know is what shape the line is.

What we have to do on the ground is figure out which direction the line is.

This involves making maps, taking samples at the surface, and finding out where it gets hotter and cooler in terms of gold/sliver values.

If this discovery exists, there is no guarantee it's there. We have clues from the old work that it's there, but it's speculative.

We're going to drill a bunch of holes and it will cost a bunch of money. It might work, it might not.

» Is there a technical report or other reserve estimate completed? If yes, what does it say?

In 2021 Durango Gold completed a technical report on the Claudia Project which showed the following historic resource estimate:

CLAUDIA PROJECT HISTORICAL RESOURCE ESTIMATE

Durango Gold believes that these historical estimates highlight the under-explored character of the Claudia. Durango Gold proposes that focused and systematic exploration of this property has the potential to generate much more significant gold-silver resources and shareholder value.

RESERVE* CATEGORY	TONNES	GRADE		CONTENTS (oz)	
		Ag	Au	Ag	Au
Proven	68.863	205	3.94	453,920	8,724
Probable	56.273	195	3.64	352,837	6,586
Broken	4.920	153	2.80	24,205	443
Total Reserves	130.056	199		830,073	15,753
Potential Resources**	12,420,540	193	3.80	77,079,235	1,517,622

These historical estimates were calculated by Bacis in 1994 and are not current mineral resources in accordance with the CIM Definitions Standards and NI 43-101. A Qualified Person has not done sufficient work to verify these estimates and classify these resources. Accordingly, they should not be relied upon and are provided only for historical completeness.

» What are exploration plans for the next 12 months? (give detailed response with estimated budget and timelines)

Fed-April: Mapping, systematic sampling and target definition.

- May or June until Sept: Drilling 10,000 meters (30,000+ feet).
- Sept-Dec: Interpretation or follow-up drilling based on results.
- **Budget: $3.5M**

» What is the projected breakeven price per ounce of the project? (i.e. if gold prices fall below $1,500...$1,200... $1,000 will the project still be economical?)

This is not a question that can be answered at this moment but based on current information, we expect to be at a lower AISC than the example we are referring to ($1,100 cost). We are seeing higher grades and wider zones. But again, it's too early to establish this.

» Are other nearby parcels of land available to accumulate?

Yes, there is potential for a regional consolidation.

Yes, there is potential for a regional consolidation.

» Describe the veins you are exploring...

Figure 7.4 Map of Gold-Silver Veins, Central Part of Claudia Property
(compiled from Luevano et al., 2003, and undated Silverstone vein map)


PICACHOS
ToBvR-TR
ToA-BvA
N
0
1,000
meters

Note: blue lines are limit of Claudia property concessions. Long red dashes show veins from Silverstone map; short red dashes based on Luevano Pinedo et al. (2003), dotted where inferred. Solid red outlines are 3rd-party claims. Half-filled square marks the Aguilareña shaft, shovel symbol marks the Tres Reyes dump. Black grid lines at 5km

The veins consist mainly of finely-banded, crustiform to cockade textured and locally drusy, clear to light grey quartz, with small amounts of calcite and minor chlorite in places.

Zones of silicified and vein-cemented, brecciated wall-rocks ± fragments of earlier-formed quartz vein material are present within and/or as borders to the veins in places.

Textures characteristic of bladed calcite replaced by quartz, and quartz-after-calcite boxwork textures, are locally present in the veins.

Much of the quartz is very fine-grained but varies to medium-grained and comb-textured locally.

Petrographic studies indicate the veins, where unoxidized and mineralized, contain small quantities of pyrite ± lesser amounts of native gold, electrum, sphalerite, argentite, native silver, galena, and chalcopyrite (Luevano Pinedo et al., 2002 and references cited therein).

Figure 7.5 Vein Names Detail, Central Claudia Project


445,000E
2,775,000N
El Cristo
MEXICO
Mark Twain
Aguilareña
Guadalupana
La Concepcion
Aguilareña shaft
Margaritas
Tres Reyes
Tres Reyes waste dump
Santa Laura
Santiaguera
N
0
1,000
meters
Mina Vieja
Mina de Oro

Note: Dark blue lines show limit of Claudia property concessions. Long red dashes show veins from Silverstone map; short red dashes based on Luevano Pinedo et al. (2003), dotted where inferred. Red arrows show direction of vein dip. Solid red outlines are 3rd-party claims. Hachured lines are unpaved roads; UTM NAD27 projection; 100m contours.

» What are the deposit types?

Presently known gold-silver mineralization in the Claudia project is located in dominantly quartz-filled veins with geological, textural, and mineralogical characteristics typical of the low-sulfidation class of volcanic-rock hosted, epithermal gold-silver deposits.

At Claudia these include fault-controlled fissure veins, vein-breccias, sheeted veins, and stockworks.

Limited fluid-inclusion homogenization temperatures of 195°C to 204°C presented by Luevano Pinedo et al. (2002) are consistent with vein formation within the range of temperatures attributed to low-sulfidation epithermal deposits.

Based upon the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the Claudia project is best interpreted in the context of the volcanic-hosted, low- sulfidation type of epithermal model.

This model was first developed by Lindgren (1900) based on his first-hand studies of the veins and altered wallrocks in the mines of the De Lamar Silver City district in southwestern Idaho.

The epithermal deposit model was first developed by Lindgren (1900) based on his first-hand studies of the veins and altered wallrocks in the mines of the De Lamar Silver City district in southwestern Idaho.
Since then, the model has been expanded and refined to encompass a great variety of mineral deposits worldwide (Simmons et al. 2005).

Epithermal deposits are important sources of gold and silver that form at <1.5km depth and <300°C in high-temperature, mainly subaerial hydrothermal systems.

Such systems commonly develop in association with calc-alkalic to alkalic

magmatism. Precious metal mineralization develops in zones of high paleo permeability. Veins with steep dips are common and these tend to host high-grade mineralization (Simmons et al., 2005).

MDA believes that the volcanic-hosted, low-sulfidation type of epithermal model is the proper geological model to apply for exploring within the Claudia project area.

›› Has there been any drilling yet?

All of the drilling summarized in this section was completed by historical operators during 1994 and 2007.

The information presented in this section of the report is derived from multiple sources, as cited. The author has reviewed this information and believes this summary accurately represents drilling done at the Claudia project.

Maps and other records indicate a total of 6,293m have been drilled in 40 diamond-core holes as summarized in Table 10.1. According to Christopher (2005), Bacis drilled 33 core holes, but presently available records account for only 30 holes drilled (Table 10.1).

Table 10.1 Summary of Claudia Project Drilling

Company	Year	Area	Core Holes	Meters
Bacis	1994	Aguilareña	11	2,038
	1994	Guadalupana	8	752
	1994	La Providencia	5	529
	1994	Mina Vieja	2	340
	1994	Tres Reyes	4	688
Bacis Total			*30*	*4,347*
Silverstone	2007	Aguilareña	6	1,598
	2007	Tres Reyes	4	348
Silverstone Total			*10*	*1,946*
Project Total			*40*	*6,293*

MDA has constructed a drilling database with the information provided. Assays were found in electronic files for all 10 of the Silverstone drill holes. There are no records of the Bacis drilling assays with down-hole depths and sample numbers that MDA is aware of.

Records of at least some of the Bacis drilling assays were found on a copy of a one-page print-out with hole numbers, collar information, and interval lengths with gold and silver values, but interval depths are missing from all but three of the 30 holes. For the 27 holes missing interval depths, it is not known if the listed assays represent a single sample from a single interval, or averages of multiple samples taken from multiple intervals.

Similar information appears as annotations next to the Bacis hole traces on Silverstone plan maps and on longitudinal sections in Christopher (2005), but the down-hole depths of the noted intervals are not shown. Therefore, the MDA database contains only the 10 holes drilled by Silverstone, for which sample and assay data is available.

► PROFITS

›› How much cash is needed to fund the next 24 months worth of exploration? Will the company have to raise more funds to meet its 24-month goals? How does it plan on doing that?

Minimum $7M USD, but in case there are regional consolidation opportunities or successful drill results, we will want to ramp up. The F&F seed round, the Reg CF and the Reg A +.

›› What is the company's current burn rate?

$17K Month. It will scale up based on budget. CEO and Chief Geologist are not taking cash salaries.

›› What are management & director salaries?

$15K for COO at the moment. The rest is all stock.

›› Does management have a history of being able to raise funds if needed?

Yes, a very successful one.

›› How much have the Founders invested in the company?

The founders, directors, and employees, inclusive of friends and family, have invested --$717,000.

›› Any institutional investors?

No, just people that represent institutions and institutional investment.

›› What should an investor expect in return for their investment?

We are targeting a **3-10X return** from this current round's valuation.

›› How do you plan to grow the value of their investment in the next 12 months? What will be the catalyst?

Confirmation drill holes on old workings, Exploration success on new drill targets and including another project.

›› What is the exit strategy?

The plan is to take the company public within the next 12 months.

List The Top Seven Reasons Why Someone Would Want To Invest In Your Company:

1 A multigenerational team of people with great track records and values.

2 The project holds all the characteristics of a great exploration asset that could become a commercial operation.

3 Very strong presence in Mexico

4 Unique project pipeline to expand

5 A company DNA for innovation with the mindset for using technologies such as Gold Spot Discovery Machine Learning and test exploration ideas (Think out of the box) that will increase the probabilities of making the discovery.

6 The company is also committed to expand on its Shared Value strategy which focuses on adding value to the environment in order to increase profitability. In this case, in the form of better exploration, resource development and social licensing.

7 We will be cost efficient all the way and invest most of the money into the ground for shareholder value.

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EXHIBIT C
Subscription Agreement

DURANGO GOLD CORP.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
DURANGO GOLD CORP.
1 East Liberty Street, Suite 600
Reno, NV 89501

Ladies and Gentlemen:

     1.   <u>Background</u>. The undersigned understands that Durango Gold Corp., a Nevada corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated May 13, 2021, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 3,125,000 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $1.60 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $25,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**").   If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through Equifund Crowd Funding Portal, Inc. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering and Common Stock that is equal to 7% of the total shares of Common Stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at <u>www.equifund.com</u>.

     2.   <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   Closing Conditions.   The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf

of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

DURANGO GOLD CORP.

By:_____

Name:_____Fernando Berdegué_____

Title:_____Chief Executive Officer and President_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By:_____   By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D
Investor Deck



DURANGO GOLD

EXPLORING FOR THE NEXT WORLD-CLASS DEPOSIT
IN THE SIERRA MADRE OCCIDENTAL

CORPORATE PRESENTATION

APRIL 2021

DISCLAIMER

Forward-Looking Statements

Statements included within this presentation that are not historical in nature constitute forward-looking statements within the meaning of applicable securities laws, which may include management's expectations regarding the Company's future growth, results from operations, performance and business prospects, and future business plans and opportunities. When used, words such as "predicts", "projects", "targets", "plans", "expects", "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative or grammatical variation thereof, or other variations thereof, or comparable terminology, as they relate to any company or its management, have been used to identify forward-looking statements. Each company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Further management discussion of risks and uncertainties can be found in each company's quarterly and other periodic filings.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This presentation has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. Unless otherwise indicated, all resource and reserve estimates included in this presentation have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained in this presentation may not be comparable to similar information disclosed by US companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under US standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by US standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. US investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for disclosure of "reserves" are also not the same as those of the SEC, and reserves disclosed by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits contained in this presentation may not be comparable with information made public by companies that report in accordance with US standards.

General Disclaimer

This presentation is not intended as a solicitation or offering of securities in any jurisdiction and the information contained herein in no way should be construed or interpreted as such. No securities commission or other regulatory authority in the United States, Canada or any other country or jurisdiction has in any way passed upon this information and no representation or warranty is made by Durango Gold Corp to that effect. The information in this presentation is not intended to modify, qualify, supplement or amend information disclosed under corporate and securities legislation of any jurisdiction applicable to Durango Gold Corp and should not be used for the purpose of making investment decisions concerning Durango Gold Corp securities. Durango Gold Corp has taken all reasonable care in producing and publishing information contained in this presentation. Material in this presentation may still contain technical or other inaccuracies, omissions, or typographical errors, for which Durango Gold Corp assumes no responsibility. Durango Gold Corp does not warrant or make any representations regarding the use, validity, accuracy, completeness, or reliability of any claims, statements, or information in this presentation. The information in this presentation is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise, any of the information contained in this presentation, except for your own personal use unless you have obtained our express permission.

ABOUT DURANGO

"Only 2% of all the known gold deposits in the world are 10 million ounces or more. So we need to find a world class deposit every year just to sustain ourselves."

– Dr. Stephen Enders, former SVP Exploration, Newmont[1]



Durango Gold was created with one purpose in mind: to find the next world-class gold and silver deposit in Mexico.

Based in a region with one of the richest histories of precious metal discoveries in the country, Durango Gold holds highly promising ground in the Sierra Madre Occidental, and anticipates two more properties of significant value to be added to the portfolio in the short term.

The company is guided by an expert team of geologists with distinguished careers who will help Durango Gold proceed along modern and technological lines to gain maximum value from the landscape.

[1]"Going for Gold: The History of Newmont Mining Corporation" by Jack H. Morris.

EXECUTIVE SUMMARY



HIGH-QUALITY PORTFOLIO AND TEAM

o Areas of interest held by the company have never been exposed to capital markets

o Former Goldcorp technical team with strong experience targeting epithermal deposits in Mexico



STRONG CORPORATE STRUCTURE

o The company is fully owned and controlled by its management



SHARED VALUE

o Durango Gold will employ local human capital wherever possible, providing training and equipment

o This will positively impact local communities, and permit wider exploration

CORPORATE STRATEGY

 **Know the territory**: Identify dormant, unnoticed or unexplored highly prospective ground by leveraging our unmatchable local knowledge and network.

 **Innovative Exploration:** Ideas based on field information and theory, using historical data to go to extents others will not.

 **Offer best development solutions to owners**: Properties secured under favorable terms. Joint venture agreements committing money to the ground rather than the owners' pockets.

 **Creative Financing:** An innovative structure that provides capital in good time to yield the best results.

 **Shared Value:** We add value to the environment in order to extract a greater shareholder value.

CLAUDIA PROJECT– DURANGO

The company is starting operations with its Claudia Project in the State of Durango in the Sierra Madre, home to some of the most productive mines in Mexico. The Claudia project hosts a low-sulfidation epithermal system.

The Claudia Project, a joint venture between Durango Gold and Silverstone Resources, a local precious metal trader, is located 135km north of the city of Durango.

Historical drilling in the veins and underground exploration have yielded promising results. Boots-on-the-ground direct targeting using proven geologic methods will bring the project areas to a decision point as quickly and efficiently as possible.



Overview

Area: 6,400 Hectares (15,500 acres)

Veins Array: 9 km long by 4 km wide.

Claudia Project

DESTIERRO PROJECT- SONORA

Additionally, the company has secured the El Destierro Project in the State of Sonora in the coastal desert plains, also home to some of the most productive gold mines in Mexico such as La Herradura owned by Fresnillo.

The Destierro Project is located 160km north-west of the city of Hermosillo. This project is also a low-sulfidation epithermal system.

Two different exploratory drilling programs on the exposed vein-sheeted vein-stockwork have been successful and yielded good results. Boots-on-the-ground using proven geologic methods will be able to confirm the follow-up drill targets as quickly and efficiently as possible.



Overview

Area: 485 Hectares (1,200 acres).

Veins Array: 1.8 km long.

MEXICO MINING LANDSCAPE

Mexico's centuries-old mining industry is an important part of the economy, promising extensive existing infrastructure to new companies.



Total production was
$12.7 BILLION USD
in 2019



Precious metals comprise
86%
of total production



Mexico ranks
4th
globally for foreign investments in mining



Industry supports
2 MILLION JOBS
directly and indirectly



Source: https://www.trade.gov/knowledge-product/mexico-m-mining-and-minerals

San Diego
Tijuana
Phoenix
Tucson
El Paso
Fort Worth
Dallas
Austin
San Antonio
Houston
TEXAS
CHIHUAHUA
COAHUILA
NUEVO LEON
Monterrey
Hermosillo
SINALOA
TAMAULIPAS
Mexico
Guadalajara
Mexico City
PUEBLA
VERACRUZ
TABASCO
CHIAPAS
Guatemala

Map displaying extent of mining operations in Mexico as of 2020

Source: https://www.mexicominingcenter.com/gis/main.php#

GLOBAL GOLD EXPLORATION

 **$9.8 BILLION USD**
Total world
exploration budget

 **52%**
of that budget
targets gold

Sources: S&P Global Market Intelligence, PDAC Special Edition: World Exploration Trends 2019 *March 2020;* S&P Global Market Intelligence, as of Sept. 25, 2020



Source: https://www.macrotrends.net/1333/historical-gold-prices-100-year-chart



Top 20 country budget changes YOY in 2019

Data as of Jan. 15, 2020.   Source: S&P Global Market Intelligence

The price of gold has continued to climb over the last two years, and now lies at nearly $2,000 USD / oz

Mexico's exploration budget has fallen due to strained relations with the US, which is now set to change and improve

SILVER & CLEAN ENERGY

Mexico is the world's top silver producer with 6,300 metric tons produced in 2019.[1]



Silver demand by category[3]

"In terms of silver (Ag), which is essential for our global transition towards the use of clean energy, a world-class deposit would need to be in the order of magnitude of 700M oz Ag.

This enormous amount of silver would add approximately 3.3% to the global silver reserves (≅ 20 Billion Oz). In terms of production, it would mean adding 70% of one year of the total global production (≅ 1 Billion Oz) or meeting the demand for 7 years of the solar panel fabrication at today's rate, or 10 years of the EV demand at today´s rate. Of course, the demand for silver is growing exponentially and silver discoveries are critical. Silver is found along with gold in important quantities in the Sierra Madre Occidental epithermal deposits."[2]

Source: [1] https://www.trade.gov/knowledge-product/mexico-m-mining-and-minerals

Source: [2] https://sprott.com/insights/silvers-clean-energy-future/

Source: [3] GFMS Definitive, Metals Focus, The Silver Institute, UBS. Data as of January 2020.

CREATING SHARED VALUE

Corporate shared value (CSV), first introduced in 2011, is the new way forward for company strategy.

CSV is not philanthropy; rather than a section of the budget, the **entire company** is aligned to goals of improving the local cluster of ancillary industries supporting the mine. In the end, this increases productivity and value for everyone.

"Companies must take the lead in bringing business and society back together"

Michael E. Porter, *Harvard Business Review* (Jan-Feb 2011)

Differences With Corporate Social Responsibility (CSR)

CSR places social issues at the periphery of company strategy, seeing them as incompatible with profit. CSR also:



Reacts to external pressure rather than internal strategy



Focuses on maximizing short-term profits instead of long-term productivity



Sees societal improvement as a 'necessary expense' to improve reputation

CLAUDIA PROJECT OVERVIEW

01 The Claudia property consists of 36 contiguous mining concessions covering approximately 6,400 hectares in the El Papanton Mining District, close to 135km from the city of Durango.

02 Gold-silver mineralization is found in a northwest-southeast trending, 9km long by 4km wide array of veins. At least 9 small historical mines of unrecorded and likely small production were operated and abandoned in the early 1990s.

03 Assays of channel samples spanned a range of 0.3g Au/t to 10g Au/t, with silver grades generally in the range of 10Ag/t to 350g Ag/t. The highest grade sample had 147.3g Au/t & 4,898g Ag/t over a width of 0.6 meters.

04 40 core holes were drilled between 1994 and 2007.



—— Blue lines: limit of Claudia property concessions
—— Red lines: third party claims
– – – Black and white dashed lines: highway MEX 36

CLAUDIA PROJECT OPERATIONS IN PROXIMITY



DURANGO STATE

	Company	Project	Au Oz		Ag Oz	
			Measured & Indicated	Inferred	Measured & Indicated	Inferred
★	DURANGO GOLD	Claudia				
①	FRESNILLO	La Cienega	1.3M Oz	330K Oz	114M Oz	45M Oz
②	GREAT PANTHER MINING LIMITED	Topia	21K Oz	17K Oz	7.1M Oz	5.6M Oz
③	CHESAPEAKE GOLD CORP	Metates	19M Oz	800K Oz	519M Oz	21M Oz
④	PRIME MINING CORP.	Los Reyes	633k Oz	179K Oz	16.6M Oz	6.8M Oz
⑤	FIRST MAJESTIC	San Dimas	823K Oz	676K Oz	71M Oz	64M Oz

CLAUDIA PROJECT PRINCIPAL VEINS

Map of the Lizeth vein zone


Vein zone
not yet mapped
Shania Twain
vein
Lizeth vein
Veins and
alteration
zones
not yet mapped
0
250
meters
MEX High-
way 36

Vein names detail – central Claudia project


El Cristo
MEX High-
way 36
vein zones,
not yet mapped
Don José
Mark
Twain
Aguilareña
Guadalupana
La
Concepcion
Aguilareña
shaft
Tres
Reyes
Margaritas
Santa
Laura
Noche Buena,
El Grullo
Santiaguera
Mina Vieja
Mina de Oro
0
1,000
meters
La Providencia







CLAUDIA PROJECT BACIS AGUILAREÑA UNDERGROUND

Grupo Minero Bacis, sank the Aguilareña exploration shaft and developed three levels in the early 1990s.

Systematic sampling was carried out along the drifts travelling north and south.





Bacis sample data compiled by Silverstone

Aguilareña shaft @ 2,310m

Bacis UG by AuEq80 g/t		
50	to 210	(5)
15	to 50	(24)
5	to 15	(70)
1	to 5	(157)
0.1	to 1	(163)
0.001	to 0.1	(15)
0 or No Data		(35)

CLAUDIA PROJECT BACIS & SILVERSTONE DRILLING

Grupo Minero Bacis conducted a 30-hole drilling campaign in the early 1990s to estimate the "reserve" prior to mining.

Silverstone drilled 10 further holes in 2007.

Results from both campaigns display good mineralization and confirm potential for extensions at depth. DDH 31 being one of the best holes with a 1.35 meter intercept yielding 5.65 g/t Au and 490 g/t Ag.

Grupo Minero Bacis (1994)

AREA	CORE HOLES	METERS
Aguilareña	11	2,038
Guadalupana	8	752
Las Providencias	2	529
Mina Viejas	5	2,038
Tres Reyes	4	752
Total	30	4,347

Silverstone (2007)

AREA	CORE HOLES	METERS
Aguilareña	6	1,598
Tres Reyes	4	348
Total	10	1,946



CLAUDIA PROJECT HISTORICAL RESOURCE ESTIMATE

Durango Gold believes that these historical estimates highlight the under-explored character of the Claudia. Durango Gold proposes that focused and systematic exploration of this property has the potential to generate much more significant gold-silver resources and shareholder value.

RESERVE* CATEGORY	TONNES	GRADE		CONTENTS (oz)	
		Ag	Au	Ag	Au
Proven	68.863	205	3.94	453,920	8,724
Probable	56,273	195	3.64	352,837	6,586
Broken	4,920	153	2.80	24,205	443
Total Reserves	130,056	199		830,073	15,753
Potential Resources**	12,420,540	193	3.80	**77,079,235**	**1,517,622**

These historical estimates were calculated by Bacis in 1994 and are not current mineral resources in accordance with the CIM Definitions Standards and NI 43-101. A Qualified Person has not done sufficient work to verify these estimates and classify these resources. Accordingly, they should not be relied upon and are provided only for historical completeness.

CLAUDIA PROJECT HISTORIC BLOCK MODEL

The Aguilareña underground sampling led to a calculation of 130,000 t of gold-silver “reserves” with 3.8 g/t Au and 199 g/t Ag grades that were reported in 2005 as historical resources that could be considered an exploration target.

Additionally, results from past drilling show good mineralization.

Hole DDH31 with a 1.35 meter width and grades of 5.65 g/t Au and 490 g/t Ag.

Hole DDH7 with a 3.60 meter with at 11.62 g/t Au and 62 g/t Ag.

References to historical resources in this figure are part of the historical estimates (1994), based on a silver price of $5.10/oz, and a gold price of $285/oz. These were calculated in areas with results from underground work. They are not current mineral resources; the estimates are not in accordance with the CIM Standards and are relevant only for historical interest.



2,773,500 N
SE
NW
AGUILAREÑA SHAFT
LEVEL 1
LEVEL 2
MEASURED
INDICATED
MINE WORKINGS
FAULT
DDH DONE BY BACIS
CLAUDIA PROJECT
TRES REYES-AGUILAREÑA VEIN
LONGITUDINAL SECTION SHOWING THE RESOURCES
0 100 200 300 400 500 m

DDH No.	WIDTH m	GOLD g/t	SILVER g/t
4	0.88	0.87	70
7	3.60	11.62	62
8	4.25	2.63	14
19	0.85	1.56	19
22	2.40	4.27	221
28	2.18	4.53	257
30	0.88	1.74	62
31	1.35	5.65	490
33	1.98	1.45	37

ORE CLASSIF	TONNES	GRADE (g/tonne)		CONTENTS (oz)	
		Ag	Au	Ag	Au
Measured	68,863	205	3.9	413,012	7,938
Indicated	56,273	185	3.8	321,038	5,993
Broken	4,920	153	2.8	22,023	403
Total	**130,856**	**199**	**3.8**	**756,073**	**14,334**

DESTIERRO PROJECT OVERVIEW

01 The Destierro property consists of a single mining concession covering 485 hectares, 12km from Puerto Libertad, an industrial port with a power plant and 160km from the city of Hermosillo. Good access via paved road and infrastructure.

02 The property is covering a red color anomaly hosted in a series of volcanic rocks. An exposed vein-sheeted vein – stockwork was identified along 1.8 km and the NW still open under cover. One highlight of this heap-leach concept project is the great widths.

03 Two different exploration programs were carried out (2012-14) with sampling, trenching, IP-RES geophysics survey, 15 Diamond Drill holes for 3,500 meters and with 5 Reverse Circulation holes for 650 meters. Totaling 20 drill holes for a little over 4,000 meters.

04 Assays of channel samples spanned a range of 0.2g Au/t to 2.3g Au/t, with silver grades in the range of 14.5Ag/t to 68.5g Ag/t. The highest value sample, had 2.2g Au/t and 52.5g Ag/t over a width of 13.1 meters.



DESTIERRO PROJECT PREVIOUS DRILLING

Geologix conducted a 15 DDH campaign in the early 2010.

Minera Mexico-Pacific drilled 5 further RC holes in 2014.

Results from both campaigns display great widths and good mineralization and confirm potential for lateral and vertical extensions. DDH LIB-10-001 confirmed 26 meters at 1.05 g/t Au and 65 g/t Ag almost from surface.

Geologix (2010)

AREA	CORE HOLES	METERS
Ocotillo	15	3,500
Total	15	3,500

Minera Mexico-Pacific (2014)

AREA	RC HOLES	METERS
Ocotillo	5	650
Total	5	650



BUDGET – YEARS ONE AND TWO

CLAUDIA			
Concept for 2-Year Program	2021	2022	TOTAL
Exploration (Admin & Fieldwork)	$ 4,400,000	$ 4,000,000	$ 8,400,000
Independent Consultants (Technical Reports)	$ 200,000	$ 100,000	$ 300,000
Corporate Expenses (Legal/Audit/IPO)	$ 500,000	$ 500,000	$ 1,000,000
Total	$ 5,100,000	$ 4,600,000	$ 9,700,000

	2021	2022	
Drilling Claudia	10,000 m	12,000 m	
Drilling Destierro	6,000 m	4,000 m	

MEXICAN GOLD MINING LANDSCAPE



NYSE:NEM

Market Cap
$50.4 B USD

Exploring the open pit Peñasquito mine 780km from Mexico City, annual production of 129K oz



NYSE:AEM

Market Cap
$14.9 B USD

Operates mines in N America and Europe; the Mexico Pinos Altos mine has annual production of 203.5K oz



LSE:FRES

Market Cap
$9.9 B USD

Fresnillo has numerous gold and silver mines across Mexico; La Cienega mine in Durango has production of 65K oz of gold



TSX:AGI

Market Cap
$3.2 B USD

Alamos's operations cover Canada and Mexico; the Mulatos gold mine's annual production is 140-150K oz



TSX:EQX

Market Cap
$2.1 B USD

Located in Gerrero State, Mexico, the Los Filos mine has annual production of 90-110K oz

All figures as of Mar. 18, 2021

MEXICAN SILVER MINING LANDSCAPE



CSE:PAAS

Market Cap
$7.2 B USD

Operates across the Americas; the La Colorada silver mine has estimated production of 8.5-8.7M oz for 2020



CSE:FR

Market Cap
$3.9 B USD

Their San Dimas mine lies 150km west of Durango, and has an estimated production of 6.5-7.2M oz of silver in 2020



CSE:FVI

Market Cap
$1.4 B USD

Operations cover Peru, Argentina, and Mexico – mines collectively produced 7.9M oz of silver in 2019



CSE:EDR

Market Cap
$990 M USD

Endeavour Silver operates three mines in Mexico, in 2019 producing 4M oz of silver across the properties



CSE:GPRTSX:EQX

Market Cap
$299 M USD

Operates two mines in Mexico; the Topia mine, 235 km NW of Durango, produced 939K oz of silver in 2019

All figures as of Mar. 18, 2021

MERGERS & ACQUISITIONS – MEXICO-RELATED

Type	Acquisition	Merger	Acquisition	Acquisition
Acquirer	NEWMONT (NYSE:NEM)	ALAMOS GOLD INC. (TSX:AGI)	EQUINOX GOLD (TSX:EQX)	LEAGOLD MINING (CSE:MAI)
Target	GOLDCORP	AuRico Gold	LEAGOLD MINING	GOLDCORP
Value	$10 B USD	$1.5 B USD	$578 M USD	$350 M USD
Date	January 2019	April 2015	March 2020	April 2017
Notes	Largest mining acquisition in history to form world's largest gold producer	Merger produced one of the world's largest producers; interests in Mexico and Canada	Combines Leagold's 4 mines in Mexico and Brazil with Equinox's 3 in California and Brazil	Deal for Leagold to acquire Goldcorp's Los Filos mine, one of the largest Mexican gold mines

All figures sourced from Bloomberg, correct as of 5 November 2020

TEAM



FERNANDO BERDEGUÉ
Chairman & CEO

Fernando Berdegué has extensive experience in the mining sector. He joined Tonogold Resources in 2016 to acquire and explore the historic Comstock Lode in Nevada where he helped develop a multidisciplinary exploration approach.

Prior to this, he was the founder of the DSPC private equity fund in South Africa. Fernando is also co-founder of **Blue Marlin Capital**, a venture capital entity focused on the natural resources space and serves on the board of directors for **Ranchero Gold**.

He holds a degree in Finance with a specialization in corporate law (ITESM), and a Masters in Management (IE Business School), and holds certificates in mining studies (UBC) and advanced corporate finance (LSE).





STEVE WEISS PhD CPG
Chief Geologist

Steve Weiss has worked as a minerals exploration geologist in the mining industry since 1979, serving in roles from generative to senior project management, and has enjoyed much success in Mexico.

In 2003, working with **Glamis Gold**, Steve led exploration at the El Sauzal gold mine and in the surrounding Sierra Madre Occidental. He then worked for **Goldcorp** as Mexico Exploration Manager and led the team that more than doubled the mineral resources at the Camino Rojo deposit.

Since departing Goldcorp in 2013, Steve has provided independent exploration consulting services for companies with projects in the US and Mexico.



TEAM



CHARLES FUNK
Exploration & Technical Advisor

Charles Funk is the CEO of **Heliostar Metals** and has previously worked as a geologist and geophysicist for **Evrim Resources**, Newcrest Mining and Oxiana/OZ Minerals with a focus on business development and early-stage exploration in North and South America, Australia and South-East Asia.

As part of the core team at Vizsla Resources, Charles transitioned from Vice President of Exploration to Technical Director and as such is also now part of Vizsla's Board of Directors. He was instrumental in leading the company's exploration success at the Panúco Project in the Sierra Madre Occidental, building Vizsla's exploration team, setting high health and safety standards, and is an integral part of communicating complex exploration ideas to the capital markets.





JAMES STONEHOUSE
COO

James Stonehouse is a geologist with comprehensive experience in the exploration and development of gold and silver mines. His career spans 45 years, with more than 25 of them at the level of Vice President.

He has led exploration teams with track records of discovery and value creation in both greenfield and brownfield environments, working for companies like **Americas Gold and Silver Corp** (NYSE:USAS) Gran Colombia.

In these roles he has a long track record of successful project management, successfully directing simultaneous operations across the continent, including Latin America.

James holds both a BA and an MA in Geology from Dartmouth College, New Hampshire.



TEAM



RON BAUER
Executive Director

Ron Bauer is a Venture Capitalist and Principal Investor with over 20 years' experience, focusing on the natural resources and life sciences sectors.

Ron was the co-founder of Turkana Energy, which merged with **Africa Oil** (TSX:AOI) in July 2009. Africa Oil grew to become one of Canada's most successful oil and gas exploration companies after discovering one of Africa's largest oil sources this century. Africa Oil grew to a market cap of more than $3 billion at its peak, having raised over $1 billion of equity to develop the project on Turkana's concession.

He has been a principal and founding investor in many publicly-listed biotech companies that include **180 Life Sciences** (NASDAQ: ATNF), **Hemogenyx Pharmaceuticals** (LSE: HEMO), and **Cognetivity Neurosciences** (CSE: CGN).

Ron holds an MBA from the University of Cambridge and is currently enrolled in a Doctorate of Business Administration program at Durham University.

     

CRAIG AURINGER
Executive Director



Craig Auringer is a venture capitalist of over two decades' experience, and a founding partner at London-based investment firm **Bonsai Capital Ltd.**

As a corporate development consultant both independently and with Bonsai Capital, Craig has worked across a wide variety of sectors such as mining and oil and gas in Canada, the US and Mexico. His familiarity with the domestic mining market in Mexico will be a huge asset to Durango Gold.

Craig has also worked in the health and biotech sectors, focusing his efforts on funding and advising companies searching for treatments for cancer and Alzheimer's. Over his career, he has helped raise more than $150 million for these businesses in both public and private markets.

He has been a principal and founding investor in many private and publicly-listed biotech companies that include **Pasithea Therepeutics**, **Hemogenyx Pharmaceuticals** (LSE: HEMO), and **Cognetivity Neurosciences** (CSE: CGN).

   

TEAM



GUSTAVO MAZON
Executive Director of Business Development

Gustavo Mazon is acting CEO for the Mazon family group. He is an experienced executive and successful entrepreneur with a strong focus in growth. He is an expert in good management practices, control implementation and corporate governance. He has had exposure in a wide variety of industries and engaged in large scale infrastructure projects, from energy to agriculture, real estate and mining.

He is Co-Founder in **Tonogold Resources** and Chairman of the Board for **Ranchero Gold**. He also acts as executive director for business development at Minera Puma, a private mining prospector owned by the Mazon family group.





SEAN ZUBICK
Non-Executive Director

From 2013 to 2020, Sean Zubick grew a $1M personal investment portfolio into one of Canada's leading resource focused merchant banks. Palisade Global Investments has over 170M AUM. He is a co-founder and principal investor of **NewFound Gold Corp**, which closed a $27.3M IPO in Q3 2020. The company specializes in initial geological theory and staking through to discovery (intersecting at 19m of 92.86 g/t au).

Sean is a co-founding investor of **Goldspot Discoveries**, the first investment vehicle leveraging AI and machine learning in data interpretation for mineral exploration. He is a recognized industry investor, resource speculator, and private fund manager. His expertise is in small and micro-cap junior mining resource companies, capital markets, and resource startup lifecycles (from conception to IPO/RTO). Sean has raised over $100M in the sector since 2013.



TEAM



FRED KOFMAN
Executive Director of Leadership
and Conscious Business

Fred Kofman is an executive coach and advisor on leadership and culture. PhD. in Economics from the University of California, Berkeley. He is founder and president of the **Conscious Business Center**. Fred founded his global consulting company, Axialent, which delivered leadership programs to more than 15,000 executives around the world.

In 2018, Fred accepted a position as Vice President at **Google** in charge of advising the CEO's office on leadership and culture. And during the same year he partnered with Tecnológico de Monterrey to create the Center of Conscious Leadership. Previously, he was Vice President of executive development at **LinkedIn**. Fred is the author of the trilogy Metamanagement (2001), Conscious Business (2006) and The Meaning Revolution (2018).

  



GRAHAM SCOTT
VP of Administrative Services

For over 5 years, Graham has been a noteworthy leader in the business management space. He provides strategic management and support to the board of directors and management team.

He is the co-founder of **Oakwood Construction** and Treasurer of **Beaver Gold Corp**. He has been praised for his organizational and time management skills, which have helped create and grow businesses across several industries.

Graham's background consists of business management, marketing and organizational behavior. He holds his Canadian securities license with the focus on capital markets and corporate finance.

 

FINANCING – SEED ROUND, REG C.F. AND REG A +



Value	$8M USD	$17M USD	$25M USD	
Raise	$700K USD	$2-3M USD	$10M USD	
Round	Seed Round	Reg CF	Reg A +	IPO
When	January	March	June	December



DURANGO GOLD

Durango Gold Corp
1 East Liberty Street
Suite 600
Reno, NV 89501

EXHIBIT E
Video Transcript

Durango Gold Corp. Crowdfunding Video Transcript

Speakers Key:

NA   Narrator

FB   Fernando Berdegué

SW   Steve Weiss PhD CPG

00:00

NA   Durango Gold is a Nevada based mining company focused on discovering the next world-class gold and silver deposit in the mineral rich Mexican territory.

There are very few industries where you can invest a few hundred thousand dollars in capital and discover value worth billions, and that is what we have the potential of doing here.

Durango Gold has a strong management team with over 90 years of experience finding gold and silver, with deep family roots dating back almost a century in the region.

00.36

FB   Mexico having some of the greatest deposits in the world represents a very interesting platform for us as a company to be able to operate. We are now in a project, which is the Claudia Project that has a lot of the characteristics providing the setting for finding what is known as a legacy deposit. Which is basically a deposit that holds millions of ounces, possibly more than 10 million ounces of gold.

01:03

SW   I've been an exploration geologist since 1979 and for more than 15 years I've been exploring for gold and silver in Mexico. I first went to Mexico with Glamis Gold and explored the El Zasal mine area for about 5 years. My team and I were able to add enough gold ounces to the reserve base to prolong mine life for more than 2 years beyond what has originally been planned.

In 2009, I transferred to the Zacatecas office and I was in charge of the regional exploration projects prereferral to the Peñasquito mine for Goldcorp. During that time my team and I more than doubled the estimated resources at the Camino Rojo deposit.

01:43

FB   Durango Gold has also that vision to be able to represent sustainable development and the objective is to be able to integrate the community and be able to go to places where others weren't thinking of going.

01:58

SW   I believe that Durango Gold's Claudia property in Durango, Mexico holds the potential for a major new discovery of gold and silver. Perhaps of the legacy deposit size.

02:09

FB   There are ideas that still need to be tested that we have new technology and that will allow us to go to other horizons that companies in the past have not been.

02:20

NA   We believe you should invest in Durango Gold because, we are operating in a friendly and stable mining jurisdiction. Rich in gold and silver along with other natural resources.

            Some of the largest mining companies in the world operate in Mexico, because it is the home to some of the best known world-class deposits.

02:43

FB   Join us for the adventure we are definitely going to find something interesting and create a lot of value. Thank you.

EXHIBIT F
Technical Report on the Claudia Gold-Silver Project El Papatón District, Durango, Mexico


DURANGO GOLD

TECHNICAL REPORT

CLAUDIA GOLD-SILVER PROJECT
| EL PAPANTÓN DISTRICT | DURANGO | MEXICO

Submitted to:

Durango Gold Corp.
1 East Liberty Street
Suite 600
Reno, NV 89501

Report Date:
April 16, 2021

Effective Date:
March 19, 2021

Author:

Steven I. Weiss, C.P.G.
and Chief Geologist
Durango Gold Corp.

CONTENTS

Durango Gold Corp.

1 East Liberty Street,
Suite 600
Reno, Nevada 89501

TABLES

FIGURES

APPENDICES

Appendix A: Listing of Claudia Project Mining Concessions

Appendix B: Listing of Claudia Project Drill-Hole Collar Data

1.0   SUMMARY (ITEM 1)

This technical report on the Claudia gold – silver project, located in the El Papantón mining district of Durango, Mexico, has been prepared at the request of Durango Gold Corp. ("Durango Gold"), a privately-held company based in Reno, Nevada, USA. Durango Gold is exploring the Claudia mining concessions under a partnership and earn-in agreement with the owners of the privately-held Silverstone Resources S.A. de C.V. ("Silverstone") of Guadalajara, Mexico and Cielo Azul S.A. de C.V. ("Cielo Azul") of Mazatlán, Mexico. Under the terms of the agreement and another pending agreement, Durango Gold can earn 47.25% ownership of Cielo Azul by spending $7.0 million on exploration of the Claudia concessions over two years.

The purpose of this report is to provide a technical summary of the Claudia gold – silver project in support of corporate development activities and non-public technical disclosure. This report has been prepared in accordance with the disclosure and reporting requirements set forth in the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101"), Companion Policy 43-101CP, and Form 43-101F1, except as otherwise indicated. There has been no trigger to require reporting under NI 43-101, but Durango Gold may seek to be listed in the future and the Claudia property would be a material asset for Canadian exchange listing purposes.

The Effective Date of this technical report is March 19, 2021.

1.1   Property Description and Ownership

The Claudia property consists of 36 contiguous mining concessions that total 6,437 hectares and are located approximately 145km northwest of the city of Durango, in the northwestern part of the state of Durango, Mexico. The Claudia concessions and are registered with the Direccíon General de Minas ("DGM"). As of the Effective Date of this report, Silverstone is in the process of transferring title for the Claudia concessions to Cielo Azul. The 2021 concession taxes are estimated to total US$90,000 ($1,800,000MXN). Durango Gold represents that the bi-annual tax due by January 1, 2021 has been paid and the concessions are in good standing.

There are no environmental liabilities within the Claudia property known to the author. Temporary surface access agreements have been negotiated or are pending with community and private owners of the surface estate of the Claudia property in order to rock and soil sampling, geological mapping and geophysical surveys. Such activities can be conducted without environmental permits. Road building, drilling and trenching will require environmental permitting under Mexican federal environmental regulations.

1.2   Exploration and Mining History

The Claudia property encompasses most of the historic El Papantón mining district where at least nine small mines of un-recorded and likely small production were operated and abandoned prior to the early 1990s. Compania Minera San Gregorio ("San Gregorio") which operated a 50 tonne-per-day mill in the 1960s, exploiting the Aguilareña, Mark Twain and Santa Teresa veins. In 1980, the Consejo de Recursos Minerales ("CRM") rehabilitated portions of the "3 Reyes" workings and carried out underground mapping and sampling under a contract with Maria del Carmen Cerrillo Enriquez who owned the Claudia concessions at that time. Grupo Gaytan, S.A. de C.V. of Torreon, Coahuila, owned the "Claudia mine" in the 1980s and optioned it to BP Minerals and Peñoles, but no significant work was completed.

Compania Minera Bacis, S.A. de C.V. ("Bacis") optioned the Claudia property in 1991 and drilled 33 diamond-core holes for a total of at least 4,346m in 1994 but some of he data has been lost. Bacis acquired the property and completed 3,057m of drifts, raises, and the 94m Aguilareña shaft. Bacis utilized information from underground development accessed from the Aguilareña shaft, surface drilling and underground drilling to estimate reserves and resources for the Aguilareña area. These historical estimates predate implementation of NI 43-101, should not be relied on and are relevant only for historical interest as summarized in Table 1.1.

Table 1.1 Historical Claudia "Reserves and Resources", 1994 Bacis Estimate
(from Christopher, 2005)

RESERVE* CATEGORY	TONNES	GRADE (g/tonne)		CONTENTS (oz)	
		Ag	Au	Ag	Au
Proven	68,863	205	3.94	453,920	8,724
Probable	56,273	195	3.64	352,837	6,586
Broken	4,920	153	2.80	24,205	443
Total Reserves	130,056	199		830,073	15,753
Potential Resources**	12,420,540	193	3.80	77,079,235	1,517,622

Christopher (2005):   * The historic reserves were based on a silver price of US $5.10/oz and a gold price of US $285/oz, calculated in areas with results from underground workings and diamond drilling.
** Represents 40% of vein material modeled by Bacis over a projected 300-350m vertical extent that may involve little or no sampling.

The above historical classifications are not in accordance with the CIM Standards, and the differences in classifications are not known to the author because most of the methods and procedures used for the estimation are not known, and the underground and drilling sample data are not available. The author has not done sufficient work to classify these historical estimates as current resources or reserves, Durango Gold is not treating these estimates as current resources or reserves, and the reader is cautioned that these estimates should not be relied upon.

Capstone Mining Corp. ("Capstone") optioned the Claudia property from Bacis in January of 2004. Ownership was transferred from Bacis to Silverstone S.A. de C.V., a Mexican subsidiary of Capstone, under the terms of a restated option agreement dated November 30, 2005. Capstone and Silverstone carried out significant surface mapping and geochemical sampling in 2004-2007. Only partial records of the sample and assay data have been recovered. Silverstone drilled 10 core holes in 2007 in the Aguilareña area for a total of 1,945m.

In June 2009, Silverstone was purchased by Silver Wheaton Corp. Late in 2009, Silver Wheaton sold Silverstone to a group of private Mexican investors and the property has been idle since then.

1.3 Geology and Mineralization

The Claudia project is situated in the eastern part of the Sierra Madre Occidental ("SMO") geologic province, near the transition to the adjacent Basin-and-Range and Mesa Central province of central Mexico. The property is centered on a northwest-elongate erosional window of andesite, andesitic volcanic breccia and interbedded rhyolite tuffs. This andesite and rhyolite sequence is overlain by rhyolite breccia and tuff, which is in turn overlain by variably welded rhyolite ash-flow tuffs.

Gold-silver mineralization at the Claudia project is found in a northwest-southeast trending, nine-kilometer long, by up to four-kilometer wide array of sub-parallel to anastomosing epithermal quartz veins, sheeted-veins, vein-breccia and vein-stockwork zones. Mineralized veins mainly vary from about 0.2m to 3.5m in width, with wider zones of stockwork near vein intersections. Widths of 0.5m to 15m have been reported for the Aguilareña vein and widths of 1.0 to 15m have been reported for the Guadalupana and Santiaguera veins, respectively. At the Lizeth prospect there are closely spaced and sheeted quartz veins that together form a 250m wide zone of potential bulk-mineable interest.

The veins consist mainly of banded quartz with small amounts of calcite and minor chlorite. Where unoxidized and mineralized, the veins contain small quantities of pyrite ± lesser amounts of native gold, electrum, sphalerite, argentite, native silver, galena, and chalcopyrite.

Assays of channel samples collected by the CRM prior to 2002 in various underground workings spanned a range from about 0.3g Au/t to 10g Au/t, with silver grades generally in the range of about 10g Ag/t to 350g Ag/t. The highest-grade sample was taken from the Aguilareña vein with 31.5g Au/t and 1,159g Ag/t over a width of 0.7m. Incomplete records for underground samples collected by Bacis from the uppermost level of the Aguilareña workings include 61 samples with gold assays of 5.0g Au/t to a maximum of 147g Au/t. Twenty-four samples contained gold grades >10g Au/t with a maximum of 147g Au/t (over 0.6m). The recovered sample results average 2.28g Au/t and 143g Ag/t with an average Ag:Au ratio of 74:1 for samples with ≥0.5g Au/t. Nothing is known of the laboratory or the quality assurance/ quality control methods used by Bacis for the underground samples, or the accuracy of the results, and no data verification is feasible as of the date of this report.

1.4 Historical Drill Results

Available records indicate a total of 6,292m have been drilled in 40 diamond-core holes by Bacis (30 holes in 1994) and Silverstone (10 holes in 2007). This drilling has tested only a small fraction of the Claudia vein system. Most of the drilling was concentrated along a portion of the Aguilareña-Tres Reyes vein, with much less drilling of small segments of the Guadalupana vein near the historic Guadalupana, Mina Vieja and La Providencia prospects.

The best results of the 1994 drilling included 1.6m with 5.25g Au/t and 246g Ag/t from the Guadalupana vein, and 3.6m with 11.62g Au/t and 62g Ag/t reportedly intersected in the Aguilareña-Tres Reyes vein, as well as 1.4m with 5.65g Au/t and 490g Ag/t also from the Aguilareña-Tres Reyes vein. The true thickness of the mineralization is not known. The 1994 results were disclosed by Capstone and Silverstone in a 2005 Technical Report (Christopher, 2005), and cannot be verified by Mr. Weiss because the supporting assay and sample information is not available. The best results from Silverstone's 2007 drilling included three holes that intersected the Aguilareña-Tres Reyes vein with grades of ≥2.0g Au/t; the maximum gold grade was 3.87g Au/t. The true thickness of mineralization is not known. There has been no drilling at the Lizeth zone.

1.5   Conclusions and Recommendations

The Claudia property is centered on a northwest-southeast trending array of low-sulfidation epithermal fissure veins. This vein system has lateral extents of approximately nine kilometers in length and as much as four kilometers in width, but the northern limit of the veins has not been delineated and the array could be as much as 13km in length. At least five or six of the subparallel and branching veins have been exploited on a small scale. Gold and silver mineralization is locally present with grades of potential commercial interest. Only a small fraction of the vein system has been explored with historical mine workings or drilling. The author believes there is potential to discover one or more commercially mineable bodies of gold-silver mineralization.

The large aerial extent and epithermal characteristics of the Claudia vein array are similar to those of commercially productive, volcanic-hosted low-sulfidation epithermal districts such as San Dimas (Tayoltita) in western Durango, Pinos Altos in Chihuahua, and Midas in Nevada, USA. Veins mined in both San Dimas and Midas have widths similar to the veins at the Claudia project.

It is the author's opinion that the Claudia property is a property of merit that warrants significant exploration investment. The author believes there is a strong possibility of rapidly developing several drilling targets and recommends a Phase 1 program of surface mapping, geochemical sampling, ground magnetic survey and 10,000m of core drilling. The Lizeth area is of particular interest due to the wide vein zone mapped by Capstone/Silverstone. Another recommended task is to salvage, inventory and re-log all of the 1994 and 2007 drill core that may still be intact. A Phase 1 budget of $2,770,000 for the recommended exploration work is proposed in Table 1.2. A much larger Phase 2 exploration program of approximately $5,000,000 should be considered, contingent on positive results from the Phase 1 drilling and surface work.

Drilling is already justified with the information presently available and 10,000m of core drilling is included in the proposed Phase I exploration program. Mr. Weiss recommends core drilling between and near several of the Bacis holes as a cost-effective approach to begin to establish a drill data set that could be used for resource estimation in the future. Dewatering and rehabilitation of the Aguilareña workings to conduct underground sampling and mapping is not recommended at this time; the author believes core drilling will be more cost-effective. In particular, wider vein zones, intersections and stronger assay portions should be identified and prioritized. The Guadalupana and other veins may provide compelling targets that should be drilled in addition to the already known Aguilareña – Tres Reyes area veins. The Lizeth vein zone may offer the possibility of wider, bulk-mineable zones of gold-silver mineralization should be tested with an initial Phase 1 drill campaign.

Table 1.2 Cost Estimate for the Recommended Phase I Program

Item	Estimated Cost (USD)
Project Geology, Mapping, DH Planning	$240,000
Surface Sampling and Assays	$65,000
Salvage, Inventory, Re-Log Core	$20,000
Geophysics (Ground Magnetic Survey)	$150,000
Drilling (10,000m; man-portable core drills with crews)	$1,250,000
Drill Core Cutting & Sampling Labor (6 months)	$10,000
Drilling Assays (5,000m @ $40/m)	$200,000
Tools and Field Supplies, PPE, core boxes, blades	$100,000
Drilling Supervision and Rig Geology	$35,000
Water, Pumps, Storage, Haulage	$50,000
Database Management	$50,000
Permitting and Surface Rights for Drilling	$100,000
Camps, Accommodations, Vehicles, Support	$200,000
Vehicle Expenses	$10,000
Transportation and Travel Expenses	$50,000
Communications, Internet, Software	$20,000
Project Management	$220,000
Total Proposed:	*$2,770,000*

Mr. Weiss is not aware of any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, other than those discussed earlier in this report.

2.0   INTRODUCTION AND TERMS OF REFERENCE (ITEM 2)

Steven I. Weiss, Ph.D., C.P.G., has prepared this technical report on the Claudia gold – silver project, located in the El Papantón mining district of Durango, Mexico, at the request of Durango Gold Corp. ("Durango Gold"), a privately-held company based in Reno, Nevada, USA. Durango Gold is exploring the Claudia mining concessions under a partnership and earn-in agreement with the owners of the privately-held Silverstone Resources S.A. de C.V. ("Silverstone") of Guadalajara, Mexico and Cielo Azul S.A. de C.V. ("Cielo Azul") of Mazatlán, Mexico. Under the terms of this agreement, and another negotiated agreement, Silverstone is in the process of transferring title to the Claudia mining concessions to Cielo Azul, and Durango Gold can earn 47.25% ownership of Cielo Azul by spending $7.0 million on exploration of the Claudia concessions over two years (see Section 4.3).

The purpose of this report is to provide a technical summary of the Claudia gold – silver project in support of corporate development activities and non-public technical disclosure. This report has been prepared in accordance with the disclosure and reporting requirements set forth in the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101"), Companion Policy 43-101CP, and Form 43-101F1, except as otherwise indicated. There has been no trigger to require reporting under NI 43-101, but Durango Gold may seek to be listed in the future and the Claudia property would be a material asset for Canadian exchange listing purposes.

2.1   Project Scope and Terms of Reference

The Claudia project is within the historic El Papantón mining district, in the municipality of Santiago Papasquiaro, in the state of Durango, Mexico. The most recent production from the project occurred in the 1980s with small-scale underground mining of the Aguilareña vein. There has been one prior NI 43-101 technical report on the Claudia property prepared for Capstone Mining Corp. ("Capstone") and Silverstone by Christopher (2005). In 2018, Tonogold Resources Inc. ("Tonogold") commissioned the preparation of a technical report on the Claudia project by Mine Development Associates ("MDA") of Reno, Nevada. At that time, Tonogold had entered into an option agreement to acquire the Claudia project from Silverstone. A draft technical report was prepared in 2018 by Mr. Weiss, a Senior Associate Geologist with MDA. Tonogold elected not to complete the acquisition from Silverstone and the report of Weiss (2018) was not finalized and published. Mr. Weiss is a qualified persons under NI 43-101 and is employed on a part-time basis as Chief Geologist for Durango Gold as of the effective date of this report. Accordingly, the author is not independent of Durango Gold as required for compliance with NI 43-101.

The scope of this study included a review of pertinent technical reports and data provided to Mr. Weiss by Tonogold and Durango Gold relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, interpretations, drilling programs, and metallurgy. The author has fully relied on the data and information provided by Tonogold and Durango Gold for the completion of this report.

Mr. Weiss initially visited the Claudia project on May 14, 2018, accompanied by Mr. Fernando Berdegue who was then an officer of Tonogold, and Mr. Ferdisnando Garcia-Garcia, a local caretaker of the property for Silverstone. During the 2018 site visit Mr. Weiss toured the surface and reviewed the general geology of the Aguilareña and Tres Reyes area, and the southern part of the Lizeth area of the property. Drill core from previous operators of the project was observed in a core storage area near the Aguilareña shaft and at the "Casita de los Pozos" ranch site. Mr. Weiss also visited the project site on February 28 through March 5 of 2021. During that time Mr. Weiss was accompanied by Durango Gold's Senior Project Geologist Homero Medina Cazares and Project Geologist Luis Alberto Bustos. Surface portions of the Aguilareña - Tres Reyes and nearby veins were examined, as well as parts of the Guadalupana vein and un-named veins east of the historical Guadalupana vein workings. The geology and veins exposed in the main and northern parts of the Lizeth area were examined and traverses were made to review the El Cristo and Don José vein areas.

For this report, Mr. Weiss has relied almost entirely on data and information provided by Tonogold and Durango Gold, derived from work done by its predecessor operators of the project, and on observations made by the author during his site visits. The author has reviewed much of the available data and has made judgments about the general reliability of the underlying data. Where deemed either inadequate or unreliable, the data were either eliminated from use or procedures were modified to account for lack of confidence in that specific information. Mr. Weiss has made such investigations as deemed necessary in the professional judgment of the author to be able to reasonably present the conclusions discussed herein.

The Effective Date of this technical report is March 19, 2021.

2.2   Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure

In this report, measurements are generally reported in metric units. Where information was originally reported in Imperial units, the author has made the conversions as shown below.

Currency, units of measure, and conversion factors used in this report include:

Linear Measure

1 centimeter	= 0.3937 inch	
1 meter	= 3.2808 feet	= 1.0936 yard
1 kilometer	= 0.6214 mile	

Area Measure

1 hectare	= 2.471 acres	= 0.0039 square mile

Capacity Measure (liquid)

1 liter	= 0.2642 US gallons

Weight

1 tonne	= 1.1023 short tons	= 2,205 pounds
1 kilogram	= 2.205 pounds	

Currency Unless otherwise indicated, all references to dollars ($) in this report refer to currency of the United States.

Coordinates Geographic coordinates are reported in UTM WGS84 Zone 13 in meters, unless specified otherwise.

<u>**Frequently used acronyms and abbreviations**</u>

AA	atomic absorption spectrometry
Ag	silver
Au	gold
cm	centimeters
core	diamond core-drilling method
CRM	Consejo de Recursos Minerales
°C	degrees centigrade
DGM	Direccíon General de Minas
°F	degrees Fahrenheit
ft	foot or feet
g/t	grams per tonne
ha	hectares
ICP	inductively coupled plasma analytical method
in.	inch or inches
kg	kilograms
km	kilometers
l	liter
lbs	pounds
μm	micron
m	meters
Ma	million years old
mi	mile or miles
mm	millimeters
NSR	net smelter return
oz	ounce
ppm	parts per million
ppb	parts per billion
QA/QC	quality assurance and quality control
RC	reverse-circulation drilling method
RQD	rock-quality designation
SGM	Servicio Geologico Mexicano
t	metric tonne or tonnes

3.0   RELIANCE ON OTHER EXPERTS (ITEM 3)

Mr. Weiss is not an expert in legal matters, such as the assessment of the validity of mining claims, mineral rights, and property agreements in Mexico or elsewhere. Furthermore, the author did not conduct any investigations of the environmental, social, or political issues associated with the Claudia project, and is not an expert with respect to these matters. The author has fully relied on Durango Gold to provide complete information concerning the pertinent legal status of Durango Gold and its affiliates, as well as current legal title, material terms of all agreements, and material environmental and permitting information that pertains to the Claudia project. Mr. Weiss has therefore relied fully upon information and opinions provided by Durango Gold and Mr. Rafael Cereceres Ronquillo of Cereceres Estudio Legale in Chihuahua, Chih., a mining attorney for Durango Gold, with regards to the land tenure summarized in Section 4.2.

The author has relied fully upon information and opinions provided by Durango Gold's consultant, Sr. Juan Manuel Ceceñas of Servicios de Ingenieria Ambiental de Seguridad y Salud ("SIASS"), of Durango, Mexico. Sr. Ceceñas is an expert in environmental and permitting matters. Section 4.4, which pertains to environmental permits and liabilities, was provided through the author's discussions with Sr. Ceceñas in a meeting in Durango on May 15, 2018. In 2021, Durango Gold engaged Sr. Sacramento Corral, Ph.D., for environmental permitting and community agreements.

4.0 PROPERTY DESCRIPTION AND LOCATION (ITEM 4)

Mr. Weiss is not an expert in land, legal, environmental, and permitting matters and expresses no opinion regarding these topics as they pertain to the Claudia project. Subsection 4.2 was prepared with information from the mining concession title opinions dated January 18, 2018 by Sr. Rafael Cereceres Ronquillo, attorney for Durango Gold. Sr. Juan Manuel Ceceñas of SIASS, an expert in environmental and permitting matters, supplied the information contained in Section 4.4 and Section 4.5.

Mr. Weiss does not know of any significant factors and risks that may affect access, title, or the right or ability to perform work on the property, beyond what is described in this report.

4.1 Location

The Claudia project is located approximately 145km northwest of the city of Durango and 15km northwest of the town of Santiago Papasquiaro in the northwestern part of the state of Durango, Mexico (Figure 4.1). The property is centered on the historic El Papantón mining district near coordinates 25.09ºN latitude and 105.564ºW longitude, within the Santiago Papasquiaro 1:50,000 topographic map sheet (INEGI G13-C48).

Figure 4.1 Location of the Claudia Project


Claudia Project
N
1.6 km
Garame de Arriba
Coppel
Santiago Papasquiaro
Durango
Parral
Torreón
SINALOA
DURANGO
Culiacán
Durango
Mexico
Mazatlan
Zacatecas
80 km

4.2 Land Area

The Claudia property consists of 36 mining concessions (Figure 4.2) that total 6,435.4 hectares and are registered with the Mexican mining authority, the Direccíon General de Minas ("DGM"). The total area of the property is 6,437 hectares. Details of the individual concession names, title numbers, claim area and expiration dates are listed in Appendix A as extracted from the January 18, 2018 title opinion by Sr. Rafael Cereceres Ronquillo and information from Durango Gold.

Figure 4.2 Claudia Project Property Map
(Durango Gold, 2021)



Durango Gold concession outlines are shown in red, title numbers as listed in Appendix A; 3rd-party claims in black. 1:50,000 quadrangle G13-C48, 20-meter contours. UTM NAD27 grid lines at 1.0km spacing. White line is highway MEX 36. Powerline shown by black line with dots.

All of the claims have been surveyed by a registered mineral land surveyor as required under Mexican mining law. Mexican mining law provides full mineral tenure for exploration and exploitation to the owners of valid mining concessions, subject to annual minimum work expenditures (assessment) and the bi-annual payment of concession taxes, both of which increase with the age of the concessions. For the Claudia property, the 2021 concession taxes are estimated to total $90,000 ($1,800,000MXN). Durango Gold represents that the bi-annual tax due by January 1, 2021 has been paid and the concessions are in good standing. Under Mexican mining law, assessment expenditures also must be incurred each year for work done on the concessions.

A 7.5% annual tax on any profits from the extraction and sale of mineral commodities is also imposed under Mexican mining law. There is an additional 0.5% gross sales tax on mining production of gold, silver and platinum. Both of these are additional to the national corporate income tax at a rate of 30%.

4.3 Agreements and Encumbrances

The 36 mining concessions that comprise the Claudia property are, as of the Effective Date of this report, being transferred from Silverstone to Cielo Azul. Under the terms of the partnership and earn-in agreement dated February 9, 2021, Durango Gold can earn an ownership interest of 45% of Cielo Azul by investing $7,000,000 on exploration of the Claudia concessions over the 24 months ending February 8, 2023. Under the agreement, Durango Gold is obligated to spend $5,000,000 by the end of the first 12 months of the agreement. Another agreement negotiated prior to the formation of Durango Gold, between Sr. Fernando Berdegue and the owners of Silverstone, will allot Sr. Berdegue a 2.25% interest in Cielo Azul. This interest has been pledged by Sr. Berdegue to vest in favor of Durango Gold, thereby giving Durango Gold a 47.25% interest in Cielo Azul when the earn-in obligations are completed.

It should be noted that in the January, 2018 title report by Cereceres Ronquillo, the title to the La Concepción claim was held by Luis Bustamante Gurza. In the documents of Cielo Azul's corporate meeting of January 21, 2021, title to the La Concepción claim was listed under Sr. Ambrosio Celis Ontiveros. Mr. Weiss has no information on whether title to the La Concepción claim is being transferred to Cielo Azul.

The surface estate of the Claudia property is held by multiple local communities ("comunidades"), one "ejido" and by a single private land owner. These include the El Cazadero, Herreras y Pascuales, Meleros and Garame de Abajo comunidades, and the Cambray ejido, which together hold the majority of the surface tenure of the Claudia concessions. Surface ownership of a small portion of the property is held by Sr. Diego Contreras. Mexican mining law provides a legal framework for establishing surface rights to enable exploration and exploitation of mineral resources from areas where the surface estate is owned by ejidos and communities. Durango Gold represents it has obtained permissions for access to conduct exploration activities within the El Cazadero and Herreras y Pascuales portions of the Claudia concessions. Permission has also been obtained from Sr. Diego Contreras, the private land owner, for access to conduct exploration activities. These surface access permissions are summarized in Table 4.1.

Table 4.1 Surface Access Permissions

Surface Owner	Agreement Type
Comunidade El Cazadero	Letter
Comunidade Herreras y Pascuales	Letter
Comunidade Garame de Abajo	pending
Comunidade Meleros	pending
Ejido Cambray	pending
Sr. Diego Contreras	verbal

4.4   Environmental Liabilities

There are no environmental liabilities within the Claudia property known to the author. Un-reclaimed drill roads and drill pads from 1994 and 2007 predate the implementation of the Norma Oficial Mexicana NOM-120-SEMARNAT-2011 ("Norma 120-2011"), the Mexican federal environmental regulation that is currently applicable to disturbance of lands for exploration and mining activities. There are several areas of historical mine waste-rock piles and an area of stockpiled mineralized material (approximately 2,000 cubic meters), associated with artisanal and small-scale commercial mining that are believed to pre-date the mid-1990s.

4.5   Environmental Permitting

Exploration activities such as rock and soil sampling, geological mapping and geophysical surveys can be conducted without environmental permits. Drilling and mechanized trenching would require the filing of an Informe Preventivo with the Secretaría de Medio Ambiente y Recursos Naturales ("SEMARNAT") if there is minimal construction of access roads and little or no cutting of trees. If significant construction of access roads and drill pads are required, it would be necessary to obtain approval from SEMARNAT of a Manifestacion de Impacto Ambiental ("MIA"). Surface access and/or use agreements with the owners of the surface estate are required for the application of both the Informe Preventivo and MIA.

As of the Effective Date of this report, there are no environmental permits in place for the recommended exploration work proposed for the Claudia project in Section 26.0 Recommendations.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY (ITEM 5)

The information summarized in this section is derived from publicly available sources, as cited. The author has reviewed this information and believes this summary is materially accurate.

5.1 Access to Property

Access to the Claudia project is typically from the city of Durango via paved highways MEX 45 and MEX 23 for approximately 150km north and west to the city of Santiago Papasquiaro, then another 10km north on highway MEX 23 to the junction with the paved, two-lane highway MEX 36. Proceeding west on MEX 36, the Claudia property is transected by highway MEX 36 and accessed via a network of improved, but unpaved roads that intersect MEX 36 approximately 13km west of the junction with MEX 23. The northern part of the property is accessible via 3.1km along unpaved roads from highway MEX 23, turning west from MEX 23 approximately 19.5km north of Santiago Papasquiaro. Many of the unpaved roads within the property are suitable for 2-wheel drive vehicles, but 4-wheel drive is recommended during periods of wet weather and may be required for some roads at all times.

5.2 Climate

The climate in the region is semi-arid and characterized by moderate temperatures during the summer months with cooler temperatures in the winter months that at times may reach a few degrees below 0°C. Snowfall is infrequent and generally less than a few centimeters but can occur from December through February. Maximum temperatures of approximately 30ºC to 35°C are reached during the summer. The rainy season extends from July through November with occasional rain during December and January. The average annual precipitation is approximately 200mm, but during wet years rainfall reaches 800mm. Mining and exploration can be conducted year-round.

5.3 Physiography and Vegetation

Elevations range from 1,800m to 2,900m within the property. The topography is moderately rugged with high, flat ridges surrounded by valleys and canyons. Most of the property is forested with mixtures of pine and oak trees. Other vegetation consists of grasses, mesquite, huizache and crasicaule bushes.

5.4 Local Resources and Infrastructure

The nearest population center, Santiago Papasquiaro, is a city of approximately 26,000 inhabitants and is less than one hour by car from the Claudia project. Fuel, supplies, communications, accommodations and rural health clinics, as well as a skilled labor force are available in Santiago Papasquiaro. Diesel construction and mining equipment, and engineering, banking, and mining services are available in the city of Durango, which has a population of approximately 570,000, about three hours by car from the project. There is a large labor pool with mining, construction, administrative and engineering skills in the city of Durango. Drilling and contract mining companies are located in Durango, and there is a large and modern commercial assay and metallurgical laboratory there as well.

Water for exploration drilling is believed to be available from the historical underground workings in the Aguilareña portion of the property, which are reported to be flooded below a depth of 25m from the surface. The author has no further information on the availability of groundwater and water rights within the project area.

Although much of the topography within the property is rugged, there are several areas that would be potentially suitable for siting mine infrastructure such as buildings, and waste-rock and tailings storage facilities. A few small buildings and a partly dismantled, 30 tonnes-per-day flotation plant from the 1980s or early 1990s comprise what has been referred to by Luevano Pinedo et al. (2002) as the "Claudia mine" near the Aguilareña shaft, which has an intact steel headframe.

Electrical power is potentially available from the regional power grid. A major regional powerline crosses the property along highway MEX 36 (Figure 4.2).

As of the Effective Date of this report, surface rights sufficient for a mining operation have not been negotiated with the owners of the surface estate.

6.0   HISTORY (ITEM 6)

The information summarized in this section has been extracted and modified to a significant extent from Christopher (2005), Luevano Pinedo et al. (2002), and other sources as cited. The author has reviewed this information and believes this summary is materially accurate.

6.1   Exploration History Pre-1991

The Claudia property includes nearly all of the historic El Papantón mining district (Figure 6.1), where at least nine small mines of un-recorded and likely small production were operated and abandoned prior to the early 1990s. It is not known when mining began in the district, but for some time between about 1900 and the 1960s the mines of the district were owned by José Ramón Valdes (Luevano et al., 2002).

Figure 6.1 Historical Mines and Prospects of the El Papantón Mining District
(from Luevano Pinedo et al., 2002)



Sr. Valdes, who was the governor of the state of Durango in 1930-1931 and 1947-1950, sold the property to Compania Minera San Gregorio ("San Gregorio") which operated a 50 tonne-per-day mill in the 1960s, exploiting the Aguilareña, Mark Twain and Santa Teresa veins. Production by San Gregorio was not reported by the Consejo de Recursos Minerales ("CRM"), which is now known as the Servicio Geologico Mexicano ("SGM"), but from the size of the mill, workings and dumps, the production was small.

The Aguilareña vein system and its southern continuation, known as the Tres Reyes vein, were developed by San Gregorio from workings at the Arroyo Aguilareña and the Arroyo Tres Reyes. This part of the district became known as the Claudia mine. A longitudinal section in Christopher (2005) shows the Aguilareña workings include a shaft and three levels, two of which are stated to be the 2280 and 2305 levels, respectively. The Aguilareña shaft was eventually extended to a depth of approximately 95m, but the workings are flooded below the 25m depth of the first level (Luevano Pinedo et al., 2002). The Tres Reyes workings included a 180m adit that ended near the 60m Tres Reyes shaft and a partially developed 2285 level off the shaft (Christopher, 2005). These workings were referred to as the "3 Reyes mine" by Sáenz Reyes (1980) with four levels at depths of 17m, 23m, 41m and 49m, respectively. Other small mines of unknown age were present along the sub-parallel Guadalupana vein system about 0.5km to the east, and at locations 3km to 4km to the southeast at Mina Vieja, Mina de Oro and La Providencia (Figure 6.1). The historical prospects and small mines are shown relative to the Claudia property boundary in Figure 6.2.

Figure 6.2 Historical Prospects and Mines in the Claudia Property



Blue lines show limits of Claudia concessions; red lines show third party inlier claims; hachured lines are unpaved access roads; 5km UTM grid lines, WGS84.

In 1980, the CRM rehabilitated portions of the "3 Reyes" workings and carried out underground mapping and sampling under a contract with Maria del Carmen Cerrillo Enriquez who owned the Claudia concessions at that time (Sáenz Reyes, 1980). A total of 96 samples were collected from three levels and 26 samples were taken from the waste dump as summarized in Table 6.1. Sáenz Reyes (1980) concluded that gold and silver grades diminished with increasing depth but defined a zone 50m in length that they considered potentially exploitable as summarized in Section 6.4.

Table 6.1 1980 CRM Samples,"3 Reyes" Workings from Sáenz Reyes (1980)

Level	No. Samples	Ave Vein Width (m)	Gold (g/tonne)	Silver (g/tonne)
1	34	1.77	8.21	363
2	12	1.25	4.76	356
3	23	1.56	2.26	209
4	27	1.12	2.02	151
Waste Dump	26		4.5	421

Grupo Gaytan, S.A. de C.V. of Torreon, Coahuila, owned the Claudia mine in the 1980s and optioned it to BP Minerals and Peñoles, but no significant work was completed. According to Christopher (2005), in 1985 the CRM conducted channel sampling of the Aguilareña and Mark Twain veins on level 1 in the "Claudia mine", which may have been a reference to the 25m level of the Aguilareña workings, but Mr. Weiss has no documentation of this work. Citing an internal report of Compania Minera Bacis from December of 1985, Christopher (2005) stated: "*A 180 metre section of the Mark Twain vein averaged 7.8 g/t Au and 494 g/t Ag over a 1.5 metre width. An 8 metre section of the Veta Aguilareña vein averaged 5.0 g/t Au and 480 g/t Ag over 1.0 metre*".

This may have been a reference to a study by Cruz (1986) summarized by Luevano Pinedo et al. (2002) who described the Claudia to consist of three underground workings: Mina Claudia, Mina Santa Laura, and Mina Aguilareña.

6.2   1991 – 2003 Exploration by Compania Minera Bacis

In 1991, Compania Minera Bacis, S.A. de C.V. ("Bacis") optioned the Claudia property. By 1994, Bacis drilled a total of at least 4,346m in 33 diamond core holes collared at the surface but some of the data was lost (Christopher, 2005). Surface drilling carried out by Bacis is summarized in Section 10.0. The Bacis drilling tested the Aguilareña – Tres Reyes vein system, part of the Guadalupana vein, and small areas near the Providencia mine and Mina Vieja. Bacis acquired the property after the drilling and, in 1994, completed 3,057m of drifts, raises, and the 94m Aguilareña shaft (Christopher, 2005).

Underground sampling and drilling were conducted by Bacis (Christopher, 2005) but records of the Bacis exploration and development at the Aguilareña area are incomplete. No original-source data from this work has been obtained by Durango Gold, as of the Effective Date of this report, and the author believes the original data has largely been lost. The author is unaware of any information on the sampling, drilling and analytical methods and procedures used by Bacis, and no surface or underground geologic maps are available from the Bacis work.

Very limited and incomplete information from the Bacis surface drilling and underground sampling was compiled during the mid-2000s by later operators (see Section 6.3). This included drawings of the Bacis underground drifts on three levels that were accessed from the Aguilareña shaft (Figure 6.3), as well as underground sample locations. It is not known to the author if these drawings show all of the Bacis-era workings. The drawings indicate samples were taken on lines perpendicular to the drifts at approximately 2m intervals. In most cases two or three samples were taken on each numbered line, but no sample numbers are shown on the drawings.

Figure 6.3 Bacis Aguilareña Levels Map, Aguilareña Area



Level outlines from 2007 files of Silverstone Resources (see Section 6.3); elevations derived from 2007 Silverstone ACAD file are approximate; red lines are third-party inlier claims; UTM grid at 200m, WGS84

Incomplete gold and silver assay tables were also compiled by later operators, in part containing sample numbers and line numbers, some of which correspond to locations on Level 1, but the author is not aware of assay results for samples on Level 2 and Level 3. The compiled level drawings and assay results are presented in Figure 6.4.

Figure 6.4 Gold and Silver Assay Map for Bacis Aguilareña Level 1



Level outlines and gold and silver assays from files of Silverstone Resources (see Section 6.3); elevations from Silverstone ACAD file ("Bacis UG planta y seccion P.Claudia_07_01_12.dwg") are approximate.

Available records indicate that the sample lengths were mainly in the range of 1.5m to 0.4m, with a median length of 0.7m. Nothing is known of the laboratory or the quality assurance/ quality control methods used by Bacis for the underground samples, or the accuracy of the results, and no data verification is feasible as of the date of this report. Nevertheless, if the recovered Bacis sample data are reasonably correct, there are two separate, convergent veins with locally attractive gold and silver grades that were exposed in the Level 1 workings (Figure 6.4 and Figure 6.5). Twenty-four samples contained gold grades >10g Au/t with a maximum of 147g Au/t (over 0.6m). The recovered sample results average 2.28g Au/t and 143g Ag/t with an average Ag:Au ratio of 74:1 for samples with ≥0.5g Au/t.

Figure 6.5 Bacis Underground Gold and Silver Sample Results



6.3   2004 – 2007 Capstone and Silverstone Exploration

Capstone Mining Corp. ("Capstone") optioned the Claudia property from Bacis in January of 2004. The property ownership was transferred from Bacis to Silverstone S.A. de C.V., at that time a Mexican subsidiary of Capstone, under the terms of a restated option agreement dated November 30, 2005.

Capstone and then Silverstone compiled and digitized at least some of the drawings and data from the Bacis underground sampling and surface drilling, and carried out surface mapping and sampling between 2004 and 2007. The surface traces of portions of the major veins of the property were delineated and sampled, including veins in the Aguilareña – Tres Reyes, Guadalupana, El Cristo, La Concepcion, and Lizeth areas (Christopher, 2005). Records from the Capstone/Silverstone work are fragmentary and incomplete. A map of the central 1/3rd of the property, dated 2007, and a vein map for the central portion of the Lizeth area comprise the only surface geologic data recovered from the Capstone/Silverstone exploration as of the Effective Date of this report.

According to Christopher (2005), 757 rock samples were collected by Capstone/Silverstone geologists during May through October of 2004 and were analyzed by ALS Chemex. Durango Gold has recovered the location coordinates and gold and silver assays for a total of 488 surface samples from the Aguilareña – Tres Reyes and Lizeth areas. Assay results for arsenic ± barium, ± copper, ± manganese, ± mercury, ± molybdenum, ± lead, ±antimony, ± zinc have also been recovered for a majority of the Capstone/Silverstone samples. The aerial distribution of these samples and the gold and silver assay results are summarized in Figure 6.6 and Figure 6.7. Sample widths varied from un-reported to 10m, with a median of 1.6m, but the author has no information on the methods used to collect the samples (e.g. chip versus channel). About 3.3% of the samples were recorded as "float" and "grab" samples.

Silverstone drilled 10 core holes in 2007 in the Aguilareña area for a total of 1,945m. Silverstone's drilling results are summarized in Section 10.0. Mr. Weiss has no records of any further work conducted on the property by Silverstone following completion of the 2007 drilling. In June of 2009 Silverstone was purchased by Silver Wheaton Corp. Late in 2009, Silver Wheaton sold Silverstone to a group of private Mexican investors.

Mr. Weiss is not aware of any work done on the Claudia property during 2008 through 2020 and infers the property was idle. In January 2018, Tonogold entered an option agreement to acquire the Claudia property from Silverstone. Mr. Weiss visited the property for one day in May of 2018 but Tonogold did not complete the acquisition and did not conduct exploration of the property. Silverstone assigned the ownership of the Claudia property to Cielo Azul in January of 2021 and initiated the transfer of title of the Claudia mining concessions to Cielo Azul. Durango Gold entered into a partnership and earn-in agreement with Cielo Azul in February of 2021. Exploration conducted by Durango Gold is summarized in 9.0.

Figure 6.6 Capstone/Silverstone Gold and Silver in Rock Samples, Aguilareña – Tres Reyes



Hachured lines are roads; blue lines are Claudia concession boundary; red lines are third-party inlier claims; 20m elevation contours; UTM grid lines at 1km spacing; WGS84.

Figure 6.7 Capstone/Silverstone Gold and Silver in Rock Samples, Lizeth Area



See Figure 6.2 for the location of the Lizeth prospect and inset relative to concession boundaries; red lines are quartz veins from 2007 map by Silverstone. 20m elevation contours, UTM WGS84.

6.4   Historical Mineral Resource Estimates

During the 1980s several mining concessions and their historical workings within the Claudia property were evaluated on an individual basis by geologists of the CRM. Surface and underground channel samples were taken from vein exposures accessible at the time. The CRM geologists used the assay data, together with measured vein widths, estimated vein lengths and down-dip extents, and assumed density factors, to estimate tonnages and grades of what they considered to be potentially exploitable mineralized material. These estimates were summarized as part of the El Papantón district report by Luevano Pinedo (2002) and are compiled in Table 6.2. The 1980s estimates in Table 6.2 predate implementation of NI 43-101, are relevant only for historical interest and should not be relied upon.

Table 6.2   Compilation of 1981 - 1989 CRM Estimates of Mineralized Material

(data compiled from Luevano Pinedo et al., 2002)

Concession or Mine Working	CRM Mineralized Material Type	Tonnes	Gold (g/t)	Silver (g/t)
Claudia	dumps	1,500	1.4	83.4
Aguilareña	"reservas probables"	6,500	4.2	219
Aguilareña	"reservas posibles"	27,900	3.5	209
Mina Santa Laura	"reservas probables"	1,100	3.5	243.8
Mina Vieja	"reservas posibles"	65,900	7.4	379.8
Mina Vieja	dumps	300	10.3	431.2
Mina La Guadalupana	"reservas probables"	3,800	5.2	76
Mina La Guadalupana	"reservas posibles"	15,600	0.5	24
Mina La Guadalupana	dumps	3,100	4.7	110.1
La Luz	"reservas posibles"	25,900	3.7	227.2
Mina Providencia	"reservas positivas"	1,500	3.4	146.1
Mina Providencia	"reservas probables"	9,000	4.5	154.3
Mina Providencia	"reservas posibles"	79,900	1.2	59
Total All Types		**242,000**	**3.72**	**190**

The above historical classifications are not in accordance with the CIM Standards. The exact differences in classifications are not known to the author because most of the methods and procedures used for the estimation and classification are not known. The author has not done sufficient work to classify these historical estimates as current resources or reserves, Durango Gold is not treating these estimates as current resources or reserves, and the reader is cautioned that these estimates should not be relied upon.

In 1994, Bacis utilized information from underground development on three main levels accessed from the Aguilareña shaft, surface drilling and underground drilling to estimate reserves and resources for the Aguilareña area of the Claudia project. These historical estimates were summarized in a 2003 internal report to Capstone by Enriquez (2003) and the technical report of Christopher (2005). The Bacis estimates predate implementation of NI 43-101 and are relevant only for historical interest. These historical estimates are summarized in Table 6.3.

Table 6.3 Historical Claudia "Reserves and Resources", 1994 Bacis Estimate
(from Christopher, 2005)

RESERVE* CATEGORY	TONNES	GRADE (g/tonne)		CONTENTS (oz)	
		Ag	Au	Ag	Au
Proven	68,863	205	3.94	453,920	8,724
Probable	56,273	195	3.64	352,837	6,586
Broken	4,920	153	2.80	24,205	443
Total Reserves	130,056	199		830,073	15,753
Potential Resources**	12,420,540	193	3.80	77,079,235	1,517,622

Christopher (2005):   * *The historic reserves were based on a silver price of US $5.10/oz and a gold price of US $285/oz, calculated in areas with results from underground workings and diamond drilling.*
*** Represents 40% of vein material modeled by Bacis over a projected 300-350m vertical extent that may involve little or no sampling.*

The above historical classifications are not in accordance with the CIM Standards. The exact differences in classifications are not known to the author because most of the methods and procedures used for the estimation are not known, and most of the underground and drilling sample data are not available and are not verifiable. The author has not done sufficient work to classify these historical estimates as current resources or reserves, Durango Gold is not treating these estimates as current resources or reserves, and the reader is cautioned that these estimates should not be relied upon. A long section for the Aguilareña area showing the Bacis estimates reported by Christopher (2005) is presented in Figure 6.8.

Figure 6.8 Bacis Long Section Showing Estimated Mineralized Material, Aguilareña Area
(modified from Christopher, 2005)



Note: the elevation line labeled "2,000 masl" is incorrect and should be 2,200m to be consistent with the elevation of the shaft collar and Silverstone ACAD file ("Bacis UG planta y seccion P.Claudia_07_01_12.dwg")

6.5   Past Production

Mr. Weiss is not aware of any historical production records for the mines and prospects within the Claudia property, although there was historical production as evidenced by waste dumps and underground workings with mined stopes.

7.0 GEOLOGIC SETTING AND MINERALIZATION (ITEM 7)

The information presented in this section of the report is derived from multiple sources, as cited. The author has reviewed this information and believes this summary accurately represents the Claudia project geology and mineralization as it is presently understood.

7.1 Regional Geologic Setting

The Claudia project is situated in the eastern part of the Sierra Madre Occidental ("SMO") geologic province, near the transition to the adjacent Basin-and-Range and Mesa Central province of central Mexico (Figure 7.1). The SMO is characterized by voluminous felsic and lesser intermediate-composition volcanic rocks, erupted during Oligocene time, that form a 1,200km-long, approximately 2.5km-high plateau and adjacent mountain ranges incised by deep canyons.

Figure 7.1 Regional Geologic Setting of the Claudia Project, Durango, Mexico
(modified from Aranda-Gómez et al., 2015)


North American plate
Pacific plate
Sierra Madre Occidental
Mesa Central
Claudia Project
M = Mazatlán
P = Punta Piaxtla
D = Durango volcanic field
R = Rodeo-Nazas area
O = Río Chico-Otinapa graben
P
M
N
0
500 km
East Pacific Rise
Rivera plate
Trans-Mexican Volcanic Belt
Basin and Range province
Unextended terrain

The upper elevations of the SMO plateau and adjacent ranges consist of thick sequences of Oligocene rhyolite ash-flow tuffs and lava flows, as well as units of bedded tuffs, conglomerate and lesser quantities of andesitic lava and debris-flow deposits. Throughout the SMO, from southern Sonora through Durango, to northern Jalisco and adjacent parts of Sinaloa and Chihuahua, the entire Oligocene volcanic sequence is commonly referred to as the informal upper volcanic sequence (e.g. Aranda-Gómez et al.; 2015) or "UVS". Exposures at lower elevations in many of the canyons in the SMO show the UVS unconformably overlies andesitic volcanic, volcanic-sedimentary and plutonic rocks of Cretaceous through Eocene ages. The andesitic volcanic and interbedded volcanic-sedimentary units are broadly known as the informal lower volcanic sequence ("LVS") of McDowell and Keizer (1977).

In many locations, the rocks of the LVS are folded and metamorphosed to lower greenschist facies mineral assemblages, but the rocks of the UVS are not metamorphosed and are little deformed. The margins of the SMO have been affected by middle Miocene and younger regional extension, manifested by numerous north- to northwest-trending normal faults of the Basin-and-Range province (Figure 7.1).

7.2   Property Geology

The geology of the El Papantón mining district and the Claudia project area has been described by Luevano et al. (2002; 2003), and much more briefly by Christopher (2005). The property is centered on a northwest-elongate erosional window of andesite, andesitic volcanic breccia and interbedded rhyolite tuffs that form the lower portion of the UVS (map unit ToA-BvA, "Sequencia Volcanica Superior" of Luevano et al., 2002; 2003) as shown in Figure 7.2 and Figure 7.3. This andesitic unit is overlain by a map unit of rhyolitic volcanic breccia and tuff, which is in turn overlain by as much as several hundred meters of variably welded rhyolite ash-flow tuffs (Figure 7.2 and Figure 7.3). Dips are mainly to the west or northwest at 5° to 20° (Luevano et al., 2002). On the eastern, lower slopes of the informally named Cordon de San Juan, east of the La Escondida and Guadalupana workings (Figure 6.2), the andesitic rocks of SGM map unit ToA-BvA overlie a thick unit of welded rhyolite ash-flow tuff informally named the tuff of San Juan de Abajo. A flow-banded dacite plug or dome of significant extent is exposed in the arroyo north of the Don José prospect.

Andesite of the Eocene and older LVS ("LVG" of Christopher, 2005) has not been identified within the property by the SGM (Luevano Pinedo et al., 2002, 2003), and was not observed by Mr. Weiss during his site visits, although Cristopher (2005) assigned the andesitic rocks to the LVS, perhaps erroneously.

Several prominent normal faults, striking N10°W to N30°W, cut all of the rock units as shown by the black hachured lines in Figure 7.2. Some of these faults dip to the west and others dip to the east as shown by the direction of the hachures.   Fault dips are in the range of 80° to about 60°.

7.3   Mineralization

Gold-silver mineralization at the Claudia project is found in an array of sub-parallel to anastomosing epithermal quartz veins within north- to northwest-striking faults, and in sheeted-vein and vein-stockwork zones between vein splays and near vein intersections (Solis y Campos, 1979; Sáenz Reyes, 1980; Luevano Pinedo et al., 2002). South of highway MEX 36, the veins are mainly hosted by andesitic rocks of map unit ToA-BvA. In places, the veins are hosted by rhyolite ash-flow tuff within the regional TaA-BvA sequence, such as east of the Guadalupana workings. Veins and associated hydrothermal alteration in the Aida and Lizeth areas north of the highway are clearly hosted within the upper rhyolitic part of the UVS (map unit ToIg in Figure 7.2) as well as a diorite stock intruded into the UVS at the Lizeth area.

Figure 7.2 Generalized Geologic Map of the Claudia Project Area
(modified from Luevano et al., 2003)


N
DISTRITO MINERO EL PAPANTÓN
440,000E
2,775,000N
ToTR
ToPD
ToA-BvA
Tolg
ToBvR-TR
FALLA LOS PICACHOS
FALLA LA GUADALUPANA
0
2,000
meters

Note: blue lines show limit of Claudia property concessions. Red outlines are 3rd-party claims. Black UTM NAD27 grid lines at 5km spacing. Paved highway MEX 36 in black and white dashed line. See Figure 7.3 *for map legend and symbology.*

Figure 7.3 Stratigraphic Column and Map Legend for Map of Figure 7.2
(from Luevano et al., 2003)



Major veins, such as the Guadalupana vein which dips to the west, can be traced intermittently for about 5.1km, plus another 1.5km if it connects with the veins at the La Providencia prospect (Figure 7.4 and Figure 7.5). East-dipping veins at El Cristo (incorrectly shown as the Los Cristos vein by Christopher, 2005), the Don José zone, La Concepción and the Santiaguera vein are not continuous but are aligned over a distance of about 7km along the Santiaguera fault (Figure 7.5). Christopher (2005) reported that the northern part of the Aguilareña vein, which strikes north, merges with the northern part of the Guadalupana vein.

Figure 7.4 Distribution of Principal Veins and Historical Workings


El Cristo
445,000
vein zones,
not yet mapped
MEX High-
way 36
Don José
2,775,000
2,775,000
Aguilareña
Guadalupana
La
Concepcion
Mark
Twain
Aguilareña
shaft
Tres
Reyes
Noche Buena,
El Grullo
Margaritas
Santa
Laura
Santiaguera
Mina Vieja
Mina de Oro
0
1,000
meters
La Providencia
445,000

Note: blue lines are limit of Claudia property concessions. Long red dashes show veins from Silverstone map; short red dashes based on Luevano Pinedo et al. (2003), dotted where inferred. Solid red outlines are 3rd-party claims. 20m elevation contours.

Figure 7.5 Geologic Map and Principal Gold-Silver Veins, Central Part of Claudia Property
(compiled from Luevano et al., 2003, and undated Silverstone vein map)



Note: blue lines are limit of Claudia property concessions. Long red dashes show veins from Silverstone map; short red dashes based on Luevano Pinedo et al. (2003), dotted where inferred. Solid red outlines are 3rd-party claims. Black grid lines at 1km spacing, UTMWGS84. See Figure 7.3 for map legend and symbology.

Mineralized veins in the project area largely vary from about 0.2m to 3.5m in width (Table 7.1), with wider zones of stockwork near vein intersections (Luevano-Pinedo et al., 2002). Widths of 0.5m to 15m have been reported for the Aguilareña vein and widths of 1.0 to 15m have been reported for the Guadalupana and Santiaguera veins, respectively (Christopher, 2005). Veins in the Lizeth area mapped by Silverstone mark a "horse-tail" pattern with closely-spaced or sheeted vein zones of 50m to 100m in width (Figure 6.7) Reconnaissance observations by the author and Durango Gold geologists indicate the Lizeth veins and silicified zones extend about 750m to the south, and at least 500m to the north of the horse-tail area mapped by Silverstone (Figure 7.6).

Table 7.1 Reported Average Vein Widths (Luevano-Pinedo et al., 2002)

Vein Name	Ave. Width (m)
Aguilareña-Tres Reyes	1.6
Mark Twain	1.6
El Zorillo (Mark Twain)	0.8 - 1.3
Santa Laura	0.7
Guadalupana	3.8
Mina Vieja (Guadalupana)	1.6
Mina de Oro (Guadalupana)	1.5
Noche Buena (Guadalupana)	1.1
El Grullo (Guadalupana)	1.1
La Providencia (Guadalupana?)	1.4
La Luz	0.4
El Cristo	1.0
San Martin (El Cristo)	1.3
Santiaguera	0.5 - 3.0
La Concepcion vn 1 (Santiaguera)	0.8
La Concepcion vn 2 (Santiaguera)	0.8

Note: vein name in parentheses follows vein reported by prospect or workings name.

Throughout the project area the veins consist mainly of finely-banded, crustiform to cockade textured and locally drusy, clear to light grey quartz, with small amounts of calcite and minor chlorite in places. Zones of silicified and vein-cemented, brecciated wall-rocks ± fragments of earlier-formed quartz vein material are present within and/or as borders to the veins in places. Lattice textures characteristic of bladed calcite replaced by quartz, and quartz-after-calcite boxwork textures, are locally present in the veins. Much of the quartz is very fine-grained but varies to medium-grained and comb-textured locally. Petrographic studies indicate the veins, where unoxidized and mineralized, contain small quantities of pyrite ± lesser amounts of native gold, electrum, sphalerite, argentite, native silver, galena, and chalcopyrite (Luevano Pinedo et al., 2002 and references cited therein).

The reader is referred to Sections 6.1, 6.2 and 6.3 for summaries of assay data for historical surface and underground samples collected at the Claudia project by the CRM, Bacis and Silverstone. Assays of channel samples collected at the surface and in various underground workings during studies by the CRM have been summarized by Luevano Pinedo et al. (2002). In general, gold grades in the CRM samples spanned a range from about 0.3g Au/t to 10g Au/t, with silver grades generally in the range of about 10g Ag/t to 350g Ag/t. The highest-grade sample was taken from the Aguilareña vein on level 1 with 31.5g Au/t and 1,159g Ag/t over a width of 0.7m (Luevano Pinedo et al., 2002).

Figure 7.6 Lizeth Horse-Tail Vein Pattern and Un-Mapped Vein Extents


2,780,000
441,000
442,000
2,780,000
Vein zone
not yet mapped
Shania Twain
vein
Lizeth vein
2,779,000
2,779,000
Veins and
alteration
zones
not yet mapped
0
250
meters
MEX High-
way 36
441,000
442,000

Note: entire area of figure is within the Claudia property concessions, central vein swarm taken from Silverstone files dated 2007. Grid lines at 1km spacing, UTMWGS84; 20m elevation contours.

Results from Silverstone's rock samples show that the incompletely mapped veins in the Lizeth area contain lower gold and silver grades compared to surface exposures of the Aguilareña – Tres Reyes, Guadalupana and nearby veins (Figure 7.7; see also Figure 6.6 and Figure 6.7). At Lizeth the veins contain more abundant lattice texture and commonly consist of fine-grained to chalcedonic quartz, locally with relict opaline textures. The Lizeth veins may represent a somewhat shallower level of erosion, consistent with their location at elevations of as much as 140m higher than the Aguilareña – Tres Reyes exposures. In all areas sampled by Silverstone, concentrations of lead, zinc and copper are low, averaging less than about 50g/t and rarely exceeding 300g/t.

Figure 7.7 Gold and Silver in Silverstone Surface Samples by Area


Scatterplot of Ag_ppm against Au_ppm; categorized by Area
All in Silverstn_Surf_all_SW01 17v*488c
500.0
50.0
5.0
0.5
Ag_ppm
0.005
0.050
0.500
5.000
50.000
Au_ppm
Aguil Tres Reyes Guadalupana
Lizeth

Host rocks adjacent to the veins have been silicified with the addition of quartz in micro-veinlets and small patches. This silicification transitions over a few meters, or less, to propylitic alteration characterized by chlorite, quartz, calcite, epidote and pyrite (Luevano Pinedo et al., 2002).

The primary control on gold-silver mineralization is its location within the veins and vein-cemented breccia, but Mr. Weiss has no specific information on the controls or distribution of grades within the veins. There is insufficient information available to define the continuity of mineralization. Also, very little is known of the depth extents or elevation limits of the mineralization. The deepest drilling by Bacis (see Section 10.2) penetrated mineralized veins about 200m below the surface in the Aguilareña-Tres Reyes area, at elevations of about 2,100m. In the same area, Silverstone's deepest drill hole intersected mineralization at an elevation of about 1,970m, or about 330m below the surface.

8.0   DEPOSIT TYPES (ITEM 8)

Presently known gold-silver mineralization in the Claudia project is located in dominantly quartz-filled veins with geological, textural, and mineralogical characteristics typical of the low-sulfidation class of volcanic-rock hosted, epithermal gold-silver deposits. At Claudia these include fault-controlled fissure veins, vein-breccias, sheeted veins, and stockworks.   Limited fluid-inclusion homogenization temperatures of 195°C to 204°C presented by Luevano Pinedo et al. (2002) are consistent with vein formation within the range of temperatures attributed to low-sulfidation epithermal deposits. Based upon the nature of the veins, the alteration and vein mineralogy, low base-metal contents, and the geologic setting, the gold and silver mineralization at the Claudia project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. This model was first developed by Lindgren (1900) based on his first-hand studies of the veins and altered wallrocks in the mines of the De Lamar Silver City district in southwestern Idaho. Since then, the model has been expanded and refined to encompass a great variety of mineral deposits worldwide (Simmons et al. 2005). Epithermal deposits are important sources of gold and silver that form at <1.5km depth and <300°C within aerially extensive hydrothermal systems. Such systems commonly develop in association with calc-alkalic to alkalic magmatism.   Precious metal mineralization develops in zones of high paleo-permeability. Veins with steep dips are common and these tend to host high-grade mineralization (Simmons et al., 2005).

9.0   EXPLORATION (ITEM 9)

Durango Gold has recently initiated exploration work at the Claudia project. Mr. Weiss has been in continual communication with Durango Gold's geologists and believes the information presented below is an accurate summary of the exploration conducted as of the Effective Date of this report.

9.1   Geologic Mapping and Rock Sampling

Durango Gold has carried out geologic mapping of the Aguilareña – Tres Reyes area at a scale of 1:2,000 as shown in Figure 9.1. The mapping is providing Durango Gold with an understanding of where and how the style of veins and mineralization vary in width, dip and presence of adjacent wall-rock involvement. This mapping is on-going to the north and south, and will be an important foundation for planning future drilling in this area.

Rock-chip and channel sampling has just commenced as of the Effective Date of this report and no results are available yet. Channel samples of a nominal 1.5m length or less are cut across vein and breccia outcrops using a portable electric masonry cutter. Two parallel grooves about 7cm apart are cut to a depth of approximately 5cm. The portion between the grooves is then broken free and removed using a hammer and chisel, and placed in pre-numbered plastic sample bags. A numbered sample ticket is placed into the sample bag and the bags are closed with ties.

9.2   Reconnaissance

Reconnaissance traverses were carried out in and north of the Lizeth zone to understand the nature and extent of the Lizeth vein system. These traverses indicate the Lizeth veins extend at least 500m north of the area mapped by Silverstone, and potentially may continue further along a north-trending fault zone. Significantly, a zone of crustiform quartz vein and vein-cemented breccia within rhyolite ash-flow tuff was discovered approximately 3.9km north of the Lizeth mapped veins along the projection of the Lizeth vein and fault trend (Figure 9.2). The north and south extents of this northern vein zone have not been defined and it is not known if it is continuous with the Lizeth vein system, or perhaps comprises an isolated zone along the projection. Sampling has not yet been conducted and it is not known if the northern zone is mineralized with gold-silver, but vein and breccia textures are similar to the Lizeth and Aguilareña – Tres Reyes veins. The area between the Lizeth and northern zone is considered highly prospective and merits further work.

Figure 9.1 Durango Gold Geologic Map of the Aguilareña – Tres Reyes Area


LITOLOGIA
Aluvión
Andesita
Andesita inferida
Terrero
ESTRUCTURAS
Brecha sili
Veta
Falla
Fractura
Vetillas
ALTERACIÓN
Argi/ox
SIMBOLOGIA
Pozo
Tiro
Terrero
Cata/Tajo
Frente
Veta Aguilareña
VETA SAN LUIS
VETA NUEVA
Zona de alteración con Vetilleos de qtz.
Mina Aguilareña
CLAUDIA
EXP- 2/14 T-172032
Veta W
Mina Tres reyes
0
100
metres
441,700 mE
441,800 mE
441,900 mE
PLANO DE AVANCE_31 MARZO_2021

Grid markers at 100m spacing, UTMWGS84.

Figure 9.2 Quartz Vein and Vein-Breccia Location North of Lizeth



Hachured lines are roads; blue lines are Claudia concession boundary; 20m elevation contours; UTM grid lines at 1km spacing; WGS84.

10.0   DRILLING (ITEM 10)

All of the drilling summarized in this section was completed by historical operators during 1994 and 2007 Durango Gold has not conducted drilling at the Claudia project. The information presented in this section of the report is derived from multiple sources, as cited. The author has reviewed this information and believes this summary accurately represents drilling done at the Claudia project.

10.1   Summary

Maps and other records in the possession of Durango Gold indicate a total of 6,292m have been drilled in 40 diamond-core holes as summarized in Table 10.1. According to Christopher (2005), Bacis drilled 33 core holes, but presently available records account for only 30 holes drilled (Table 10.1).

Table 10.1 Summary of Claudia Project Drilling

Company	Year	Area	Core Holes	Meters
Bacis	1994	Aguilareña - Tres Reyes	16	2,797
	1994	Guadalupana	7	680
	1994	La Providencia	5	529
	1994	Mina Vieja	2	340
Bacis Total			*30*	*4,346*
Silverstone	2007	Aguilareña	6	1,598
	2007	Tres Reyes	4	348
Silverstone Total			*10*	*1,946*
Project Total			*40*	*6,292*

Figure 10.1 and Figure 10.2 show the locations of the historical drilling at the Claudia project. A complete listing of drill-hole collar locations, azimuths, inclinations and depths is presented in Appendix B. It should be noted that the coordinates recovered for Bacis core hole SC-05 place the collar location east of the Guadalupana vein (Figure 10.1). This location is considered erroneous, probably due to a typographical error of 1,000m in the easting in the Bacis records, because the same records also state the hole was drilled into the Aguilareña vein.

Durango Gold has constructed a drilling database with the information provided by Silverstone. Assays were found in electronic files for all 10 of the Silverstone drill holes. Records of at least some of the Bacis drilling assays were found on a copy of a one-page image with hole numbers, collar information, and interval lengths with gold and silver values (the "Don Bartolo Bueno table"), but interval depths are missing from all but four of the 30 holes. It is not known if the listed interval assays represent a single sample from a single interval, or averages of multiple samples taken over these intervals. Similar information appears as annotations next to the Bacis hole traces on Silverstone plan maps and on longitudinal sections in Christopher (2005), but the down-hole depths of the noted intervals are not shown.

The author is not aware of any records of the Bacis drilling assays with down-hole depths and sample numbers.

Figure 10.1 Map of Central Claudia Project Drill Holes



Concession outlines are shown in blue; 3rd-party inlier claims in red. Brown dots are 1994 Bacis holes; blue dots are 2007 Silverstone holes.   20m contours; UTM WGS84. Grey hachured lines are unpaved roads and tracks. Hole SC-05 location is erroneous likely due to incorrect easting in Silverstone records from Bacis.

Figure 10.2 Drill Hole Map for the Mina Vieja and La Providencia Area



Entire area of figure is within the Claudia claim group; see Figure 7.4 . Brown dots are 1994 Bacis holes; UTM WGS84.

10.2 Bacis Drilling 1994

Bacis drilled 4,346m in 30 core holes in the Aguilareña – Tres Reyes, Guadalupana, Mina Vieja and La Providencia areas (Figure 10.1; Figure 10.2). The drilling contractor and drill rig type are not known. No drill logs have been recovered. Core from the Bacis drilling is stored near the Aguilareña shaft; mainly N- and B-size core was recovered. Much of the Bacis drill core is in poor condition, but the author recommends that Durango Gold attempt to salvage, make an inventory, and re-log that which is intact.

Results from the Guadalupana and Aguilareña – Tres Reyes drilling by Bacis, as reported by Christopher (2005), are shown in Figure 10.3 and Figure 6.8, respectively. All of the intersected mineralization is within the vein structures and therefore has dips in the 85º to 50º range. The exact relation between interval length and true thickness of mineralization is not known.

Figure 10.3 Guadalupana Longitudinal Section with Bacis 1994 Drill Holes
(from Christopher, 2005)



Note: references to historical resources in this figure are part of the historical Bacis estimates of 1994 reported by Christopher (2005) as summarized in Section 6.4. These resources are relevant only for historical interest and are not in accordance with the CIM Standards. The exact differences in classifications are not known to the author because most of the methods and procedures used for the estimation and classification are not known. The author has not done sufficient work to classify these historical estimates as current resources or reserves, Durango Gold is not treating these estimates as current resources or reserves, and the reader is cautioned that these estimates should not be relied upon.

Several discrepancies in interval lengths and grades have been found for the mineralized intersections in the long sections reported by Christopher (2005). For example, in Figure 6.8, it is reported that "DDH No. 7" intersected 3.60m with 11.62g Au/t and 62g Ag/t. The author believes this hole corresponds to Bacis hole "SC-7". According to the recovered Don Bartolo table, hole SC-7 penetrated two separate intervals: 1.04m with 1.58g Au/t and 50g Ag/t, and 3.28m with 7.02g Au/t and 70g Ag/t. In other cases the intervals and grades on the Christopher (2005) long sections are quite inconsistent with the intervals in the Don Bartolo table. Determining which intervals and grades are correct is not feasible with the information recovered from Silverstone. Unless further information is recovered, the author believes the Bacis drill hole information should be used only as an indication that gold-silver mineralization is indeed present, but at unverifiable grades and thicknesses.

The incomplete records available suggest shallow drilling at Mina Vieja and further south, at La Providencia, intersected weakly to modestly anomalous gold-silver mineralization. Grades of up to 0.85g Au/t and 29g Ag/t over 1.2m are recorded in the Don Bartolo table for hole SP-26 at La Providencia.

10.3   Silverstone Drilling 2007

Silverstone drilled 10 diamond-core holes for a total of 1,946m in 2007. Four of these holes tested the Tres Reyes vein and six tested the Aguilareña vein. Three holes (SCL-07-01, SCL-07-07 and SCL-07-09) returned grades of ≥2.0g Au/t, with a maximum of 3.87g Au/t (Table 10.2). The true thickness of mineralization is not known.

Major Drilling S.A. de C.V. of Hermosillo, Sonora, was the drilling contractor. HQ and NQ core sizes were recovered with conventional wire-line methods using a UDR-200 core drill. The drill core was logged on-site by Silverstone geologists who selected intervals to be sampled and assayed. The majority of the sample intervals were 1.0m in length, but intervals ranged from a maximum length of 1.23m to a minimum of 0.25m.

10.4   Drill-Hole Collar Surveys

There is no information on the methods and procedures used by Bacis or Silverstone to survey the drill collar locations in 1994 and 2007, respectively. However, during the May 14, 2018 site visit, Mr. Weiss used a hand-held Global Positioning System ("GPS") receiver to measure the coordinates for several of the Silverstone drill collars (see Section 12.1). In March of 2021, Durango Gold geologists used hand-held GPS receivers to measure coordinates for all of the Silverstone collar locations. Both the 2018 and 2020 GPS measurements were found to be in good agreement with coordinates in the Durango Gold database and Silverstone's records.

10.5   Down-Hole Surveys

Mr. Weiss has no information on the methods and procedures used by Bacis or Silverstone to survey the down-hole deviation of the holes drilled in 1994 and 2007, respectively. Silverstone drill logs do not contain records of down-hole surveys.

Table 10.2 Silverstone 2007 Drill Intervals of Interest

Hole_ID	From_m	To_m	Length_m	Au g/t	Ag g/t
SCL-07-01	107.50	114.75	7.25	0.74	13.66
including	113.75	114.75	1.00	1.52	23.00
which included	114.0	114.25	0.25	2.14	24.0
SCL-07-02	166	174	8	0.25	5.09
SCL-07-03	85	87	2	0.29	105.50
and	128.5	144.5	16	0.57	12.23
including	129.5	130	0.5	1.39	30.00
and	135.5	136	0.5	1.41	11.00
and	138.5	138.75	0.25	1.80	8.00
SCL-07-04	169	170	1	1.48	10.00
and	225	226	1	1.22	10.00
SCL-07-04	237	238	1	1.30	--
SCL-07-05	49	49.5	0.5	0.18	31.00
SCL-07-06	41	42	1	0.22	4.00
SCL-07-07	1.52	5.5	3.98	0.31	39.69
SCL-07-07	8	15	7	1.14	142.46
including	10.5	10.75	0.25	3.87	373.00
and	11.75	12	0.25	3.56	370.00
and	12.75	13	0.25	3.62	707.00
and	16.5	16.75	0.25	3.14	65.00
SCL-07-08	12.5	13	0.5	0.65	30.00
and	53	54.5	1.5	0.49	14.00
and	61.25	68.5	7.25	0.31	12.72
including	66.5	67	0.5	1.12	81.00
also	69.5	78.25	8.75	0.55	40.74
including	75.5	76	0.5	1.44	80.00
SCL-07-09	28	37.75	9.75	0.63	53.72
including	33.5	33.75	0.25	3.17	171.00
and	34	34.25	0.25	2.46	280.00
and	35	35.25	0.25	2.55	216.00
SCL-07-10	126	128	2	1.00	31.00
and	331	338	7	0.47	15.29

10.6   Summary Statement

Although there is little information on the drilling and sampling procedures used by Bacis, Mr. Weiss observed stored drill core remaining from the 1994 Bacis and 2007 Silverstone campaigns and believes that the drilling samples are representative and of sufficient quality for use in planning further exploration drilling at the Claudia project. The author is not aware of any sampling or recovery factors that materially impact the use of the drilling data for planning further exploration work. However, due to the inconsistencies in the secondary sources of information on the Bacis drill intersections, it is recommended to use the limited Bacis data only in a qualitative manner.

11.0   SAMPLE PREPARATION, ANALYSIS, AND SECURITY (ITEM 11)

This section summarizes all information known to the author relating to sample preparation, analysis, and security, as well as quality assurance/quality control procedures and results, that pertain to the Claudia project. The information has either been compiled by the authors from historical records, as cited, or provided by Tonogold.

11.1   Sample Preparation and Analysis

11.1.1 Bacis 1990s

Mr. Weiss has no information on the methods and procedures used by Bacis for the collection and analysis of surface and underground samples. Almost no information is available on the methods and procedures used for sampling and analysis of the 1994 drill core. Incomplete records imply the drill core was sampled only in zones of visible quartz veins. According to Christopher (2005), the samples were analyzed at a Bacis mine laboratory and at a commercial assay laboratory, but the author has no further information such as the locations or analytical methods.

11.1.2 Silverstone 2004 - 2007

Durango Gold has just recently initiated the compilation and evaluation of information on the methods and procedures used by Silverstone for the collection and analysis of surface samples from the Claudia project. Sample lengths were not recorded for many of the surface samples for which Durango Gold has recovered sample numbers and assays. If records exist, efforts should be made to determine which samples were collected as channel samples versus rock-chip samples, and if any quality assurance/ quality control ("QA/QC") procedures were used such as the insertion of blank and/or certified reference materials ("standards"). The author recommends that Durango Gold organize and evaluate any laboratory reports and certificates of analysis for surface samples that may exist in the files provided by Silverstone.

The 2007 drill core was logged on-site and sample intervals were selected by Silverstone geologists. The drill core was sawed in half on-site. Duplicates were prepared by sawing the half-core samples into two quarters. Half- and quarter-core samples were sent to ALS Chemex ("ALS") in Hermosillo, Sonora for sample preparation. There the samples were crushed and pulverized, but Mr. Weiss is not aware of the specific preparation procedures. ALS shipped the pulverized splits by air freight to the ALS assay laboratory in North Vancouver, Canada for analysis. ALS was independent of Silverstone, but it is not known what certifications may have been held by ALS in 2007.

Analyses of gold and silver were conducted with 50g aliquots by fire-assay fusion, followed by a gravimetric finish. Separate 0.5g aliquots were analyzed for silver, copper, lead and zinc using inductively-coupled plasma atomic-emission spectrometry ("ICP-AES") following a four-acid digestion.

11.2   Sample Security

Little is known of the specific methods and procedures used by Bacis and Silverstone for sample security. For the Silverstone drilling, samples were shipped under the supervision of Silverstone personnel from the site to ALS in Hermosillo via a commercial trucking service.

11.3   Quality Assurance/Quality Control (QA/QC)

The author has no information on the methods and procedures used by Bacis for QA/QC. Silverstone inserted QA/QC blanks, duplicates and standards on a regular basis into the drilling sample stream prior to shipping the samples to ALS.

11.3.1 Silverstone Drilling Quality Assurance/Quality Control

Silverstone used the insertion of standards, duplicates and blanks for their 2007 drilling program QA/QC. A total 20 blanks, 90 standards and 78 duplicates of ¼-core were inserted into the sample stream for a QA/QC sample insertion rate of about 22%. Initially the standards and duplicates were inserted every 10 to 12 samples, but in some holes the rate was every two to three samples. Only two blanks were inserted with the samples from each hole.

Silverstone's drilling records show that three different standards were inserted, but they are listed simply as "STD-1", "STD-2" and "STD-3". The author has found no information on the certified gold or other element concentrations. If these were commercially available certified reference materials, the author is not aware of their identities or assay specifications. Therefore, no evaluation of the standards' assay results was performed by the author.

Blanks were inserted as the first and last samples of each drill hole sample sequence. The second of the two blanks followed a standard. The author is not aware of the source or nature of the blank material, but assays averaged 0.057% zinc, or about six times the lower detection limit of the analytical method. Three of the blanks assayed 3g Ag/t and eight blanks assayed 2g Ag/t. Note that 1.0g Ag/t was the lower limit of detection for silver with the analytical method used. The elevated zinc and silver suggest the blank material was not entirely barren of these elements.

Of the 20 blanks inserted, two assayed at greater than twice the lower detection limit for gold, which was 0.050g Au/t, with 0.86g Au/t (sample 20549) and 0.16g Au/t (20627), respectively. These can be considered blank failures. However, blank 20549 was the first sample in the sequence for the hole and was followed by two standards, presumably pulps, and the next drill sample assayed <0.05g Au/t and <1g Ag/t, so potential contamination of the succeeding drill samples was not significant. Blank 20627, at the end of the sample string from hole SCL-07-06, was preceded by a standard that assayed 2.06g Au/t and was in turn preceded by a drill sample that assayed <0.05g Au/t. The first sample in hole SCL-07-07 was a blank (20628) that assayed <0.05g Au/t. Although these blank failures should have been investigated, possible contamination of the drill samples with respect to gold was not significant.

11.3.2 Discussion of QA/QC Results

Mr. Weiss has evaluated the results of the Silverstone QA/QC blanks and standards to the extent possible with the information available. Because ALS was a reputable and well-known commercial laboratory at the time, it is the author's opinion that the Silverstone drilling results can be disclosed as used in this report. However, being unable to properly evaluate the performance of the inserted standards adds risk to the Silverstone drilling assays and a diminished level of confidence. This risk and diminished level of confidence should be considered in future mineral resource estimation for the project.

11.4 Summary Statement

Although records of sample preparation, security, and analytical procedures are incomplete, Mr. Weiss believes that the project assay data are adequate for planning future exploration work, including decisions on where further drilling is warranted.

12.0   DATA VERIFICATION (ITEM 12)

12.1   Site Visit

Mr. Weiss initially visited the Claudia project site on May 14, 2018 accompanied by Sr. Fernando Berdegue who at that time was with Tonogold, and Sr. Ferdisnando Garcia-Garcia, a Claudia project field technician for Silverstone.   At the time of this site visit and personal inspection, Mr. Weiss was independent of Tonogold and Durango Gold.   During this site visit, the project geology, examples of mineralized veins exposed at surface, and collars of historical drilling in the Aguilareña-Tres Reyes area were reviewed.   Core from the 1994 and 2007 drilling was observed in two storage areas within the property, and the partly dismantled flotation plant was visited.

Drill site and independent verification of mineralization procedures were conducted.   Eight of the Silverstone drill collars were located, and their coordinates were measured for verification by Mr. Weiss (see Section 12.2.1).   The author collected four rock samples within the property for independent verification of mineralization (see Section 12.2).

Site visits were also conducted by Mr. Weiss on February 28 through March 5 of 2021, accompanied by Homero Medina Cazares, Durango Gold's Senior Project Geologist, and Luis Alberto Bustos, Project Geologist.   The Aguilareña - Tres Reyes and nearby veins were examined, as well as parts of the Guadalupana vein and un-named veins east of the historical Guadalupana vein workings.   The geology and veins exposed in the main and northern parts of the Lizeth area were examined and traverses were made to review the El Cristo and Don José vein areas.   Traverses were also made to review the geology of the northern part of the Claudia concessions and the possible extension of the Lizeth zone as much as 3.9km north of the Lizeth prospect.   Mr. Weiss was not independent of Durango Gold during the 2021 site visit.

12.2   Independent Verification of Mineralization

In 2018, Mr. Weiss collected four verification samples as summarized in Table 12.1: one from an exposure of the Guadalupana vein along the principal access road, two samples from the waste dump of the Tres Reyes shaft, and one sample from brecciated, silicified, and hematite-bearing rock near the west margin of the Lizeth zone.   The samples were under the control of Mr. Weiss from their collection until delivery by Mr. Weiss to the laboratory of SGS de Mexico ("SGS") in the city of Durango, Mexico.   SGS is a commercial analytical and metallurgical laboratory that was and is independent of Durango Gold and Cielo Azul, and the author.   At SGS the samples were crushed in their entirety to 75% at -2mm and riffle-split to obtain 250g sub-samples.   The 250g sub-samples were pulverized to 85% at -75µm.   Gold was determined by fire-assay fusion of 30g aliquots using an atomic-adsorption ("AA") finish.   Separate 1.0g aliquots were assayed for silver and 32 major, minor and trace elements using a four-acid digestion followed by ICP-AES.   For ICP-AES silver results greater than 100g Ag/t, a separate 30g aliquot was analyzed by fire-assay fusion with a gravimetric finish.   Mercury was analyzed separately using a cold-vapor AA procedure.   The results show that gold and silver mineralization is clearly present within the property at grades of interest for further exploration.   Arsenic, antimony and mercury concentrations are within the range typical of a low-sulfidation epithermal vein system.   Copper, lead and zinc concentrations are low, consistent with a low-sulfidation mineralized vein system.

Table 12.1 Independent Verification Samples 2018
(SGS work order and certificate DU38728)

Sample ID	X UTM NAD27	Y UTM NAD27	Type	Au FA30AA g/t	Ag ICP g/t	Ag FA30G g/t	As ICP g/t	Cu ICP g/t	Mo ICP g/t	Pb ICP g/t	Sb ICP g/t	Zn ICP g/t	Hg CVAA g/t
5971	442,052	2,773,000	Select Dump Grab	0.465	45		92	29.4	57	49	67	168	0.04
5972	442,050	2,773,014	Select Dump Grab	0.619	35		132	18.8	29	174	75	141	0.04
5973	442,258	2,774,283	Outcrop 1.5m chip	5.26	>100	320.0	62	32.7	4	96	41	47	0.49
5974	441,564	2,778,674	Outcrop Select Grab	0.034	<2		42	24.9	2	7	149	23	1.44

12.2.1 2018 Drill-Collar Verification

A total of eight of the 10 Silverstone drill collars were visited by Mr. Weiss during his 2018 site visit and the collar coordinates were measured using a Garmin GPS62 hand-held GPS receiver. Under good conditions, without dense tree cover or other obstructions, this receiver provides measurements with a precision of about ±5m. Table 12.2 shows a comparison of the coordinates measured by Mr. Weiss with the coordinates in the MDA database.

Table 12.2 Drill Collar Verification 2018

Hole ID	MDA Field Check		Database	
	X UTM NAD27	Y UTM NAD27	X UTM NAD27	Y UTM NAD27
Aguilareña Shaft	441,883	2,773,586	441,880	2,773,580
SCL-07-02	442,040	2,773,597	442,046	2,773,600
SCL-07-03	441,971	2,773,704	441,972	2,773,699
SCL-07-04	442,059	2,773,696	442,071	2,773,700
SCL-07-05	442,142	2,773,596	442,150	2,773,599
SCL-07-06	441,906	2,773,200	441,908	2,773,199
SCL-07-07	441,964	2,773,206	441,967	2,773,200
SCL-07-08	442,036	2,773,203	442,042	2,773,199
SCL-07-09	442,039	2,773,105	442,042	2,773,099

The GPS-measured coordinates compare reasonably well with the database. Coordinates for all but two of the holes are within six meters of the database coordinates (Table 12.2), which is within what would be expected if the database coordinates are from hand-held GPS readings taken by Silverstone. Another factor to consider is that all of the measured drill collars are located within an area of pinion pine and juniper forest, which may have reduced the satellite signals available to the GPS receiver. Based on the above, Mr. Weiss concludes the discrepancies in the locations of holes SCL-07-04 and SCL-07-05 are not a material issue and the data from these holes can be disclosed in this report. Mr. Weiss recommends that Durango Gold survey all of the historical drill collars professionally when further drilling is planned.

In March of 2021, Durango Gold geologists re-located all of the Silverstone drill hole collars and obtained hand-held GPS measurements of their coordinates. All were within 4 meters and most were within 2 or 3 meters of the coordinates recorded by Silverstone.

12.2.2 Verification of Drilling Assay Database

In 2018, technicians at MDA compiled a preliminary drilling assay database from Silverstone records from the 10 holes drilled by Silverstone in 2007. Mr. Weiss then compared the sample number, depth from, depth to, gold assay and silver assay for 197 sample intervals in the database, which correspond to the mineralized intervals listed in Table 10.2. This represents about 23% of the assayed intervals in the database. The author compared the database entries with copies of the Silverstone drill logs and ALS laboratory work-order files. The database entries matched the information in the drill logs and laboratory assay files. No errors were found.

The Silverstone assay data were compiled in 2018 for loading and viewing in 3D Minesight® software. The collar table was constructed by MDA using the Silverstone drill logs and with locations, azimuths and inclinations for the Bacis holes taken from the Don Bartolo table image. Assays below the lower limit of detection were loaded as "0"s as were entries with no assay result. No lithology table was compiled from the Silverstone drill logs in 2018.

In 2021, Mr. Weiss constructed a new drilling database using the Silverstone assay reports by ALS. Assays below the lower limit of detection were converted to ½ the lower limit of detection and entries with no assay were assigned a placeholder value of -999. Mr. Weiss reviewed each Silverstone drill log file and prepared a drill hole lithology table. The assay and lithology tables were then modified by Mr. Weiss with the addition of -999 placeholder entries for the 30 Bacis drill holes. Exceptions were made for the Bacis holes SC-30, SC-31, SC-32 and SC-33. From, to, interval lengths, gold assay and silver assay entries listed for these four holes in the Don Bartolo table image were entered into the drilling assay table. Mr. Weiss then estimated the down-hole from, to, and interval lengths for the Bacis holes shown in the Aguilareña-Tres Reyes long section from Christopher (2005). These intervals along with the gold and silver values shown on the long section were entered into the drilling assay table. The long section estimated interval depths and assay values for Bacis holes SC-30, SC-31, SC-32 and SC-33 were not in good agreement with the entries for these holes in the Don Bartolo table. Mr. Weiss elected to retain the entries from the Don Bartolo table. There is no information known to the author on the original sources of data used in the Don Bartolo table or for the intervals shown on the log sections reported in Christopher (2005). Consequently, all of the assays and depth intervals assigned to the Bacis drill holes in the current Durango Gold drilling database are considered provisional and their veracity is uncertain.

12.3 Density or Specific Gravity Data

The author is not aware of rock density or specific gravity data from the Claudia project and recommends that Durango Gold obtain and compile this data for future evaluation, if it exists. If no data are found, the author recommends that Durango Gold select representative intervals from the Silverstone and Bacis drill core and conduct density measurements.

12.3.1 Down-Hole Survey Verification

The author is not aware of down-hole survey data for the historical drilling at the Claudia project and recommends that Durango Gold obtain and compile this data for future evaluation, if it exists.

12.4   Summary Statement on Data Verification

Mr. Weiss has independently verified the style and tenor of mineralization at the Claudia project, and has verified the locations of Silverstone's drilling. Data verification, as defined in NI 43-101, is also the process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original sources, and is suitable to be used for the purposes of this report. The author believes the drill hole database compiled by MDA in 2018 accurately reflects the Silverstone drilling information, and that the Silverstone drilling information is suitable for the use and disclosure in this report. It is the author's opinion that the 2018 audit of the drilling database and other verification summarized above are adequate to verify the exploration data for the purposes used in this report. Limitations on the verification of the project data were imposed by the availability of historical records. For example, Durango Gold is not in the possession of assay certificates or drill hole logs for the Bacis holes drilled in 1994, and the gold and other element specifications are not known for the QA/QC standards inserted by Silverstone. The 2021 Durango Gold drilling database includes lithology and somewhat more comprehensive assay information. The 2021 drilling database should undergo a similar verification audit to identify and correct any transcription errors that may have occurred.

Based on the site visits, verification conducted, and analysis of the QA/QC data, the author has no significant concerns with the project data for the purposes used in this report except for the Bacis mineralized intervals as previously discussed.

13.0   MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 13)

Mr. Weiss has no data from mineral processing studies or metallurgical tests carried out with mineralized material from the Claudia project. However, it has been reported that Bacis used mineralized material from the Aguilareña vein for test work in the early 1990s. Although there is no information on the oxidation or mineralogical characteristics of the material used, Christopher (2005) stated:

> "*Bacis has conducted preliminary metallurgical testing on material grading 200 g/t Ag and 3.39 g/t Au obtained from the Aguilareña vein. The best results were obtained from cyanidation with recoveries of 95% reported for Au and 91% reported for Ag. Enriquez (2003) suggested that recoveries could be improved by increasing leaching time to 72 hours.*"

This historical information is presented to fulfill the requirements of NI 43-101F. Mr. Weiss is not a qualified person for metallurgical matters and offers no opinions or conclusions on the quoted text of Christopher (2005).

14.0   MINERAL RESOURCE ESTIMATES (ITEM 14)

The are no current mineral resources estimated for the Claudia project within the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, and therefore NI 43-101.

Item 15 (Mineral Reserve Estimates) through Item 22 (Economic Analysis) are not applicable and have been omitted from this Technical Report.

23.0   ADJACENT PROPERTIES (ITEM 23)

The author has no information to report regarding adjacent properties.

24.0   OTHER RELEVANT DATA AND INFORMATION (ITEM 24)

The author is not aware of other data and information relevant to the Claudia property, necessary to make this technical report understandable and not misleading.

25.0 INTERPRETATION AND CONCLUSIONS (ITEM 25)

The author has reviewed the project data, including the Claudia drill-hole database, and visited the project site. Mr. Weiss believes that the data provided by Durango Gold, as well as the geological interpretations derived from the data, are generally an accurate and reasonable representation of the Claudia project.

Available mineralogical, textural, geologic and geochemical information indicate that the Claudia property is centered on a northwest-southeast trending array of low-sulfidation epithermal fissure veins that locally contain gold and silver mineralization. The vein system has lateral extents of at least nine kilometers in length and as much as four kilometers in width, and is hosted by a sequence of andesitic and rhyolitic volcanic rocks of Oligocene age. Historical underground and surface workings within the property indicate at least five or six of the subparallel and branching veins have been exploited on a small scale at several localities. There are no production records available. From the known extents of the workings and waste dumps, it is likely the historical production was relatively small in tonnage.

Assays reported from surface and underground studies performed by the CRM in the 1980s and 1990s, together with fragmentary records of drilling and underground sampling by Bacis in 1994, indicate gold and silver mineralization is locally present with grades of potential commercial interest. The lateral and down-dip extents and continuity of the mineralization are not known, and only a small fraction of the vein system has been explored with historical mine workings or drilling. Limited drilling by Silverstone in 2007 overlapped that of Bacis and was confined to the small area of the Aguilareña-Tres Reyes vein. The Silverstone drilling encountered maximum gold and silver grades of 3.87g Au/t and 373g Ag/t, respectively, which certainly warrant further exploration work in the context of such an aerially extensive vein system. The 2007 drilling indicates that gold-silver mineralization within the veins has a minimum of 200m to 300m vertical extent in the Aguilareña-Tres Reyes area.

Only a portion of the Lizeth vein zone was mapped and sampled by Silverstone. The available information suggests lower gold and silver grades compared to the Aguilareña-Tres Reyes area veins, but there may be potential for open-pit bulk mineable mineralization at Lizeth.

The large aerial extent and epithermal characteristics of the Claudia vein array are similar to those of commercially productive, volcanic-hosted low-sulfidation epithermal districts such as San Dimas (Tayoltita) in western Durango, Pinos Altos in Chihuahua, and Midas in Nevada, USA. Economic portions of veins in both San Dimas and Midas have widths similar to the veins at the Claudia project. At San Dimas the majority of gold-silver production has come from veins within andesite lava flows between welded ash-flow tuffs of rhyolitic composition, while at Midas most of the production has been from veins within welded rhyolite ash-flow tuff and rhyolite flow domes.

Based on the author's site visits and the project data available as of the date of this report, it is the author's opinion that the Claudia property warrants further exploration work. The author believes there is a strong possibility of rapidly developing several drilling targets through relatively cost-effective surface mapping, surface geochemical sampling and a ground magnetic survey (see Section 26.0). The Lizeth area is of particular interest due to the wide vein zone mapped by Capstone, which may offer the opportunity to discover open-pit type silver and gold mineralization. Mr. Weiss is not aware of any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, other than those discussed earlier in this report.

26.0   RECOMMENDATIONS (ITEM 26)

It is the author's opinion that the Claudia project is a project of merit and warrants significant exploration work and expenditures, including 10,000m of core drilling. A Phase 1 budget of $2,770,000 for the recommended exploration work is proposed in Table 26.1.

Table 26.1 Cost Estimate for the Recommended Phase I (2021) Program

Item	Estimated Cost (USD)
Project Geology, Mapping, DH Planning	$240,000
Surface Sampling and Assays	$65,000
Salvage, Inventory, Re-Log Core	$20,000
Geophysics (Ground Magnetic Survey)	$150,000
Drilling (10,000m; man-portable core drills with crews)	$1,250,000
Drill Core Cutting & Sampling Labor (6 months)	$10,000
Drilling Assays (5,000m @ $40/m)	$200,000
Tools and Field Supplies, PPE, core boxes, blades	$100,000
Drilling Supervision and Rig Geology	$35,000
Water, Pumps, Storage, Haulage	$50,000
Database Management	$50,000
Permitting and Surface Rights for Drilling	$100,000
Camps, Accommodations, Vehicles, Support	$200,000
Vehicle Expenses	$10,000
Transportation and Travel Expenses	$50,000
Communications, Internet, Software	$20,000
Project Management	$220,000
Total Proposed:	*$2,770,000*

Only a small fraction of the vein system has been tested with historical drilling. Because of the multiple veins present within the property, their considerable lateral extent, lack of detailed maps and surface assay data, it is strongly recommended that Durango Gold conduct a program of geological mapping and surface geochemical sampling prior to any drilling. One focus of this work should be on gaining an understanding of how grades of gold, silver, mercury, arsenic, antimony and other volatile elements vary laterally and with changes in vein strike, dip, thickness, vein intersections and branching. This will contribute significantly to identifying and prioritizing targets for drilling. Another focus should be to understand changes in vein style and tenor of mineralization with variations in host-rock lithology in order to identify particularly favorable units within the stratigraphy.

A ground magnetic survey is recommended to delineate faults and zones of hydrothermal alteration associated with epithermal veins that may not crop out at the surface. This survey should cover the central portion of the property with east-west lines of 2.0 to 3.0km lengths spaced 200m apart. If the survey is successful in tracing the known veins through areas where the veins do not crop out, the survey should be extended to and over the Lizeth zone to the north in Phase 2 (see below).

Another recommended task is to salvage, inventory and re-log all of the 1994 and 2007 drill core that may still be intact. Mineralized intervals in the salvaged 1994 drill core should be sampled and assayed if sufficient material is available and their down-hole depths can be determined. Some additional sampling or re-sampling of the 2007 drill core may be useful as well. The log and assay data from this work should be integrated with the surface mapping and geochemistry, and sets of cross-sections through all of the identified mineralized prospects should be constructed.

All available historical data and all new geological data developed by Durango Gold should be reviewed and compiled in a three-dimensional geographic information system ("GIS") to facilitate data visualization, integration and interpretation. The project geologists already have experience and skills using the MapInfo GIS software, and have initiated some of the recommended data organization and compilation.

Drilling is already justified with the information presently available and 10,000m of core drilling is included in the proposed Phase I exploration program. After the historical drill core has been salvaged and re-logged, it is recommended that Durango Gold evaluate possible drill targets that may remain in the Aguilareña-Tres Reyes area. Mr. Weiss recommends core drilling between and near several of the Bacis holes as a cost-effective approach to begin to establish a drill data set that could be used for resource estimation in the future. Dewatering and rehabilitation of the Aguilareña workings, and conducting channel sampling and detailed mapping of the veins and mineralized stockworks exposed in the workings is likely to be costly and could involve several hundreds of thousands of dollars in expenses. Such work is not recommended at this time; the author believes core drilling will be more cost-effective.

It is important to state that the author believes optimization of the drilling program should be achieved with the recommended surface work to enhance the possibility of a discovery. In particular, wider vein zones, intersections and stronger assay portions should be identified and prioritized. The Guadalupana and other veins may provide compelling targets that should be drilled in addition to the already known Aguilareña – Tres Reyes area veins. The Lizeth vein zone should be mapped and sampled to determine its complete extent and to understand any variations in mineralogy, width and geochemical characteristics. Available rock sample data suggest the Lizeth veins are lower in grade compared to the Aguilareña – Tres Reyes and Guadalupana veins, but the possibility of wider, bulk-mineable zones of gold-silver mineralization should be tested with an initial Phase 1 drill campaign.

A much larger Phase 2 exploration program of approximately $5,000,000 should be considered, contingent on positive results from the Phase 1 drilling and surface work.

27.0 REFERENCES (ITEM 27)

Aranda-Gómez, J.J., Henry, D.D., Ferrari, L., McDowell, F.W., Valencia-Moreno, M., 2015, La evolución volcanotectónica del noroeste de México durante el Cenozoico: Una sección a lo largo de la autopista MEX 40D a través del campo volcánico de la Sierra Madre Occidental y datos acerca del magmatismo asociado a la extensión en la parte meridional de las provincias tectónicas de Cuencas y Sierras y del Golfo de California: Guías de Excursiones Geológicas de México, núm. 1, edición especial bilingüe, 82 pp.

Christopher, P.A., 2005 (December), Technical report on proposed exploration for the Claudia project, Durango state Mexico El Papanton mining district Municipality of Santiago Papasquiaro: NI 43-101 Technical Report prepared for Capstone Gold Corp. & Silverstone Resources Corp., 39 p.

Cruz, P.R., 1986, Reconocimiento geológico minero del lote Claudia, ubicado en el distrito minero Cerro del Papantón, municipio de Santiago Papasquiaro, Estado de Durango.

Enriquez, E., 2003, Claudia project, executive summary: internal report prepared for Capstone Mining.

Luevano Pinedo, J.A., Millan Quezada, L., and Guereca Meza, R., 2002, Carta Geológico-Minera Santiago Papasquiaro G13-48 Durango Escala 1:50,000 Estado de Durango: Consejo de Recursos Minerales, 47 p.

Luevano Pinedo, J.A., Millan Quezada, L., and Guereca Meza, R., 2003, Carta Geológico-Minera Santiago Papasquiaro G13-48 Durango: Servicio Geológico Mexicano, 1:50,000 map sheet.

Lindgren, W., 1900, The gold and silver veins of the Silver City, De Lamar, and other mining districts in Idaho: U.S. Geological Survey 20th Annual Report, Part 3, p. 65–256.

McDowell, F.W. and Keizer, R.P., 1977, Timing of mid‑Tertiary volcanism in the Sierra Madre Occidental between Durango City and Mazatlán, Mexico: Geological Society of America Bulletin, v. 88, p. 1479-1486.

Sáenz Reyes, R., 1980 (November), Informe de los resultados del contrato de servicios de exploracion, realizado para el fundo "Claudia", ubicado en el Cerro del Papanton, Mpio. Santiago Papasquiaro, Edo de Durango: report of the Consejo de Recursos Minerales, 23 p.

Simmons, S.F., White, N.C., and John, D.A., 2005. Geological characteristics of epithermal precious and base metal deposits. Economic Geology 100th Anniversary Volume, pp. 485-522.

Solis y Campos, F., 1979 (June), Estudio geologico minero del prospecto 3 Reyes, localizado en el fundo "Claudia", Cerro del Papanton, Municipio Santiago Papasquiaro, Estado de Durango: report of the Consejo de Recursos Minerales, 10 p.

28.0   DATE AND SIGNATURE PAGE

Effective Date of report: March 19, 2021

Completion Date of report: April 16, 2021

"Steven I. Weiss"   Date Signed:
Steven I. Weiss, PhD, C.P.G.   *April 16, 2021*

29.0 CERTIFICATE OF QUALIFIED PERSONS

Steven I. Weiss, Ph.D., C.P.G.

I, Steven I. Weiss, C.P.G., do hereby certify that:

- I am currently a self-employed Senior Associate Geologist for Mine Development Associates, Inc., a division of RESPEC, located at 210 South Rock Blvd., Reno, Nevada, 89502; and I am also employed on a part-time basis as Chief Geologist with Durango Gold Corp. located at 1 East Liberty Street, Suite 600, Reno, NV 89501.

- I graduated with a Bachelor of Arts degree in Geology from the Colorado College in 1978, received a Master of Science degree in Geological Science from the Mackay School of Mines at the University of Nevada, Reno in 1987, and hold a Doctorate in Geological Science from the University of Nevada, Reno, received in 1996.

- I am a Certified Professional Geologist (#10829) with the American Institute of Professional Geologists and have worked as a geologist in the mining industry and in academia for more than 35 years. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101"). I have previously explored, drilled, evaluated and reported on gold-silver deposits in volcanic and sedimentary rocks in Nevada, California, Colorado, Idaho, Canada, Greece, and Mexico. I certify that by reason of my education, affiliation with certified professional associations, and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am the author of this Technical Report titled *"Technical Report on the Claudia Gold-Silver Project, El Papantón District, Durango, Mexico"* prepared for Durango Gold, and with an effective date of March 19, 2021. Subject to those issues discussed in Section 3.0, I am responsible for all sections of this Technical Report.

- I have not had involvement with the property that is the subject of this Technical Report prior to my site visit and personal inspection of the Claudia property on May 14, 2018.

- To the best of my knowledge, information and belief, as of the effective date the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

- I am independent of Silverstone and all of their subsidiaries, applying all of the tests in Section 1.5 of NI 43-101 and in Section 1.5 of the Companion Policy to NI 43-101. I am not independent of Durango Gold and Cielo Azul as defined in Section 1.5 of NI 43-101 and in Section 1.5 of the Companion Policy to NI 43-101.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in accordance with the requirements of that instrument and form except where indicated otherwise.

Dated this 16th of April, 2021

"Steven I. Weiss"
Signature of Qualified Person
Steven I. Weiss

APPENDIX A

Listing of Claudia Project Mining Concessions

Claim Name	Title #	Hectares	Exp. Date	Owner
San Martin Group				
Aida	212116	490.00	2050	Silverstone
Ampliacion De La Concepcion	188011	30.00	2040	Silverstone
Claudia	172032	48.00	2033	Silverstone
Cruz Azul	184615	15.6601	2039	Silverstone
Cruz Azul Dos	183639	7.3725	2038	Silverstone
El Cascabel	184686	54.7381	2039	Silverstone
El Dorado	184915	93.0287	2039	Silverstone
El Fundador	189483	14.00	2040	Silverstone
La Concepcion	178493	10.00	2036	A Celis Ontiveros
La Escondida	184901	19.427	2039	Silverstone
La Guadalupana	187349	4.6475	2040	Silverstone
La Joya	183899	12.6275	2038	Silverstone
La Llave de Oro	194741	17.0187	2042	
La Llave de Plata	199486	189.850	2044	Silverstone
La Lucha	184933	107.8933	2039	Silverstone
La Luz	180571	20.00	2037	Silverstone
La Papa	184395	69.139	2039	Silverstone
La Petrolea	184917	138.3736	2039	Silverstone
La Vizcarra	184902	72.4174	2039	Silverstone
Mina Vieja	194789	18.00	2042	Silverstone
Noche Buena	188162	21.00	2040	
Papanton Dos	187589	424.1044	2040	Silverstone
Papanton Uno Reduccion Norte	215317	235.3495	2052	Silverstone
San Martin	162123	9.00	2027	Silverstone
Tagarete	225113	498.3095	2055	Silverstone
Tecolotes	184916	60.102	2039	Silverstone
Veneranda	184079	10.00	2039	
La Concepcion Group				
La Concepcion Dos	217112	20.67	2052	Silverstone
La Nueva America	224173	2174.3169	2055	Silverstone
Santaguera Dos	218246	52.926	2052	Silverstone
Tercera Ampl. De La Concepcion	221993	30.00	2054	Silverstone
Teresa	224175	1089.7316	2055	Silverstone
Claims Not Grouped				
El Cristo	189239	40.00	2040	Silverstone
El Grullo	209598	6.6042	2049	Silverstone
Papanton Uno Reduccion Sur	215318	283.4430	2052	Silverstone
Santiaguera 3	240462	47.6555	2062	Silverstone

APPENDIX B

Listing of Claudia Project Drill-Hole Collar Data

Collar Data for Bacis Drilling, 1994 (UTM NAD27 Zone 13)

Hole_ID	UTM_X	UTM_Y	Elev_m	Azimuth (degrees)	Dip (degrees)	Depth_m	Area
MV-16	443,323	2,771,633	2330	70	-65	140.3	Mina Vieja
MV-17	443,179	2,771,673	2310	70	-65	200.0	Mina Vieja
SC-1	441,908	2,773,602	2300	245	-65	93.0	Aguilarena
SC-2	442,005	2,773,464	2309	250	-65	181.8	Aguilarena
SC-3	442,040	2,773,200	2326	270	-70	105.1	Tres Reyes
SC-4	442,030	2,773,335	2300	260	-75	110.8	Tres Reyes
SC-5	442,896	2,773,492	2330	257	-75	71.6	Guadalupana
SC-7	441,962	2,773,538	2302	245	-65	185.4	Aguilarena
SC-8	441,954	2,773,632	2294	270	-65	206.1	Aguilarena
SG-09	442,372	2,773,987	2317	45	-65	90.0	Guadalupana
SG-10	442,311	2,774,069	2330	45	-65	82.2	Guadalupana
SG-11	442,195	2,774,250	2281	85	-60	93.3	Guadalupana
SG-12	442,172	2,774,395	2312	75	-65	68.6	Guadalupana
SG-13	442,055	2,774,285	2303	75	-65	68.6	Guadalupana
SG-14	442,130	2,774,301	2293	75	-65	144.4	Guadalupana
SG-15	442,302	2,774,031	2322	71	-70	133.3	Guadalupana
SC-19	442,056	2,773,426	2293	245	-65	172.9	Aguilarena
SC-20	441,864	2,773,688	2320	245	-50	230.0	Aguilarena
SC-21	441,908	2,773,765	2288	270	-65	141.1	Aguilarena
SC-22	442,006	2,774,491	2282	245	-65	154.2	Aguilarena
SC-23	441,946	2,773,926	2270	265	-65	237.1	Aguilarena
SC-30	442,006	2,774,216	2315	245	-65	154.2	Aguilarena
SC-31	442,102	2,773,575	2290	255	-65	282.2	Aguilarena
SC-32	442,118	2,773,066	2290	250	-70	241.9	Tres Reyes
SC-33	442,308	2,773,200	2310	270	-70	230.0	Tres Reyes
SP-25	444,249	2,770,339	2424	65	-75	89.7	La Providencia
SP-26	444,248	2,770,340	2424	10	-75	87.3	La Providencia
SP-27	444,046	2,770,457	2444	25	-70	118.2	La Providencia
SP-28	443,930	2,770,560	2432	70	-70	135.4	La Providencia
SP-29	443,929	2,770,560	2432	185	-70	98.6	La Providencia

Collar Data for Silverstone Drilling, 2007 (UTM NAD27 Zone 13)

Hole_ID	UTM_X	UTM_Y	Elev_m	Azimuth (degrees)	Dip (degrees)	Depth_m	Area
SCL-07-01	441,980	2,773,600	2279	270	-55	153.6	Aguilarena
SCL-07-02	442,046	2,773,600	2264	270	-70	245.4	Aguilarena
SCL-07-03	441,972	2,773,699	2294	270	-55	208.8	Aguilarena
SCL-07-04	442,071	2,773,700	2270	270	-70	306.3	Aguilarena
SCL-07-05	442,150	2,773,599	2254	270	-70	300.2	Aguilarena
SCL-07-06	441,908	2,773,199	2312	270	-50	111.3	Tres Reyes
SCL-07-07	441,967	2,773,200	2315	270	-45	17.0	Tres Reyes
SCL-07-08	442,042	2,773,199	2313	270	-45	120.4	Tres Reyes
SCL-07-09	442,042	2,773,099	2301	270	-45	99.1	Tres Reyes
SCL-07-10	442,209	2,773,700	2257	270	-62	383.3	Aguilarena